
11006154

Lorillard
2010 ANNUAL REPORT


BRINGING YOU NEWPORT PLEASURE

Lorillard

Lorillard, Inc. is the third largest manufacturer of cigarettes in the United States. Founded in 1760, Lorillard is the oldest continuously operating tobacco company in the U.S.

The Company's flagship brand, Newport®, is a menthol-flavored premium cigarette, and is the top selling menthol and second largest selling cigarette brand in the U.S.

In addition to Newport, the Lorillard product line has four additional brand families marketed under the Kent, True, Maverick, and Old Gold brand names. These five brands include 43 different product offerings which vary in price, taste, flavor, length and packaging. Lorillard maintains its headquarters and manufactures all of its products in Greensboro, North Carolina.


Net Sales
IN MILLIONS
EXCISE TAX
SALES
$3,755
$699
$3,056
$3,969
$688
$3,281
$4,204
$712
$3,492
$5,233
$1,547
$3,686
$5,932
$1,879
$4,053
06
07
08
09
10


Operating Income
IN MILLIONS
OPERATING INCOME
OPERATING MARGIN
$1,241
40.6%
$1,274
38.8%
$1,415
40.5%
$1,541
41.8%
$1,725
42.6%
06
07
08
09
10


Earnings Per Share
$4.75
$5.16
$5.15
$5.76
$6.78
06
07
08
09
10

Dear Fellow Shareholders:



Last year marked a significant milestone in our great company's history. In 2010, Lorillard celebrated its 250th anniversary since its founding in 1760, making it the oldest publicly traded company listed on the New York Stock Exchange and one of the oldest continuously operating companies in America. But mere longevity is not what Lorillard is about. Our 250th year was a remarkable one for Lorillard, as we delivered clearly superior operating results, industry-leading financial performance and returned more than $1.3 billion to our shareholders.

Before joining Lorillard in September of 2010, I had admired the Company for many years in my prior roles within the tobacco industry. But I can enthusiastically tell you after developing a greater understanding of our company during my first eight months as chief executive, I am even more impressed. Lorillard's talented and committed workforce, unique brand strengths, and sound business strategies give us the potential to continue to deliver superior results not only within the tobacco industry, but also as a top performing company in the broader consumer products category.

Those strengths were clearly demonstrated over the course of 2010. We had an outstanding year. Despite a continued challenging economic environment for the U.S. consumer, Lorillard set record levels of market share, net sales, operating income, net income and earnings per share for the year. While the overall domestic cigarette industry experienced a 3.8 percent decline in units sold, Lorillard increased its domestic unit volume by 5.3 percent.

Led by the exceptional performance of our flagship Newport brand, along with continued strong growth from our value brand, Maverick, Lorillard grew its total retail share of the domestic cigarette market by 1.1 share points in 2010 to a record 12.9 percent. As a result, net sales increased by more than 13 percent in 2010 to a record level.

Continued focus on controlling costs and prudent changes to our capital structure during the year leveraged our strong share and sales performance. Operating income grew by 12 percent to a record level, Lorillard reported net income in excess of $1 billion for the first time ever, and earnings per share increased by 18 percent. And, we increased our cash dividend in September of 2010, and again in March of 2011. Clearly, these results are outstanding and a great way to enter 2011.

Much of Lorillard's recent success is directly attributable to the leadership of my predecessor, Martin L. Orlowsky. Marty retired on December 31, 2010, after a two decade career with Lorillard, and I wish him well in his retirement. All of us associated with Lorillard owe Marty a debt of gratitude for his thoughtful stewardship


Newport
BOX 100s
CIGARETTES

Newport® Brand Share
OF UNITED STATES CIGARETTE MARKET


8.8%
9.2%
9.7%
9.8%
10.5%
06
07
08
09
10

Newport Menthol Share of the Menthol Segment


32.2%
32.9%
34.0%
34.1%
35.0%
06
07
08
09
10

of our company, and for leaving it strong and well-positioned for continued success.

As you would expect from any new CEO even with this great success, it was important to me to undertake a thoughtful strategic review of our business as I started my new role at Lorillard. First and foremost, I wanted to determine whether the operational and financial success we have experienced in the past can be sustained well into the future. This review, which is now complete, assessed the strengths and weaknesses of our business, identified potential areas for expansion within the cigarette segment as well as the overall tobacco industry, and evaluated our capabilities to ensure we are equipped to successfully build our business over the long-term. We are pleased with the results of our strategic review and while Lorillard's business is clearly not in need of a major course correction, we look forward to making a very strong business even stronger over the next several years.

This strategic evolution is embodied in our new vision statement:

"To Responsibly Bring Newport Pleasure to All Adult Smokers."

It is this vision that we have identified as our central mission in guiding our business strategies and day-to-day activities at Lorillard. We believe this broad concept of thoughtfully delivering quality tobacco products that bring pleasure and enjoyment to adult tobacco consumers is one that will serve both our customers and shareholders well over the long-term.

An underlying principle for Lorillard in the future will be to **protect and grow our core menthol cigarette business** — behind the strength of our Newport brand. The relative stability of this segment of the cigarette industry, along with Newport's superior brand equity and category-leading market share performance, gives us confidence in the strength of our core business for many years to come.

Adjacent growth opportunities will be pursued carefully and with discipline, cognizant of the primary importance of our core


Newport
NON-MENTHOL
CIGARETTES

menthol business. However, we believe that there are significant and profitable opportunities for portfolio development and further penetration of U.S. geographies and we will pursue those prospects as appropriate going forward.

One such example is the recent launch of Newport Non-Menthol. Newport Non-Menthol is a premium product with broad appeal to adult smokers, leveraging the strength of the Newport brand within the non-menthol segment that makes up 70 percent of the domestic cigarette industry. Since its introduction in late 2010, Newport Non-Menthol has performed very well. In fact, at this stage, it is one of the most successful new product launches in the Company's history. We believe that Newport Non-Menthol will make a meaningful contribution to the Newport franchise of products going forward.

We will also enhance our internal capabilities to ensure we can execute our strategic vision and to prepare for regulatory oversight by the U.S. Food and Drug Administration ("FDA"). I am pleased to say that we are making real progress, as several recent hires have strengthened our team in this important area.

In the backdrop of Lorillard's outstanding achievements in 2010, the FDA recently received a report from its Tobacco Products Scientific Advisory Committee ("TPSAC") on the issue of menthol's impact on public health. The non-binding report stated that while there was not sufficient evidence to conclude that menthol cigarette smokers face different disease risks than non-menthol smokers, it did conclude that the removal of menthol cigarettes from the marketplace would benefit public health in the U.S. TPSAC did not have any specific suggestions for follow-up by the FDA to its conclusion and acknowledged that the potential for an illegal market in menthol cigarettes exists and recommended that the FDA consult with the appropriate experts and carry out relevant analysis in this area should they chose to take some policy action that restricts the availability of menthol cigarettes.

Lorillard strongly disagrees with TPSAC's public health conclusions and believes that the overwhelming weight of scientific evidence does not support increased regulation of menthol in cigarettes. Furthermore, the Company believes that as the

"To Responsibly Bring Newport Pleasure to All Adult Smokers."

It is this vision that we have identified as our central mission in guiding our business strategies and day-to-day activities at Lorillard. We believe this broad concept of thoughtfully delivering quality tobacco products that bring pleasure and enjoyment to adult tobacco consumers is one that will serve both our customers and shareholders well over the long-term.


OLD GOLD
CIGARETTES
KENT
TRUE
Newport
NON-MENTHOL
CIGARETTES
Newport
CIGARETTES
MAVERICK
CIGARETTES

We are confident in our ability to deliver double-digit annual shareholder returns, as measured by the dividend yield and earnings per share growth, over the long-term.

FDA conducts its own assessment of menthol, it will follow a rigorous scientific evaluation that will come to the same conclusion as the Industry Report on Menthol, submitted by Lorillard and others, which demonstrated that no additional regulation is warranted.

As we move forward in executing our strategy and navigating through the current environment, we do so from a position of remarkable strength. Despite the inherent size advantages of the two largest U.S. cigarette manufacturers with whom we compete, Lorillard continues to outperform our competition across virtually every meaningful operational and financial metric.

We ended the year with more than $2 billion of cash and cash equivalents, paid a total of $645 million in cash dividends in 2010 and repurchased a total of $716 million of Lorillard common stock during the year. With the issuance of $1 billion in senior notes in 2010, we took another step in moving toward our long-term leverage target designed to maintain Lorillard's strong balance sheet while also preserving financial flexibility.

Lorillard is committed to continuing to provide strong cash returns to shareholders through its ongoing dividend, which is targeted at 70-75 percent of earnings, and we believe those earnings will continue to grow. We are confident in our ability to deliver double-digit annual shareholder returns, as measured by the dividend yield and earnings per share growth, over the long-term.

I would like to thank all Lorillard employees for a job well done in 2010 and for their dedication, talent and commitment which led to our remarkable accomplishments during the year. While 2010 is done, our work is not, and we have set lofty goals for ourselves. We are all eager "To Responsibly Bring Newport Pleasure to All Adult Smokers" for many years to come and to build shareholder value in the process.

The future of Lorillard is indeed bright, and we believe that our team is well equipped to meet the challenges of the future with vigor and continue to build on our legacy of success.

Murray S. Kessler
Chairman, President and
Chief Executive Officer

Selected Financial Data

Results of Operations:	2010	2009	2008	2007	2006
	Years Ended December 31, (In millions, except per share data)				
Net sales (1)	$ 5,932	$ 5,233	$ 4,204	$ 3,969	$ 3,755
Cost of sales	3,809	3,327	2,434	2,313	2,166
Gross profit	2,123	1,906	1,770	1,656	1,589
Selling, general and administrative (2)	398	365	355	382	348
Operating income	1,725	1,541	1,415	1,274	1,241
Investment income (3)	4	5	20	109	103
Interest expense	(94)	(27)	(1)	—	—
Income before income taxes	1,635	1,519	1,434	1,383	1,344
Income taxes	606	571	547	485	518
Net income	$ 1,029	$ 948	$ 887	$ 898	$ 826
Diluted weighted average number of shares outstanding	151.79	164.62	172.21	173.92	173.92
Diluted earnings per share	$ 6.78	$ 5.76	$ 5.15	$ 5.16	$ 4.75
Dividends per share	$ 4.25	$ 3.84	$ 4.67	$ 6.72	$ 4.50

1. Includes excise taxes of $1,879, $1,547, $712, $688 and $699 million, respectively.
2. 2008 included expenses of $18 million related to the Separation of Lorillard from Loews, 2007 included a $66 million charge related to litigation and 2006 included a $20 million restructuring charge.
3. Includes income (loss) from limited partnership investments of $0, $0, ($1), $34 and $26 million, respectively.

Financial Position:	2010	2009	2008	2007	2006
	December 31, (In millions)				
Current assets	$ 2,935	$ 2,181	$ 1,962	$ 2,103	$ 2,115
Total assets	3,296	2,575	2,321	2,600	2,759
Current liabilities	1,426	1,337	1,273	1,188	1,151
Long-term debt	1,769	722	—	—	—
Total liabilities	3,521	2,488	1,690	1,587	1,464
Shareholders' equity (deficit)	(225)	87	631	1,013	1,295

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File Number: 001-34097

Lorillard, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**13-1911176**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
714 Green Valley Road, Greensboro, North Carolina	**27408-7018**
(Address of principal executive offices)	*(Zip Code)*

(336) 335-7000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity of the registrant held by nonaffiliates of the registrant as of June 30, 2010 was $10.9 billion.

Class	Outstanding at February 11, 2011
Common Stock, $0.01 par value	145,552,670 shares

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive proxy statement for the registrant's 2011 Annual Meeting of Shareholders to be held on May 19, 2011 are incorporated by reference into Part III hereof.

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TABLE OF CONTENTS

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Unless otherwise indicated or the context otherwise requires, references to "Lorillard", "we," "us" and "our" refer to Lorillard, Inc., a Delaware corporation, and its subsidiaries. "Lorillard, Inc." refers solely to the parent company and "Lorillard Tobacco" refers solely to Lorillard Tobacco Company, the principal subsidiary of Lorillard, Inc.

FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements contained in this Annual Report on Form 10-K are "forward-looking" statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "expect," "intend," "plan," "anticipate," "estimate," "believe," "will be," "will continue," "will likely result" and similar expressions. In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by us, which may be provided by our management team are also forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond the control of our management team, which could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

- the impact of regulatory initiatives, including the regulation of cigarettes and a possible ban or regulation of menthol by the Food and Drug Administration, and compliance with governmental regulations;
- the outcome of pending or future litigation, including risks associated with adverse jury and judicial determinations, courts reaching conclusions at variance with the general understandings of applicable law, bonding requirements and the absence of adequate appellate remedies to get timely relief from any of the foregoing;
- health concerns, claims, regulations and other restrictions relating to the use of tobacco products and exposure to environmental tobacco smoke;
- the effect on pricing and consumption rates of legislation, including actual and potential federal and state excise tax increases, and tobacco litigation settlements;
- continued intense competition from other cigarette manufacturers, including significant levels of promotional activities and the presence of a sizable deep discount category;
- the continuing decline in volume in the domestic cigarette industry;
- the increasing restrictions on the marketing and use of cigarettes through governmental regulation and privately imposed smoking restrictions;
- general economic and business conditions;
- changes in financial markets (such as interest rate, credit, currency, commodities and equities markets) or in the value of specific investments;
- the availability of financing upon favorable terms, the results of our financing efforts and the impact of any breach of a debt covenant or a credit rating downgrade;
- potential changes in accounting policies by the Financial Accounting Standards Board, the Securities and Exchange Commission (the "SEC") or regulatory agencies for the industry in which we participate that may cause us to revise our financial accounting and/or disclosures in the future, and which may change the way analysts measure our business or financial performance;
- the risk of fire, violent weather or other disasters adversely affecting our production, storage and other facilities;

- changes in the price, quality or quantity of tobacco leaf and other raw materials available for use in our cigarettes;
- reliance on a limited number of suppliers for certain raw materials;
- our ability to attract and retain the best talent to implement our strategies as a result of the decreasing social acceptance of cigarettes; and
- the closing of any contemplated transactions and agreements.

Adverse developments in any of these factors, as well as the risks and uncertainties described in "Item 1. Business," "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Business Environment" and elsewhere in this Annual Report on Form 10-K, could cause our results to differ materially from results that have been or may be anticipated or projected. Forward-looking statements speak only as of the date of this Annual Report on Form 10-K and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is or may be based.

INTRODUCTORY NOTE

For periods presented in this Annual Report on Form 10-K prior to June 10, 2008, Lorillard, Inc. was a wholly-owned subsidiary of Loews Corporation ("Loews"), a publicly traded company listed on the New York Stock Exchange (the "NYSE"). Our results of operations and financial condition were included as a separate reporting segment in Loews's financial statements and filings with the SEC. Beginning in 2002 and through June 10, 2008, Loews had also issued a separate class of its common stock, referred to as the "Carolina Group Stock," to track the economic performance of Loews's 100% interest in Lorillard, Inc. and certain liabilities, costs and expenses of Loews and Lorillard arising out of or related to tobacco or tobacco-related businesses. On June 10, 2008, we began operating as an independent, publicly traded company pursuant to our separation from Loews (the "Separation"). In connection with the Separation, we entered into a Separation Agreement with Loews to provide for the separation of our business from Loews as well as providing for indemnification and allocation of taxes between the parties.

PART I

Item 1. *BUSINESS*

Overview

Lorillard is the third largest manufacturer of cigarettes in the United States. Founded in 1760, Lorillard is the oldest continuously operating tobacco company in the United States. Newport, our flagship menthol flavored premium cigarette brand, is the top selling menthol and second largest selling cigarette brand overall in the United States based on gross units sold in 2010. The Newport brand accounted for approximately 90.0% of our sales revenue for the fiscal year ended December 31, 2010. In addition to the Newport brand, our product line has four additional brand families marketed under the Kent, True, Maverick, and Old Gold brand names. These five brands include 43 different product offerings which vary in price, taste, flavor, length and packaging. In 2010, we shipped 38.1 billion cigarettes, all of which were sold in the United States and certain U.S. possessions and territories. We sold our major trademarks outside of the United States in 1977. We maintain our headquarters and manufacture all of our products at our Greensboro, North Carolina facility.

We produce cigarettes for both the premium and discount segments of the domestic cigarette market. We do not compete in a subcategory of the discount segment that we identify as the deep discount segment. Premium brands are well known, established brands marketed at higher retail prices. Discount brands are generally less well recognized brands marketed at lower retail prices. We define the deep discount subcategory to include brands sold at the lowest retail prices. Deep discount cigarettes are typically manufactured by smaller companies, relative to us and other major U.S. manufacturers, many of which have no, or significantly lower, payment obligations under the State Settlement Agreements, consisting of the Master Settlement Agreement among major tobacco manufacturers and 46 states and various other governments and jurisdictions (the "MSA") and the settlements of similar claims brought by Mississippi, Florida, Texas and Minnesota.

Advertising and Sales Promotion

The predominant form of promotion in the industry and for us consists of retail price reduction programs, such as discounting or lowering the price of a pack or carton of cigarettes in the retail store. These programs are developed, implemented and executed by our sales force through merchandising or promotional agreements with retail chain accounts and independent retailers.

We focus our retail programs in markets and stores reflecting unique potential for increased menthol sales. Our direct buying wholesale customers provide us with information as to the quantities of cigarettes shipped to their retail accounts on a weekly basis. This data covers approximately 99% of wholesale units shipped by us and our major competitors, and enables us to analyze, plan and execute retail promotion programs in markets and stores that optimize the most efficient and effective return on our promotional investments.

We employ other promotion methods to communicate with our adult consumers as well as with adult smokers of our competitors' products. These promotional programs include the use of direct marketing communications, retail coupons, relationship marketing and promotional materials intended to be displayed at retail. Relationship marketing entails the use of various communication techniques to directly reach adult consumers in order to establish a relationship with them for the purpose of advertising and promoting a product or products. We use our proprietary database of smokers of our brands and smokers of our competitors' brands to reach adult consumers with targeted communications about a given brand through age-restricted direct mail and internet programs. We regularly review the results of our promotional spending activities and adjust our promotional spending programs in an effort to maintain our competitive position. Accordingly, sales promotion costs in any particular fiscal period are not necessarily indicative of costs that may be realized in subsequent periods.

Advertising plays a relatively lesser role in our overall marketing strategy. We advertise Newport in a limited number of magazines that meet certain requirements regarding the age and composition of their readership. Newport is our only brand that receives magazine advertising support.

Advertising of tobacco products through television and radio has been prohibited since 1971. Under the State Settlement Agreements, the participating cigarette manufacturers agreed to severe restrictions on their advertising and promotion activities including, among other things:

- prohibiting the targeting of youth in the advertising, promotion or marketing of tobacco products;
- banning the use of cartoon characters in all tobacco advertising and promotion;
- limiting each tobacco manufacturer to one brand-name event sponsorship during any twelve-month period, which may not include major team sports or events in which the intended audience includes a significant percentage of youth;
- banning all outdoor advertising of tobacco products with the exception of small signs at retail establishments that sell tobacco products;
- banning tobacco manufacturers from offering or selling apparel and other merchandise that bears a tobacco brand name, subject to specified exceptions;
- prohibiting the distribution of free samples of tobacco products except within adult-only facilities;
- prohibiting payments for tobacco product placement in various media; and
- banning gift offers based on the purchase of tobacco products without sufficient proof that the intended gift recipient is an adult.

On June 22, 2009 the federal Family Smoking Prevention and Tobacco Control Act (the "FSPTCA") was signed into law granting authority over the regulation of tobacco products to the FDA. Pursuant to the FSPTCA, the FDA reissued a set of marketing and sales restrictions originally promulgated in 1995 as part of an unsuccessful effort by the agency to assert jurisdiction over tobacco products. The FSPTCA also contains other restrictions, some of which may be more stringent than those found in the original 1995 FDA rule, affecting the advertising, marketing and sale of cigarette products. See the section entitled "Legislation and Regulation" below for additional information concerning the marketing and sales provisions of the FSPTCA. In addition, many states, cities and counties have enacted legislation or regulations further restricting tobacco advertising, marketing and sales promotions, and others may do so in the future. We cannot predict the impact of such initiatives on our marketing and sales efforts.

We fund a Youth Smoking Prevention Program, which is designed to discourage youth from smoking by promoting parental involvement and assisting parents in discussing the issue of smoking with their children. We are also a founding member of the Coalition for Responsible Tobacco Retailing which through its "We Card" program trains retailers in how to prevent the purchase of cigarettes by underage persons. In addition, we have adopted guidelines established by the National Association of Attorneys General to restrict advertising in magazines with large readership among people under the age of 18.

Customers and Distribution

Our field sales personnel are based throughout the United States, and we maintain field sales offices in major cities throughout the United States. Our sales department is divided into regions based on geography and sales territories. We sell our products primarily to wholesale distributors, who in turn service retail outlets, chain store organizations, and government agencies, including the U.S. Armed Forces. Upon completion of the manufacturing process, we ship cigarettes to public distribution warehouse facilities for rapid order fulfillment to wholesalers and other direct buying customers. We retain a portion of our manufactured cigarettes at our Greensboro central distribution center and Greensboro cold-storage facility for future finished goods replenishment.

As of December 31, 2010, we had approximately 500 direct buying customers servicing more than 400,000 retail accounts. We do not sell cigarettes directly to consumers. During 2010, 2009 and 2008, sales made by us to the McLane Company, Inc. comprised 27%, 26% and 26%, respectively, of our revenues. No other customer accounted for more than 10% of 2010, 2009 or 2008 sales. We do not have any written sales agreements with our customers, including the McLane Company, Inc. We do not have any backlog orders.

Most of our customers buy cigarettes on a next-day-delivery basis. Customer orders are shipped from public distribution warehouses via third party carriers. We do not ship products directly to retail stores. In 2010, approximately 98% of our customers purchased cigarettes using electronic funds transfer, which provides immediate payment to us.

Raw Materials and Manufacturing

In our production of cigarettes, we use domestic and foreign grown burley and flue-cured leaf tobaccos, as well as aromatic tobaccos grown primarily in Turkey and other Near Eastern countries. We believe that there is an adequate supply of tobacco leaf of the type and quality we require at competitive prices from a combination of global sources, and that we are not dependent on any one geographic region or country for our requirements. An affiliate of Reynolds American Inc. ("RAI") manufactures all of our reconstituted tobacco pursuant to our specifications, as set forth in the agreement between us and RAI. Reconstituted tobacco is a form of tobacco material manufactured as a paper-like sheet from small pieces of tobacco that are too small to incorporate into the cigarette directly and may include some tobacco stems, and which is used as a component of cigarette blends.

We purchase our tobacco leaf through tobacco dealers, which contract with leaf growers. Such purchases are made at prevailing market prices in the country of origin. Due to the varying size and quality of annual crops, changes in the value of the U.S. dollar in relation to other foreign currencies and other economic factors, tobacco prices have historically fluctuated. We direct these dealers in the purchase of tobacco according to our specifications for quality, grade, yield, particle size, moisture content, and other characteristics. The dealers purchase and process the whole leaf and then dry and package it for shipment to and storage at our Danville, Virginia facility. We have not experienced any difficulty in purchasing our requirement of leaf tobacco.

We purchase more than 66% of our domestic leaf tobacco from one dealer, Alliance One International, Inc. ("Alliance One"). If Alliance One becomes unwilling or unable to supply leaf tobacco to us, we believe that we can readily obtain high-quality leaf tobacco from well-established, alternative industry sources. However, we believe that such high-quality leaf tobacco may not be available at prices comparable to those we pay to Alliance One.

We store our tobacco in 29 storage warehouses on our 130-acre Danville, Virginia facility. To protect against loss, amounts of all types and grades of tobacco are stored in separate warehouses. Certain types of tobacco used in our blends must be allowed to mature over time to allow natural chemical changes that enhance certain characteristics affecting taste. Because of these aging requirements, we maintain large quantities of leaf tobacco at all times. We believe our current tobacco inventories are sufficient and adequately balanced for our present and expected production requirements. If necessary, we can typically purchase aged tobacco in the open market to supplement existing inventories.

We produce cigarettes at our Greensboro, North Carolina manufacturing plant, which has a production capacity of approximately 200 million cigarettes per day and approximately 50 billion cigarettes per year. Through various automated systems and sensors, we actively monitor all phases of production to promote quality and compliance with applicable regulations.

Research and Development

We have an experienced research and development team that continuously evaluates new products and line extensions and assesses new technologies and scientific advancements to be able to respond to marketplace demands and developing regulatory requirements. Our research and development efforts focus primarily on:

- developing quality products that appeal to adult consumers;
- studying and developing consumer-acceptable products with the potential for reduced exposure to smoke constituents or reduced health risk;

- identifying and investigating, through the use of internal and external resources, suspect constituents of cigarette products or their components to determine the feasibility of reduction or elimination;

- maintaining state-of-the-art knowledge about public health and scientific issues related to cigarette products;

- developing new, or modifying existing, products and processes to promote quality control and to comply with current and anticipated laws and regulations; and

- collaborating and cooperating with outside public and private scientific institutions and encouraging independent research relating to cigarette products.

Tobacco-related research activities include: analysis of cigarette components, including cigarette paper, filters, tobacco and ingredients, including menthol; analysis of mainstream and sidestream smoke; and modification of cigarette design. We employ advanced scientific equipment in our research efforts, including gas chromatographs, mass spectrographs and liquid chromatographs. We use this equipment to structurally identify and measure the amount of chemical compounds found in cigarette smoke and various tobaccos. These measurements allow us to better understand the relationship between the tobacco, cigarette construction, and the smoke yielded from cigarettes. In addition, advanced biological techniques are developed and used to test the biological impact of tobacco smoke on cells and advance our understanding of potential biomarkers for disease risk.

Information Technology

We are committed to the use of information technology throughout the organization to provide operating effectiveness, cost reduction and competitive advantages. We believe our system platform provides the appropriate level of information in a timely fashion to effectively manage the business. We utilize proven technologies while also continuously exploring new technologies consistent with our information technology architecture strategy. Our information technology environment is anchored by an SAP enterprise resource planning ("ERP") system designed to meet the processing and analysis needs of our core business operations and financial control requirements. The process control and production methods in our manufacturing operation utilize scanning, radio frequency identification, wireless technologies and software products to monitor and control the manufacturing process. Our primary data center is located at our corporate headquarters and is staffed by an in-house team of experienced information technology professionals. A satellite data center, located at our manufacturing facility, supports our manufacturing environment. In addition, we have a comprehensive redundancy and disaster recovery plan in place.

Employees

As of December 31, 2010, we had approximately 2,700 full-time employees. As of that date, approximately 1,000 of those employees were represented by labor unions covered by three collective bargaining agreements. Local Union #317T Greensboro of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO-CLC) represents workers at our Greensboro manufacturing plant. The agreement covering this Union expires in September 2011. Workers at our Danville, Virginia tobacco storage facility are also represented by Local Union #317T Danville of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO-CLC) and Local Union #513 of the National Conference of Firemen and Oilers/SEIU (AFL-CIO-CLC). The current agreements with Local Union #317T Danville and Local Union #513 will expire in April 2012. We have historically had an amicable relationship with the unions representing our employees.

We provide a retirement plan, a profit sharing plan and other benefits for our hourly paid employees who are represented by unions. In addition, we provide to our salaried employees a retirement plan, group life, disability and health insurance program and a savings plan. We also maintain an incentive compensation plan for certain salaried employees.

Intellectual Property

We believe that our trademarks, including brand names, are important to our business. We own the patents, trade secrets, know-how and trademarks, including our brand names and the distinctive packaging and displays, used by us in our business. All of our material trademarks are registered with the U.S. Patent and Trademark Office. Rights in these trademarks in the United States will continue indefinitely as long as we continue to use the trademarks.

We consider the blends of tobacco and the flavor formulas used to make our brands to be trade secrets. These trade secrets are generally not the subject of patents, though various of our manufacturing processes are patented.

We sold the international rights to substantially all of our major brands, including Newport, in 1977.

Competition

The domestic market for cigarettes is highly competitive. Competition is primarily based on a brand's taste; quality; price, including the level of discounting and other promotional activities; positioning; consumer loyalty; and retail display.

Our principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris USA Inc. ("Philip Morris"), a subsidiary of Altria Group, Inc. and R.J. Reynolds Tobacco Company ("RJR Tobacco"), a subsidiary of RAI. We also compete with numerous other smaller manufacturers and importers of cigarettes. We believe our ability to compete even more effectively has been restrained in some marketing areas as a result of retail merchandising contracts offered by Philip Morris and RJR Tobacco which limit the retail shelf space available to our brands. As a result, in some retail locations we are limited in competitively supporting our promotional programs, which may constrain sales.

Please read the sections entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Business Environment" and "— Selected Industry and Market Share Data" beginning on pages 28 and 30, respectively, for additional information.

Legislation and Regulation

Our business operations are subject to a variety of federal, state and local laws and regulations governing, among other things, the research, development and manufacture of cigarettes; the development of new tobacco products; the publication of health warnings on cigarette packaging and advertising; the sale of tobacco products; restrictions on smoking in public places; and fire safety standards. From time to time, new legislation and regulations are proposed and reports are published by government sponsored committees and others recommending additional regulation of tobacco products.

We cannot predict the ultimate outcome of these proposals, reports and recommendations. If they are enacted or implemented, certain of these proposals could have a material adverse effect on our business and our financial condition or results of operations in the future.

Federal Regulation

The Federal Comprehensive Smoking Education Act, which became effective in 1985, requires that cigarette packaging and advertising display one of the following four warning statements, on a rotating basis:

(1) "SURGEON GENERAL'S WARNING: Smoking Causes Lung Cancer, Heart Disease, Emphysema, and may Complicate Pregnancy."

(2) "SURGEON GENERAL'S WARNING: Quitting Smoking Now Greatly Reduces Serious Risks to Your Health."

(3) "SURGEON GENERAL'S WARNING: Smoking By Pregnant Women May Result in Fetal Injury, Premature Birth, and Low Birth Weight."

(4) "SURGEON GENERAL'S WARNING: Cigarette Smoke Contains Carbon Monoxide."

This law also requires that each company that manufactures, packages or imports cigarettes shall annually provide to the Secretary of Health and Human Services a list of the ingredients added to tobacco in the manufacture of cigarettes. This list of ingredients may be submitted in a manner that does not identify the company that uses the ingredients or the brand of cigarettes that contain the ingredients.

In addition, bills have been introduced in Congress, including those that would:

- prohibit all tobacco advertising and promotion;
- authorize the establishment of various anti-smoking education programs;
- provide that current federal law should not be construed to relieve any person of liability under common or state law;
- permit state and local governments to restrict the sale and distribution of cigarettes;
- direct the placement of advertising of tobacco products;
- provide that cigarette advertising not be deductible as a business expense;
- prohibit the mailing of unsolicited samples of cigarettes and otherwise restrict the sale or distribution of cigarettes in retail stores, by mail or over the internet;
- impose additional, or increase existing, excise taxes on cigarettes and
- require that cigarettes be manufactured in a manner that will cause them, under certain circumstances, to be self-extinguishing.

In June 2009, the U.S. Congress passed, and the President signed into law, the Family Smoking Prevention and Tobacco Control Act that grants the Food and Drug Administration ("FDA") authority to regulate tobacco products. The legislation:

- established a Tobacco Products Scientific Advisory Committee to, among other things, evaluate the issues surrounding the use of menthol as a flavoring or ingredient in cigarettes and issue a nonbinding recommendation to the FDA regarding menthol by March 23, 2011;
- grants the FDA the regulatory authority to consider and impose broad additional restrictions through a rule making process, including a ban on the use of menthol in cigarettes;
- requires larger and more severe health warnings, including graphic images, on packs, cartons, and advertising;
- bans the use of descriptors on tobacco products, such as "low tar" and "light";
- requires the disclosure of ingredients and additives to consumers;
- requires pre-market approval by the FDA of all new products, including substantially equivalent products;
- requires pre-market approval by the FDA for all claims made with respect to reduced risk or reduced exposure products;
- allows the FDA to review existing products to determine whether these products are substantially equivalent to other products in the market;
- allows the FDA to require the reduction of nicotine or any other compound in cigarettes;
- allows the FDA to mandate the use of reduced risk technologies in conventional cigarettes;
- allows the FDA to place more severe restrictions on the advertising, marketing and sales of cigarettes; and
- permits inconsistent state regulation of the advertising or promotion of cigarettes and eliminate the existing federal preemption of such regulation.

The legislation permits the FDA to impose restrictions regarding the use of menthol in cigarettes, including a ban, if those restrictions would be appropriate for the public health. Any ban or material limitation on the use of menthol in cigarettes would materially adversely affect our results of operations, cash flows and financial condition. It is possible that such additional regulation, including regulation of menthol short of a ban thereof, could result in a decrease in cigarette sales in the United States (including sales of our brands), increased costs to us, and/or the development of a significant black market for cigarettes, which may have a material adverse effect on our financial condition, results of operations, and cash flows.

Environmental Tobacco Smoke

Various publications and studies by governmental entities have reported that environmental tobacco smoke ("ETS") presents health risks. In addition, public health organizations have issued statements on the adverse health effects of ETS, and scientific papers have been published that address the health problems associated with ETS exposure. Various states, cities and municipalities have restricted public smoking in recent years, and these restrictions have been based at least in part on the publications regarding the health risks believed to be associated with ETS exposure.

The governmental entities that have published these reports have included the Surgeon General of the United States, first in 1986 and again in 2006. The 2006 report, for instance, concluded that there is no risk-free level of exposure to ETS. In 2000, the Department of Health and Human Services listed ETS as a known human carcinogen. In 1993, the U.S. Environmental Protection Agency concluded that ETS is a human lung carcinogen in adults and causes respiratory effects in children.

Agencies of state governments also have issued publications regarding ETS, including reports by California entities that were published in 1997, 1999 and 2006. In the 2006 study, the California Air Resources Board determined that ETS is a toxic air contaminant. Based on these or other findings, public health concerns regarding ETS have lead and could continue to lead to the imposition of additional restrictions on public smoking, including bans, which could have a material adverse effect on our business and financial condition or results of operations in the future.

State and Local Regulation

Many state, local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit or restrict, or are intended to discourage, smoking, including legislation, regulations or policies prohibiting or restricting smoking in various places such as public buildings and facilities, stores, restaurants and bars and on airline flights and in the workplace. This trend has increased significantly since the release of the EPA's report regarding ETS in 1993.

Two states, Massachusetts and Texas, have enacted legislation requiring each manufacturer of cigarettes sold in those states to submit an annual report identifying for each brand sold certain "added constituents," and providing nicotine yield ratings and other information for certain brands. Neither law allows for the public release of trade secret information.

A New York law which became effective in June 2004 requires cigarettes sold in that state to meet a mandated standard for ignition propensity. We developed proprietary technology to comply with the standards and were compliant by the effective date. Since the passage of the New York law, an additional 48 states and the District of Columbia have passed similar laws utilizing the same technical standards. The effective dates of these laws range from May 2006 to January 2011. As of November 1, 2009, all of our cigarettes were manufactured using this technology.

Other similar laws and regulations have been enacted or considered by other state and local governments. We cannot predict the impact which these regulations may have on our business, though if enacted, they could have a material adverse effect on our business and financial condition or results of operations in the future.

Excise Taxes and Assessments

Cigarettes are subject to substantial federal, state and local excise taxes in the United States and, in general, such taxes have been increasing. Effective April 1, 2009, the federal excise tax on cigarettes increased to $50.33 per thousand cigarettes (or $1.0066 per pack of 20 cigarettes) from $19.50 per thousand cigarettes (or $0.39 per pack of 20 cigarettes). State excise taxes, which are levied upon and paid by the distributors, are also in effect in the fifty states, the District of Columbia and many municipalities. Increases in state excise taxes on cigarette sales were implemented in six states during 2010 and ranged from $0.40 per pack to $1.60 per pack. For the twelve months ended December 31, 2010, the combined state and municipal taxes ranged from $0.17 to $5.85 per pack of cigarettes.

A federal law enacted in October 2004 repealed the federal supply management program for tobacco growers and compensated tobacco quota holders and growers with payments to be funded by an assessment on tobacco manufacturers and importers. Cigarette manufacturers and importers are responsible for paying 95.5% of a $10.14 billion payment to tobacco quota holders and growers over a ten-year period. The law provides that payments will be based on shipments for domestic consumption.

Separation Agreement with Loews Corporation

In connection with the Separation, we entered into a Separation Agreement with Loews Corporation on May 7, 2008. The Separation Agreement sets forth the relationship between Lorillard and Loews following the Separation, including provisions relating to indemnification and tax allocation between the parties.

Indemnification Provisions

We agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys' fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from:

- the ownership or the operation of our assets and properties, and the operation or conduct of our businesses at any time prior to or following the Separation (including with respect to any smoking and health claims and litigation);
- certain tax matters, as discussed below;
- any other activities in which we may engage;
- any action or omission by us (or any successor entity) that causes the Separation to become taxable to Loews;
- any breach by us of the Separation Agreement;
- any other acts or omissions by us arising out of the performance of our obligations under the Separation Agreement;
- misstatements in or omissions from the registration statement filed with regard to the Separation, other than misstatements or omissions made in reliance on information relating to and furnished by Loews for use in the preparation of such registration statement; and
- any taxes and related losses resulting from the receipt of any such indemnity payment.

Our indemnification obligations, including the tax indemnification obligations described below, are binding on our successors. We are not permitted to merge, consolidate, transfer or convey all or a significant portion of our properties or assets unless the resulting entity, transferee or successor expressly agrees in writing to be bound by these indemnification obligations. Any equity security or equity interest of Lorillard Licensing Company, LLC ("Lorillard Licensing"), an indirect wholly-owned subsidiary and owner of our trademarks, or any interest in the intellectual property owned by Lorillard Licensing, is deemed a "significant portion" for purposes of the foregoing.

We also agreed to release Loews and its shareholders, officers, directors and employees from any liability owed by any of them to us with respect to acts or events occurring on or prior to the Separation date, except with respect to tax matters.

The Separation Agreement also provides that Loews will indemnify us and our officers, directors, employees and agents against losses, including but not limited to, litigation matters, and other claims, based on, arising out of or resulting from:

- any activity that Loews and its subsidiaries (other than us) engage in;
- any breach by Loews of the Separation Agreement;
- any other acts or omissions by Loews arising out of the performance of its obligations under the Separation Agreement; and
- misstatements in or omissions from the registration statement filed with regard to the Separation, but only with respect to misstatements or omissions made in reliance on information relating to and furnished by Loews for use in the preparation of such registration statement.

Loews agreed to release us and all of our directors, officers and employees from any liability owed by any of us to Loews with respect to acts or events occurring on or prior to the Separation date, except with respect to tax matters.

Tax Allocation Provisions

Following the Separation, we are no longer included in Loews's consolidated group for federal income tax purposes. In connection with the Separation, the Separation Agreement provides certain tax allocation arrangements, pursuant to which we will indemnify Loews for tax liabilities that are allocated to us for taxable periods ending on or before the Separation date. The amount of federal income taxes allocated to us for such periods is generally equal to the federal income taxes that would have been payable by us during such periods if we had filed separate consolidated returns. In addition, with respect to periods in which we were included in Loews's consolidated group, Loews will indemnify us with respect to the tax liability of the members of the Loews consolidated group other than us. After the Separation, we have the right to be notified of and participate in tax matters for which we are financially responsible under the terms of the Separation Agreement, although Loews will generally control such matters.

The Separation Agreement requires us (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax-free transaction (except if the failure to qualify is solely due to Loews's fault). This indemnification obligation applies regardless of whether the action is restricted as described above, or whether we or a potential successor obtains a supplemental ruling or an opinion of counsel.

The Separation Agreement further provides for cooperation between us and Loews with respect to additional tax matters, including the exchange of information and the retention of records which may affect the income tax liability of the parties to the Separation Agreement.

Available Information

We are listed on the NYSE under the symbol "LO." Our principal offices are located at 714 Green Valley Road, Greensboro, North Carolina 27408. Our telephone number is (336) 335-7000. Our corporate website is located at www.lorillard.com, and our filings pursuant to Section 13(a) of the Exchange Act are available free of charge on our website under the tabs "Investor Relations — SEC Filings" as soon as reasonably practicable after such filings are electronically filed with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics and charters for the audit, compensation and nominating and corporate governance committees of our Board of Directors are also available on our website under the tabs, "Investor Relations — Corporate Governance" and printed copies are available upon request. The information contained on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Investors may also read and copy any materials that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at www.sec.gov that contains our reports.

Item 1A. *RISK FACTORS*

FDA regulation of menthol in cigarettes and concerns that mentholated cigarettes may pose greater health risks could adversely affect our business.

Some plaintiffs in our litigation and constituencies, including the FDA and other public health agencies, have claimed or expressed concerns that mentholated cigarettes may pose greater health risks than non-mentholated cigarettes, including concerns that mentholated cigarettes may make it easier to start smoking and harder to quit and may seek restrictions or a ban on the production and sale of mentholated cigarettes. Any ban or material limitation on the use of menthol in cigarettes would materially adversely affect our results of operations, cash flow and financial condition.

Following the passage of the Family Smoking Prevention and Tobacco Control Act in June 2009, the FDA established the Tobacco Products Scientific Advisory Committee (the "TPSAC") to evaluate, among other things, "the impact of the use of menthol in cigarettes on the public health, including such use among children, African-Americans, Hispanics, and other racial and ethnic minorities." In addition, the FSPTCA permits the FDA to impose restrictions regarding the use of menthol in cigarettes, including a ban, if those restrictions would be appropriate for the public health. The TPSAC held meetings on March 30-31, 2010, July 15-16, 2010, September 27, 2010, October 7, 2010, November 18, 2010 and January 10-11, 2011 to consider the issues surrounding the use of menthol in cigarettes. TPSAC has scheduled further meetings on the use of menthol in cigarettes, and TPSAC's report and nonbinding recommendations on menthol are currently due to the FDA by March 23, 2011.

Since we are the leading manufacturer of mentholated cigarettes in the United States, we could face increased exposure to tobacco-related litigation as a result of such allegations. Even if such claims are unsubstantiated, increased concerns about the health impact of mentholated cigarettes could materially adversely affect our sales, including sales of Newport. A ban or limitation on the use of menthol in cigarettes by the FDA would materially adversely affect our business.

The regulation of cigarettes by the Food and Drug Administration may materially adversely affect our business.

In June 2009, the U.S. Congress passed, and the President signed into law, the Family Smoking Prevention and Tobacco Control Act that grants the FDA authority to regulate tobacco products. The legislation:

- established a Tobacco Products Scientific Advisory Committee to, among other things, evaluate the issues surrounding the use of menthol as a flavoring or ingredient in cigarettes and issue a nonbinding recommendation to the FDA regarding menthol by March 23, 2011;
- grants the FDA the regulatory authority to consider and impose broad additional restrictions through a rule making process, including a ban on the use of menthol in cigarettes;
- requires larger and more severe health warnings, including graphic images, on packs, cartons and advertising;
- bans the use of descriptors on tobacco products, such as "low tar" and "light";
- requires the disclosure of ingredients and additives to consumers;
- requires pre-market approval by the FDA of all new products, including substantially equivalent products;

- requires pre-market approval by the FDA for claims made with respect to reduced risk or reduced exposure products;
- allows the FDA to review existing products to determine whether these products are substantially equivalent to other products in the market;
- allows the FDA to require the reduction of nicotine or any other compound in cigarettes;
- allows the FDA to mandate the use of reduced risk technologies in conventional cigarettes;
- allows the FDA to place more severe restrictions on the advertising, marketing and sales of cigarettes; and
- permits inconsistent state regulation of the advertising or promotion of cigarettes and eliminates the existing federal preemption of such regulation.

We believe that such regulation could have a material adverse effect on our business. For example, under the FSPTCA, we must file a report with the FDA substantiating that any cigarettes introduced or modified after February 15, 2007 are "substantially equivalent" to cigarettes on the market before that date to enable the agency to determine whether the new or modified products are "substantially equivalent" to specific predicate products already being sold. For any products introduced or modified between February 15, 2007 and March 22, 2011, initial reports must be filed with the FDA before March 23, 2011. The FDA has announced that a product introduced or modified before March 22, 2011 may remain on the market pending the FDA's review, provided a "substantially equivalent" report has been filed with the FDA on or before March 22, 2011. We believe, based on the limited guidance issued by the FDA to date, that we must file reports for all of our cigarettes by March 23, 2011 since modifications have been made to our products since 2007. While all of our cigarettes may remain on the market pending the FDA's review, they are subject to removal should the FDA determine any are not "substantially equivalent."

The legislation also permits the FDA to impose restrictions regarding the use of menthol in cigarettes, including a ban, if those restrictions would be appropriate for the public health. Any ban or material limitation on the use of menthol in cigarettes would materially adversely affect our results of operations, cash flows and financial condition. It is possible that such additional regulation, including regulation of menthol short of a ban thereof, could result in a decrease in cigarette sales in the United States (including sales of our brands), increased costs to us and/or the development of a significant black market for cigarettes, which may have a material adverse effect on our financial condition, results of operations, and cash flows.

As of February 9, 2011, Lorillard Tobacco is a defendant in approximately 9,758 tobacco-related lawsuits, including approximately 701 cases in which Lorillard, Inc. is a co-defendant. These cases, which are extremely costly to defend, could result in substantial judgments against Lorillard Tobacco and/or Lorillard, Inc.

Numerous legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes are pending against Lorillard Tobacco and Lorillard, Inc., and it is likely that similar claims will continue to be filed for the foreseeable future. In addition, several cases have been filed against Lorillard Tobacco and other tobacco companies challenging certain provisions of the MSA among major tobacco manufacturers and 46 states and various other governments and jurisdictions, and state statutes promulgated to carry out and enforce the MSA.

Punitive damages, often in amounts ranging into the billions of dollars, are specifically pleaded in a number of cases in addition to compensatory and other damages. It is possible that the outcome of these cases, individually or in the aggregate, could result in bankruptcy. It is also possible that Lorillard Tobacco and Lorillard, Inc. may be unable to post a surety bond in an amount sufficient to stay execution of a judgment in jurisdictions that require such bond pending an appeal on the merits of the case. Even if Lorillard Tobacco and Lorillard, Inc. are successful in defending some or all of these actions, these types of cases are very expensive to defend. A material increase in the number of pending claims could significantly increase defense costs and have an adverse effect on our results of operations and financial condition. Further, adverse decisions in litigations against other tobacco companies could have an adverse impact on the industry, including us.

A jury has returned verdicts that award damages from Lorillard Tobacco in a Conventional Product Liability Case.

In December 2010, a Massachusetts jury awarded $50 million in compensatory damages to the estate of a deceased smoker, $21 million in damages to the deceased smoker's son, and $81 million in punitive damages from Lorillard Tobacco in a Conventional Product Liability Case, *Evans v. Lorillard Tobacco Company* (Superior Court, Suffolk County, Massachusetts). As of February 9, 2011, the case remained pending before the trial court because the judge has not issued a verdict as to a single claim that was not submitted for the jury's consideration. It is possible the court will award additional damages to the plaintiffs in its verdict that addresses this final claim. As of February 9, 2011, the court had not ruled on the motions filed by Lorillard Tobacco following the verdicts, which includes motions for new trial, for judgment notwithstanding the verdict, and for reduction or elimination of the jury's damages awards. The court is not expected to issue a final judgment until it disposes of the final claim or it rules on Lorillard Tobacco's post-trial motions. Lorillard Tobacco may file additional post-trial motions after a final judgment is entered. Should the final judgment award damages to the plaintiff, Massachusetts statutes provide that the court may award prejudgment and post-judgment interest. The opportunity for Lorillard Tobacco to initiate an appeal from the verdicts in *Evans* will not begin until the final judgment is entered. Plaintiff has asked the court to enter a preliminary injunction that directs Lorillard Tobacco to set aside $272 million in cash or cash equivalents to secure the amounts awarded by the jury and the interest obligations plaintiff expects the court to order in a final judgment. As of February 9, 2011, the court had not ruled on plaintiff's motion for preliminary injunction. It is possible that the verdict in this case could lead to additional litigation.

A judgment has been rendered against Lorillard Tobacco in the Scott litigation.

In July 2008, the District Court of Orleans Parish, Louisiana, entered an amended final judgment in favor of the plaintiffs in *Scott v. The American Tobacco Company, et al.* (District Court, Orleans Parish, Louisiana, filed May 24, 1996), a class action on behalf of certain cigarette smokers resident in the State of Louisiana. In April 2010, the Louisiana Court of Appeal, Fourth Circuit, issued a decision that modified the trial court's 2008 amended final judgment. The Court of Appeal's decision reduced the judgment amount to approximately $242 million to fund a ten year court-supervised smoking cessation program. The April 2010 decision ordered that an award of post-judgment interest will accrue from July 2008. Interest awarded by the amended final judgment will continue to accrue from July 2008 until the judgment either is paid or is reversed on appeal. As of February 9, 2011, judicial interest totaled approximately $32.1 million. Lorillard Tobacco's share of any judgment, including an award of post-judgment interest, has not been determined. In the fourth quarter of 2007, we recorded a pretax provision of approximately $66 million for this matter. Lorillard, Inc., which was a party to the case in the past, is no longer a defendant. The U.S. Supreme Court has granted defendants' application to stay execution of the amended final judgment until defendants' petition for writ of certiorari to the U.S. Supreme Court is resolved. As of February 9, 2011, the U.S. Supreme Court had not determined whether it will grant review of defendants' certiorari petition. It is not possible to predict the final outcome of this matter.

The Florida Supreme Court's ruling in Engle has resulted in additional litigation against cigarette manufacturers, including us.

The case of *Engle v. R.J. Reynolds Tobacco Co., et al.* (Circuit Court, Dade County, Florida, filed May 5, 1994) was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. The case was tried between 1998 and 2000 in a multi-phase trial that resulted in verdicts in favor of the class. In 2006, the Florida Supreme Court issued a ruling that, among other things, determined that the case could not proceed further as a class action. In February 2008, the trial court entered an order on remand from the Florida Supreme Court that formally decertified the class.

The 2006 ruling by the Florida Supreme Court in *Engle* also permitted members of the *Engle* class to file individual claims, including claims for punitive damages. The Florida Supreme Court held that these individual plaintiffs are entitled to rely on a number of the jury's findings in favor of the plaintiffs in the first phase of the *Engle* trial. These findings included that smoking cigarettes causes a number of diseases; that cigarettes are addictive or dependence-producing; and that the defendants, including Lorillard Tobacco and Lorillard, Inc., were negligent, breached express and implied warranties, placed cigarettes on the market that were defective and unreasonably dangerous, and concealed or conspired to conceal the risks of smoking. Lorillard Tobacco is a defendant in approximately 7,100 cases pending in various state and federal courts in Florida that were filed by members of the *Engle* class (the "*Engle* Progeny Cases"), including 695 cases in which Lorillard, Inc. is a co-defendant.

As of February 9, 2011, Lorillard Tobacco was a defendant in one *Engle* Progeny Case in which trial was underway. Lorillard, Inc. is not a defendant in this trial. Neither Lorillard Tobacco nor Lorillard, Inc. were defendants in three additional *Engle* Progeny Cases in which trial was underway as of February 9, 2011. In addition, Lorillard Tobacco and Lorillard, Inc. are defendants in *Engle* Progeny Cases that have been placed on courts' 2011 trial calendars or in which specific trial dates have been set. Trial schedules are subject to change and it is not possible to predict how many of the *Engle* Progeny Cases pending against Lorillard Tobacco or Lorillard, Inc. will be tried during 2011. It also is not possible to predict whether some courts will implement procedures that consolidate multiple *Engle* Progeny Cases for trial.

As of February 9, 2011, verdicts have been returned in 32 *Engle* Progeny Cases since the Florida Supreme Court issued its 2006 ruling. Lorillard Tobacco was a defendant in one of the 32 trials. As of February 9, 2011, Lorillard, Inc. had not been a defendant in any of the trials in which verdicts were returned. Juries awarded compensatory damages and punitive damages in 14 of these trials. The punitive damages awards have totaled $527 million and have ranged from $270,000 to $244 million. In six of the trials, juries awarded only compensatory damages. In the twelve other trials, juries found in favor of the defendants. In the single trial in which Lorillard Tobacco had been a defendant as of February 9, 2011, the jury returned a verdict for the defendants. In some of the trials decided in the defendants' favor, plaintiffs have filed motions challenging the verdicts. It is not possible to predict the final outcome of this litigation.

The judgment entered in the federal government's reimbursement case, while not final in all respects, could restrict or limit our defenses in other litigation.

In August 2006, a final judgment and remedial order was entered in *United States of America v. Philip Morris USA, Inc., et al.* (U.S. District Court, District of Columbia, filed September 22, 1999). The court based its final judgment and remedial order on the government's only remaining claims, which were based on the defendants' alleged violations of the Racketeering Influenced and Corrupt Organizations Act ("RICO"). Lorillard, Inc. is not a party to this matter, but Lorillard Tobacco is one of the defendants in the case. Although the verdict did not award monetary damages to the plaintiff, the final judgment and remedial order imposed a number of requirements on the defendants. Such requirements include, but are not limited to, corrective statements by defendants related to the health effects of smoking.

In 2009, a three judge panel of the Court of Appeals upheld substantially all of the District Court's final judgment and remedial order. In June 2010, the U.S. Supreme Court denied the parties' petitions seeking review of the case. The case has been returned to the U.S. District Court, District of Columbia for implementation of the Court of Appeals' directions in its 2009 ruling and for entry of an amended final judgment. As of February 9, 2011, the trial court had not entered the amended final judgment.

The 2006 final judgment and remedial order made many adverse findings regarding the conduct of the defendants. It is possible that the final opinion, final judgment and remedial order entered by the court could form the basis of allegations by the plaintiffs in other matters, or of additional judicial findings by other courts against cigarette manufacturers. It is possible that other courts could apply the findings in the *United States of America* case to restrict or otherwise limit our defenses in other litigation.

A ruling by the United States Supreme Court could limit the ability of cigarette manufacturers to contend that certain claims asserted against them in product liability litigation are barred. The Supreme Court's decision also could encourage litigation involving cigarettes labeled as "lights" or "low tar."

In December 2008, the United States Supreme Court issued a decision that neither the Federal Cigarette Labeling and Advertising Act nor the Federal Trade Commission's regulation of cigarettes' tar and nicotine disclosures preempts (or bars) some of plaintiffs' claims. The decision also more broadly addresses the scope of preemption based on the Federal Cigarette Labeling and Advertising Act, and could significantly limit cigarette manufacturers' arguments that certain of plaintiffs' other claims in smoking and health litigation, including claims based on the alleged concealment of information with respect to the hazards of smoking, are preempted. In addition, the Supreme Court's ruling could encourage litigation against cigarette manufacturers, including us, regarding the sale of cigarettes labeled as "lights" or "low tar," and it may limit cigarette manufacturers' ability to defend such claims. The Supreme Court issued this ruling in a purported "lights" class action, *Good v. Altria Group, Inc.* We were not a defendant in *Good.*

The U.S. Surgeon General has issued a report regarding the risks of cigarette smoking to non-smokers that could result in additional litigation against cigarette manufacturers, additional restrictions placed on the use of cigarettes, and additional regulations placed on the manufacture or sale of cigarettes.

In a report entitled "The Health Consequences of Involuntary Exposure to Tobacco Smoke: A Report of the Surgeon General, 2006," the U.S. Surgeon General summarized conclusions from previous Surgeon General's reports concerning the health effects of exposure to second-hand smoke by non-smokers. According to this report, scientific evidence now supports six major conclusions:

- Second-hand smoke causes premature death and disease in children and in adults who do not smoke.
- Children exposed to second-hand smoke are at an increased risk for sudden infant death syndrome, acute respiratory infections and ear problems.
- Exposure of adults to second-hand smoke has immediate adverse effects on the cardiovascular system and causes heart disease and lung cancer.
- The scientific evidence indicates that there is no risk-free level of exposure to second-hand smoke.
- Many millions of Americans, both children and adults, are exposed to second-hand smoke in their homes and workplaces.
- Eliminating smoking in indoor spaces fully protects non-smokers from exposure to second-hand smoke. Separating smokers from non-smokers, cleaning the air, and ventilating buildings cannot eliminate exposures of non-smokers to second-hand smoke.

This report could form the basis of additional litigation against cigarette manufacturers, including us. The report could be used to support existing litigation against us or other cigarette manufacturers. It also is possible that the Surgeon General's report could result in additional restrictions placed on cigarette smoking or in additional regulations placed on the manufacture or sale of cigarettes. It is possible that such additional restrictions or regulations could result in a decrease in cigarette sales in the United States, including sales of our brands. These developments may have a material adverse effect on our financial condition, results of operations, and cash flows.

We have substantial payment obligations under litigation settlement agreements which will have a material adverse effect on our cash flows and operating income in future periods.

In 1998, Lorillard Tobacco, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the "Original Participating Manufacturers") entered into the MSA with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. We and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (the "Initial State Settlements" and, together with the MSA, are referred to as the "State Settlement Agreements)."

Under the State Settlement Agreements, we paid $1.134 billion in 2010 and are obligated to pay between $1.2 billion and $1.3 billion in 2011, primarily based on 2010 estimated industry volume. Annual payments under the State Settlement Agreements are required to be paid in perpetuity and are based, among other things, on our domestic market share and unit volume of domestic shipments, with respect to the MSA, in the year preceding the year in which payment is due, and, with respect to the Initial State Settlements, in the year in which payment is due.

We are unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of certain material pending litigation.

We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and the provision relating to the *Scott* case, as described in the risk factor "A judgment has been rendered against Lorillard Tobacco in the *Scott* litigation" above, we are unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in our consolidated financial statements for any unfavorable outcome. It is possible that our results of operations, cash flows and financial position could be materially adversely affected by an unfavorable outcome of certain pending or future litigation.

We face intense competition and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors' introduction of low-priced products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products.

Our principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RJR Tobacco. We also compete against numerous other smaller manufacturers or importers of cigarettes. If our major competitors were to significantly increase the level of price discounts offered to consumers, we could respond by increasing price discounts, which could have a materially adverse effect on our profitability and results of operations.

We are subject to important limitations on advertising and marketing cigarettes that could harm our competitive position.

Television and radio advertisements of tobacco products have been prohibited since 1971. Under the State Settlement Agreements, we generally cannot use billboard advertising, cartoon characters, sponsorship of concerts, non-tobacco merchandise bearing Lorillard's brand names and various other advertising and marketing techniques. In addition, the MSA prohibits the targeting of youth in advertising, promotion or marketing of tobacco products. Accordingly, we have determined not to advertise our cigarettes in magazines with large readership among people under the age of 18. On June 22, 2009 the federal Family Smoking Prevention and Tobacco Control Act was signed into law granting authority over the regulation of tobacco products to the FDA. Pursuant to the FSPTCA, the FDA reissued a set of marketing and sales restrictions originally promulgated in 1995 as part of an unsuccessful effort by the agency to assert jurisdiction over tobacco products. The FSPTCA contains other restrictions on the advertising, marketing and sale of cigarette products more stringent than those found in the original FDA rule. In addition, many states, cities and counties have enacted legislation or regulations further restricting tobacco advertising, marketing and sales promotions, and others may do so in the future. Additional restrictions may be imposed or agreed to in the future. These limitations may make it difficult to maintain the value of an existing brand if sales or market share decline for any reason. Moreover, these limitations significantly impair the ability of cigarette manufacturers, including us, to launch new premium brands.

Changes in laws, regulations and other requirements could adversely affect our business, results of operations or financial condition.

In addition to the regulation of our business by the FDA, our business, results of operations or financial condition could be adversely affected by new or future legal requirements imposed by legislative or regulatory initiatives, including but not limited to those relating to health care reform, climate change and environmental matters. For example, the health care reform legislation, which was signed into law in March 2010, resulted in the repeal of $2 million of future tax deductions for Medicare Part D subsidies for our retiree drug benefits and could impact our accounting for retiree medical benefits, employer-sponsored medical plans and related matters in future periods. However, the extent of that impact, if any, cannot be determined until regulations are promulgated and additional interpretations of the health care law are available. New legislation or regulations may result in increased costs directly for our compliance or indirectly to the extent such requirements increase the prices of goods and services because of increased costs or reduced availability. We cannot predict whether such legislative or regulatory initiatives will result in significant changes to existing laws and regulations and/or whether any changes in such laws or regulations will have a material adverse affect on our business, results of operations or financial condition.

Sales of cigarettes are subject to substantial federal, state and local excise taxes.

On April 1, 2009, the federal excise tax on cigarettes increased $0.6166 per pack to $1.0066 per pack to finance health insurance for children. For the twelve months ended December 31, 2010, combined state and local excise taxes ranged from $0.17 to $5.85 per pack. Various states and localities have raised the excise tax on cigarettes substantially in recent years. In addition, increases in state excise taxes on cigarette sales were implemented in six states during 2010 and ranged from $0.40 per pack to $1.60 per pack. It is our expectation that several states will propose further increases in 2011 and in subsequent years. We believe that increases in excise and similar taxes have had an adverse impact on sales of cigarettes. In addition, we believe that the 2009 increase in the federal excise tax, as well as possible future increases, the extent of which cannot be predicted, compounded by poor economic conditions, could result in further volume declines for the cigarette industry, including us, and an increased sales shift toward lower priced discount cigarettes rather than premium brands.

We are dependent on the domestic cigarette business, which we expect to continue to contract.

Although we conduct business in Puerto Rico, Guam and the U.S. Virgin Islands, our cigarette business in the 50 states of the United States (the "domestic cigarette market") is currently our only significant business. The domestic cigarette market has generally been contracting and we expect it to continue to contract. We do not have foreign cigarette sales that could offset these effects, as we sold the international rights to substantially all of our brands, including Newport, in 1977. As a result of price increases, restrictions on advertising and promotions, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, industry-wide domestic cigarette shipments have decreased at a compound annual rate of approximately 3.5% during the period 2000 through 2010. Industry-wide domestic cigarette shipments decreased by an estimated 3.8% for 2010 compared to 2009, 8.6% for 2009 compared to 2008, 3.3% for 2008 to 2007 and 5.0% during 2007, compared to 2006.

We derive most of our revenue from one brand.

Our largest selling brand, Newport, accounted for approximately 90.0% of our sales revenue for 2010. Our principal strategic plan revolves around the marketing and sales promotion in support of the Newport brand. We cannot ensure that we will continue to successfully implement our strategic plan with respect to Newport or that implementation of our strategic plan will result in the maintenance or growth of the Newport brand.

The use of significant amounts of promotion expenses and sales incentives in response to competitive actions and market price sensitivity may have a material adverse impact on our business.

Since 1998, the cigarette market has been increasingly price competitive due to the impact of, among other things, higher state and local excise taxes and the market share of deep discount brands. In response to these and other competitor actions and pricing pressures, we have engaged in significant use of promotional expenses and sales incentives. The cost of these measures could have a material adverse impact on our business. We regularly review the results of our promotional spending activities and adjust our promotional spending programs in an effort to maintain our competitive position. Accordingly, unit sales volume and sales promotion costs in any period are not necessarily indicative of sales and costs that may be realized in subsequent periods.

We rely on a limited number of key executives and may continue to experience difficulty in attracting and hiring qualified new personnel in some areas of our business.

The loss of any of our key employees could adversely affect our business. As a tobacco company, we may experience difficulty in identifying and hiring qualified executives and other personnel in some areas of our business. This difficulty is primarily attributable to the health and social issues associated with the tobacco industry. The loss of services of any key personnel or our inability to attract and hire personnel with requisite skills could restrict our ability to develop new products, enhance existing products in a timely manner, sell products or manage our business effectively. These factors could have a material adverse effect on our results of operations and financial condition.

We may not be able to develop, produce or commercialize competitive new products and technologies required by regulatory changes or changes in consumer preferences.

Consumer health concerns and changes in regulations are likely to require us to introduce new products or make substantial changes to existing products. For example, 49 states and the District of Columbia have passed legislation requiring cigarette manufacturers to reduce the ignition propensity of their products. We believe that there may be increasing pressure from public health authorities to develop a conventional cigarette, an alternative cigarette or an alternative tobacco product that provides a demonstrable reduced risk of adverse health effects. Certain of the other major cigarette makers have already developed and marketed alternative cigarette products. We may not be able to develop a reduced risk product that is acceptable to consumers. In addition, the costs associated with developing any such new products and technologies could be substantial.

Increased restrictions on smoking in public places could adversely affect our sales volume, revenue and profitability.

In recent years, states and many local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit, restrict, or discourage smoking; smoking in public buildings and facilities, stores, restaurants and bars; and smoking on airline flights and in the workplace. Other similar laws and regulations are currently under consideration and may be enacted by state and local governments in the future. Although we have no empirical evidence of the effect of such restrictions, we believe that restrictions on smoking in public and other places may lead to a decrease in the number of people who smoke or a decrease in the number of cigarettes smoked by smokers. Increased restrictions on smoking in public and other places may have caused a decrease, and may continue to cause a decrease in the volume of cigarettes that would otherwise be sold by us absent such restrictions, which may have a material adverse effect on our sales volume, revenue and profits.

The availability of counterfeit cigarettes could adversely affect our sales volume, revenue and profitability.

Sales of counterfeit cigarettes in the United States, including counterfeits of our Newport brand, could adversely impact sales by the manufacturers of the brands that are counterfeited and potentially damage the value and reputation of those brands. Additionally, smokers who mistake counterfeit cigarettes for our cigarettes may attribute quality and taste deficiencies in the counterfeit product to our brands and discontinue purchasing our brands. Although we do not believe that sales of counterfeit Newport cigarettes have had a material adverse effect on our sales volume, revenue and profits to date, the availability of counterfeit Newport cigarettes together with substantial increases in excise taxes and other potential price increases could result in increased demand for counterfeit product that could have a material adverse effect on our sales volume, revenue and profits in the future.

We rely on a single manufacturing facility for the production of our cigarettes.

We produce all of our cigarettes at our Greensboro, North Carolina manufacturing facility. If our manufacturing plant is damaged, destroyed or incapacitated or we are otherwise unable to operate our manufacturing facility, we may be unable to produce cigarettes and may be unable to meet customer demand which could have a material adverse effect on our sales volume, revenue and profits.

We rely on a small number of suppliers for certain of our domestic leaf tobacco and reconstituted tobacco.

We purchase approximately 66% of our domestic leaf tobacco through one supplier, Alliance One International, Inc. If Alliance One becomes unwilling or unable to supply leaf tobacco to us, we believe that leaf tobacco may not be available at prices comparable to those we pay to Alliance One, which could have a material adverse effect on our future profits. In addition, we purchase all of our reconstituted tobacco from one supplier, which is an affiliate of RAI, one of our major competitors. Reconstituted tobacco is a form of tobacco material manufactured as a paper-like sheet from small pieces of tobacco that are too small to incorporate into the cigarette directly and may include some tobacco stems, and which is used as a component of cigarette blends. If RAI becomes unwilling or unable to supply us and we are unable to find an alternative supplier on a timely basis, our operations could be disrupted resulting in lower production levels and reduced sales, which could have a material adverse effect on our sales volume, revenue and profits in the future.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and have a material adverse effect on our business.

Our intellectual property is material to the conduct of our business. Our ability to maintain and further build brand recognition is dependent on the continued and exclusive use of our trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name and logo and the unique features of our tobacco products. If our efforts to protect our intellectual property are ineffective, thereby permitting a third-party to misappropriate or infringe on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from growing or maintaining market share.

Provisions in our certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our Common Stock.

Our certificate of incorporation and by-laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include:

- a board of directors that is divided into three classes with staggered terms;
- elimination of the right of our shareholders to act by written consent;
- rules regarding how our shareholders may present proposals or nominate directors for election at shareholder meetings;
- the right of our Board of Directors to issue preferred stock without shareholder approval; and
- limitations on the right of shareholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding Common Stock.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our board with time to assess any acquisition proposal. These provisions are not intended to prevent such takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is not in our best interests and those of our shareholders.

The Separation Agreement between us and Loews contains provisions that may prevent or discourage other companies from acquiring us.

The tax-free nature of the Separation may be affected by certain transactions undertaken by us. In particular, under Section 355(e) of the Internal Revenue Code, the Separation would become taxable to Loews if it was determined that 50% or more of the shares of our Common Stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the Separation. If, as a result of acquisitions of our Common Stock subsequent to the Separation, the Separation becomes taxable pursuant to Section 355(e), Loews would recognize a substantial gain for tax purposes as the Separation would be treated as a sale of Lorillard for federal income tax purposes. The Separation Agreement requires us (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax free transaction (except if the failure to qualify is solely due to Loews's fault). This indemnification obligation applies regardless of whether the action is restricted as described above, or whether we or a potential acquirer obtains a supplemental ruling or an opinion of counsel. These restrictions and potential indemnification obligations may prevent or discourage other companies from acquiring us.

We are required to indemnify Loews against losses and other expenses incurred at any time (including with respect to smoking and health claims and litigation) with respect to our assets, properties and businesses.

In the Separation Agreement, we have agreed to indemnify Loews and its officers, directors, employees and agents against costs and expenses (including, but not limited to, litigation matters and other claims) based on, arising out of or resulting from, among other things, the ownership or the operation of us and our assets and properties, and the operation or conduct of us and our businesses at any time prior to or following the Separation (including with respect to smoking and health claims and litigation). If Loews incurs legal or other fees or costs and expenses resulting from the operation of our businesses or otherwise with respect to us, we are required to reimburse Loews for such losses and any legal or other fees related thereto, which could be substantial. These indemnification obligations may discourage third parties from trying to acquire us because our indemnification obligations are binding on our successors and we are prohibited by the Separation Agreement from merging, consolidating or transferring all or a significant portion of our properties or assets, unless the resulting entity, transferee or successor agrees to be bound by these indemnification obligations. In addition, we could face substantial charges for indemnification payments to Loews, which could have a material adverse effect on our cash flows, financial condition and results of operations.

We do not believe the Separation has altered or will alter our legal exposure with respect to tobacco-related claims.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Our manufacturing facility is located on approximately 80 acres in Greensboro, North Carolina. This 854,300 square-foot plant contains modern high-speed cigarette manufacturing machinery. The Greensboro facility also includes a warehouse with shipping and receiving areas totaling 187,300 square feet. In addition, we own tobacco receiving and storage facilities totaling approximately 1,400,000 square feet in Danville, Virginia. Our executive offices are located in a 130,000 square-foot, four-story office building in Greensboro. Our 93,800 square-foot research facility is also located in Greensboro.

Our principal properties are owned in fee and generally we own all of the machinery we use. We believe that our properties and machinery are in generally good condition. We lease sales offices in major cities throughout the United States, a cold-storage facility in Greensboro and warehousing space in 19 public distribution warehouses located throughout the United States.

Item 3. *LEGAL PROCEEDINGS*

Information regarding legal proceedings is set forth in Note 19 "Legal Proceedings" to our Consolidated Financial Statements included in Part II, Item 8 of this report. The disclosure set forth in Note 19 "Legal Proceedings" is incorporated herein by reference.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

Executive Officers of the Registrant

Name	Age	Position(s)
Murray S. Kessler	51	Chairman, President and Chief Executive Officer
David H. Taylor	55	Executive Vice President, Finance and Planning and Chief Financial Officer
Ronald S. Milstein	54	Senior Vice President, Legal and External Affairs, General Counsel and Secretary
Charles E. Hennighausen	56	Executive Vice President, Production Operations
Randy B. Spell	59	Executive Vice President, Marketing and Sales

Murray S. Kessler is Chairman, President and Chief Executive Officer of Lorillard. He has served as President and Chief Executive Officer of Lorillard since September, 2010 and assumed the Chairman's position in January 2011. Prior to joining Lorillard, Mr. Kessler was Vice Chair of Altria Group, Inc. and President and Chief Executive Officer of UST LLC (a wholly-owned subsidiary of Altria) in 2009. Prior to that position, Mr. Kessler held a number of executive positions at UST, Inc. from 2000 through 2009, including Chairman of the Board, President and Chief Executive Officer.

David H. Taylor is the Executive Vice President, Finance and Planning and Chief Financial Officer of Lorillard. Mr. Taylor joined Lorillard in January 2008. Prior to joining Lorillard, Mr. Taylor was a Senior Managing Director with FTI Palladium Partners, a firm specializing in providing interim management services. In that capacity, he served as Interim Chief Financial Officer of Eddie Bauer Holdings, Inc. from January 2006 to November 2007.

Ronald S. Milstein is the Senior Vice President, Legal and External Affairs, General Counsel and Secretary of Lorillard and has served in the same executive positions with Lorillard since 2005. Previously, Mr. Milstein served as Vice President, General Counsel, and Secretary for seven years. Mr. Milstein has been with Lorillard since 1996.

Charles E. Hennighausen is the Executive Vice President, Production Operations of Lorillard. Mr. Hennighausen has served in the same position since he joined Lorillard in 2002. Prior to joining Lorillard, Mr. Hennighausen served as Senior Vice President, Operations and Product Supply at ConAgra Frozen & Prepared Foods for three years. He also served in a number of operations management positions with the Campbell Soup Company.

Randy B. Spell is the Executive Vice President, Marketing and Sales of Lorillard and has served in the same position with Lorillard since 1999. Previously, Mr. Spell served as Senior Vice President, Sales for four years and prior to that, as Vice President, Sales for one year. Mr. Spell has been with Lorillard since 1977.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES.*

Our Common Stock began trading "regular way" on the NYSE under the symbol "LO" on June 10, 2008. There were 68 shareholders of record as of February 11, 2011. This figure excludes any estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. The following table presents the high and low sales prices of our Common Stock on the NYSE as well as cash dividends declared per share during the fiscal quarters indicated:

Common Stock Market Price	Price per Share High	Price per Share Low	Cash Dividends Declared per Share
2010			
Fourth Quarter	$89.71	$78.54	$1.125
Third Quarter	83.03	70.87	1.125
Second Quarter	82.26	70.24	1.00
First Quarter	81.74	72.07	1.00
2009			
Fourth Quarter	$81.76	$73.61	$ 1.00
Third Quarter	78.57	66.46	1.00
Second Quarter	69.94	58.73	0.92
First Quarter	67.00	52.51	0.92

Dividend Policy

Lorillard's current policy is to return approximately 70-75% of its earnings to shareholders in the form of dividends over the long term. The declaration and payment of future dividends to holders of our Common Stock will be at the discretion of our Board of Directors and depend upon many factors, including our financial condition, earnings, capital requirements of our business, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors may deem relevant. As a holding company with no material liquid assets other than the capital stock of our subsidiaries, our ability to pay dividends is dependent on the receipt of dividends from our operating subsidiaries.

In 2010, we paid cash dividends of $155 million, $152 million, $171 million and $167 million on March 11, 2010, June 11, 2010, September 10, 2010 and December 13, 2010, respectively. In 2009, we paid cash dividends of $155 million, $155 million, $163 million and $158 million on March 12, 2009, June 12, 2009, September 11, 2009 and December 11, 2009, respectively. In 2008, we paid cash dividends to Loews of $291 million and $200 million on January 24, 2008 and April 28, 2008, respectively, prior to the Separation. Following the Separation, we paid cash dividends of $158 million and $155 million to shareholders on September 12, 2008 and December 12, 2008, respectively. We expect to continue to pay cash dividends on our Common Stock.

Performance Graph

The following graph compares the cumulative total shareholder return on our Common Stock from June 10, 2008, the date our Common Stock commenced trading on a "when issued" basis, to December 31, 2010 with the comparable cumulative return of (i) the S&P 500 Index and (ii) the S&P Tobacco Index. The graph assumes $100 was invested on June 10, 2008 in our Common Stock and in each of the indices and assumes that all cash dividends are reinvested. The table below the graph shows the dollar value of those investments as of the dates in the graph. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of future performance of our Common Stock.



Lorillard Common Stock
S&P 500 Index
S&P 500 Tobacco Index
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
6/10/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009
12/31/2009
3/31/2010
6/30/2010
9/30/2010
12/31/2010

	06/10/08	06/30/08	09/30/08	12/31/08	03/31/09	06/30/09	09/30/09	12/31/09	03/31/10	06/30/10	09/30/10	12/31/10
Lorillard Common Stock	100.00	90.25	94.01	75.59	84.12	93.59	104.03	113.75	108.11	104.84	118.70	122.96
S&P 500 Index	100.00	94.23	85.86	66.49	58.73	67.67	77.82	82.09	86.09	75.87	84.01	92.58
S&P 500 Tobacco Index	100.00	97.77	96.78	83.79	75.09	86.48	95.97	99.21	104.87	95.97	115.40	120.09

The performance graph and related information above shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the fourth quarter of 2010, we repurchased the following number of shares of our Common Stock:

(In millions, except for per share amounts)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May yet Be Purchased Under the Plans or Programs
October 1, 2010 — October 31, 2010	1.3	$81.43	1.3	$805
November 1, 2010 — November 30, 2010	1.3	$85.25	1.3	$692
December 1, 2010 — December 31, 2010	0.8	$82.00	0.8	$624
Total	3.4	$83.04	3.4	

The shares repurchased were acquired under the share repurchase program authorized by the Board of Directors on August 20, 2010 for a maximum of $1 billion. All repurchases were made in open market transactions. We record the repurchase of shares of Common Stock at cost based on the transaction date of the repurchase. As of December 31, 2010, the maximum dollar value of shares that could yet be purchased under the August 20, 2010 repurchase program was $624 million.

Item 6. *SELECTED FINANCIAL DATA*

The following table includes our selected historical consolidated financial information as of the dates and for the periods indicated. The selected historical consolidated financial information as of and for the years ended December 31, 2006 through 2010 have been derived from our audited financial statements. You should read the following selected historical consolidated financial data in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing herein.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In millions, except per share data)				
Results of Operations:					
Net sales(1)	$ 5,932	$ 5,233	$ 4,204	$ 3,969	$ 3,755
Cost of sales	3,809	3,327	2,434	2,313	2,166
Gross profit	2,123	1,906	1,770	1,656	1,589
Selling, general and administrative(2)	398	365	355	382	348
Operating income	1,725	1,541	1,415	1,274	1,241
Investment income(3)	4	5	20	109	103
Interest expense	(94)	(27)	(1)	—	—
Income before income taxes	1,635	1,519	1,434	1,383	1,344
Income taxes	606	571	547	485	518
Net income	$ 1,029	$ 948	$ 887	$ 898	$ 826
Diluted weighted average number of shares outstanding	151.79	164.62	172.21	173.92	173.92
Diluted earnings per share	$ 6.78	$ 5.76	$ 5.15	$ 5.16	$ 4.75
Dividends per share	$ 4.25	$ 3.84	$ 4.67	$ 6.72	$ 4.50
Ratio of earnings to fixed charges	18.4	57.3	N/M	N/M	N/M

(1) Includes excise taxes of $1,879, $1,547, $712, $688 and $699 million, respectively.

(2) 2008 included expenses of $18 million related to the Separation of Lorillard from Loews, 2007 included a $66 million charge related to litigation and 2006 included a $20 million restructuring charge.

(3) Includes income (loss) from limited partnership investments of $0, $0, ($1), $34 and $26 million, respectively.

	December 31,				
	2010	2009	2008	2007	2006
	(In millions)				
Financial Position:					
Current assets	$2,935	$2,181	$1,962	$2,103	$2,115
Total assets	3,296	2,575	2,321	2,600	2,759
Current liabilities	1,426	1,337	1,273	1,188	1,151
Long-term debt	1,769	722	—	—	—
Total liabilities	3,521	2,488	1,690	1,587	1,464
Shareholders' equity (deficit)	(225)	87	631	1,013	1,295

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and "Item 6. Selected Financial Data" appearing herein. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the "Forward-Looking Statements," "Item 1A. Risk Factors," "Business Environment" and elsewhere in this Annual Report on Form 10-K. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the related notes. Actual results could differ from those estimates. The financial statements include our subsidiaries after the elimination of intercompany accounts and transactions.

The consolidated financial statements and accompanying notes have been prepared in accordance with GAAP, applied on a consistent basis. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. Significant estimates in the consolidated financial statements and related notes include: (1) accruals for tobacco settlement costs, legal expenses and litigation costs, sales incentive programs, income taxes and share based compensation, (2) the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses and (3) the valuation of pension assets. In general, our estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that we believe are reasonable under the known facts and circumstances at the time.

We consider the accounting policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on management's judgment. Due to the inherent uncertainties involved with this type of judgment, actual results could differ significantly from estimates and may have a material adverse impact on our results of operations and equity.

Revenue Recognition

Revenue from product sales, net of sales incentives, is recognized at the time ownership of the goods transfers to customers and collectability is reasonably assured. Federal excise taxes are recognized on a gross basis and are included in both sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Tobacco Settlement Costs

In 1998, we and the other Original Participating Manufacturers entered into the MSA with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. We and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (which are referred to as the Initial State Settlements, and together with the MSA, are referred to as the State Settlement Agreements). Our portion of ongoing adjusted settlement payments and legal fees is based on our relative share of the settling manufacturers' domestic cigarette shipments, with respect to the MSA, in the year preceding that in which the payment is due, and, with respect to the Initial State Settlements, in the year in which payment is due. We record our portion of ongoing adjusted settlement payments as part of cost of sales as product is shipped. Please read "State Settlement Agreements" beginning on page 36 for additional information.

Tobacco and Other Litigation

We and other cigarette manufacturers continue to be confronted with substantial litigation. Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, return of profits, equitable and injunctive relief, and medical monitoring, among other damages.

We believe that we have valid defenses to the cases pending against us. We also believe we have valid bases for appeal of the adverse verdicts against us. While we intend to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. We may enter into discussions in an attempt to settle particular cases if we believe it is appropriate to do so.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and the provision relating to the *Scott* case, as described in Note 19 to our consolidated financial statements beginning on page 76, our management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in our consolidated financial statements for any unfavorable outcome. It is possible that our results of operations, cash flows and financial position could be materially adversely affected by an unfavorable outcome of certain pending or future litigation.

Defense costs associated with product liability claims are a significant component of our selling, general and administrative expenses and are accrued as incurred. Defense costs may increase in future periods, in part, as a result of the *Engle* Progeny Cases as described in Note 19, "Legal Proceedings," to our consolidated financial statements beginning on page 76. Numerous factors affect product liability defense costs in any given period. The principal factors are as follows:

- the number and types of cases filed and appealed;
- the number of cases tried and appealed;
- the development of the law;
- the application of new or different theories of liability by plaintiffs and their counsel; and
- litigation strategy and tactics.

Please read Note 19 "Legal Proceedings," to our consolidated financial statements beginning on page 76 for detailed information regarding tobacco litigation affecting us.

Pension and Postretirement Benefit Obligations

We are required to make a significant number of assumptions in order to estimate the liabilities and costs related to our pension and postretirement benefit obligations to employees under our benefit plans. The assumptions that have the most impact on pension costs are the discount rate, the expected return on plan assets and the expected rate of compensation increases. These assumptions are evaluated relative to current market factors such as inflation, interest rates and fiscal and monetary policies. Changes in these assumptions can have a material impact on pension obligations and pension expense.

In determining the discount rate assumption, we utilized current market information and liability information, including a discounted cash flow analysis of our pension and postretirement obligations. In particular, the basis for our discount rate selection was the yield on indices of highly rated fixed income debt securities with durations comparable to that of our plan liabilities. The discount rate was determined by projecting the plan's expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation.

The salary growth assumption reflects our long-term actual experience and future and near-term outlook. Long-term return on plan assets is determined based on historical portfolio results, asset allocations and management's expectation of the future economic environment. Our major assumptions are set forth in Note 13 to our Consolidated Audited Financial Statements beginning on page 56.

For 2010, hypothetical changes in the assumptions we used for the pension plans would have had the following impact on our pension expense:

- A decrease of 25 basis points in the long-term rate of return would have increased our pension expense by approximately $2 million;
- A decrease of 25 basis points in the discount rate would have increased our pension expense by approximately $2 million; and
- An increase of 25 basis points in the future salary growth rate would have increased our net pension expense by approximately $1 million.

Income Taxes

We account for income taxes in accordance with Accounting Standard Codification Topic 740 - Income Taxes. Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Judgment is required in determining income tax provisions and in evaluating tax positions. The uncertain tax provisions of ASC 740 prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Additionally, ASC 740 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties.

Inventories

Inventories are valued at the lower of cost, determined on a last-in, first-out ("LIFO") basis, or market. The inventory of leaf tobacco is classified as a current asset in accordance with generally recognized trade practice although, due to the duration of the aging processes, a significant portion of the tobacco on hand will not be sold or used within one year.

Recent Accounting Pronouncements

Please read "Recently adopted accounting pronouncements" in Note 1 of the Notes to Consolidated Financial Statements beginning on page 47.

Business Environment

Participants in the U.S. tobacco industry, including us, face a number of issues that have adversely affected their results of operations and financial condition in the past and will continue to do so, including:

- A substantial volume of litigation seeking compensatory and punitive damages ranging into the billions of dollars, as well as equitable and injunctive relief, arising out of allegations of cancer and other health effects resulting from the use of cigarettes, addiction to smoking or exposure to environmental tobacco smoke, including claims for economic damages relating to alleged misrepresentation concerning the use of descriptors such as "lights," as well as other alleged damages.
- Substantial annual payments continuing in perpetuity, and significant restrictions on marketing and advertising have been agreed to and are required under the terms of certain settlement agreements, including the Master Settlement Agreement among major tobacco manufacturers and 46 states and various other governments and jurisdictions (the "MSA") that we entered into in 1998 along with Philip

Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the other "Original Participating Manufacturers") to settle asserted and unasserted health care cost recovery and other claims. We and certain other U.S. tobacco product manufacturers previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (the "Initial State Settlements," and together with the MSA, the "State Settlement Agreements"). The State Settlement Agreements impose a stream of future payment obligations on us and the other major U.S. cigarette manufacturers and place significant restrictions on their ability to market and sell cigarettes.

- The domestic cigarette market, in which we currently conduct our only significant business, continues to contract. As a result of price increases, restrictions on advertising, promotions and smoking in public and private facilities, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, domestic cigarette shipments have decreased at a compound rate of approximately 3.5% from 2000 through 2010.

- Increases in cigarette prices since 1998 have led to an increase in the volume of discount and, specifically, deep discount cigarettes. Cigarette price increases have been driven by increases in federal, state and local excise taxes and by manufacturer price increases. Price increases have led, and continue to lead, to high levels of discounting and other promotional activities for premium brands. Deep discount brands have grown from an estimated share in 1998 of less than 2.0% to an estimated 14.4% for the twelve months ended December 31, 2010, and continue to be a significant competitive factor in the domestic market. We do not have sufficient empirical data to determine whether the increased price of cigarettes has deterred consumers from starting to smoke or encouraged them to quit smoking, but it is likely that increased prices may have had an adverse effect on consumption and may continue to do so.

- The tobacco industry is subject to substantial and increasing regulation. In June 2009, the U.S. Congress passed, and the President signed into law, the Family Smoking Prevention and Tobacco Control Act granting the FDA authority to regulate tobacco products. Pursuant to the terms of the FSPTCA, the FDA could promulgate regulations that could, among other things, result in a ban on or restrict the use of menthol in cigarettes. The law imposes and will impose new restrictions on the manner in which cigarettes can be advertised and marketed, require larger and more severe health warnings on cigarette packaging, permit restriction of the level of tar and nicotine contained in or yielded by cigarettes and may alter the way cigarette products are developed and manufactured. In August 2009, we, along with RJR Tobacco, other tobacco manufacturers and a tobacco retailer, filed a lawsuit in the U.S. District Court for the Western District of Kentucky against the FDA challenging the constitutionality of certain restrictions on speech included in the FSPTCA. These restrictions on speech include, among others, bans on the use of color and graphics in certain tobacco product advertising, limits on the right to make truthful statements regarding modified risk tobacco products, a prohibition on making certain statements about the FDA's regulation of tobacco products, restrictions on the placement of outdoor advertising, a ban on certain promotions offering gifts in consideration for the purchase of tobacco products, a ban on brand name sponsorship of events and the sale of brand name merchandise, and a ban on the distribution of product samples. The suit also challenges the law's requirement for extensive graphic warning labels on all packaging and advertising. The complaint seeks a judgment (i) declaring that such provisions of the law violate the First and/or Fifth Amendments of the U.S. Constitution and (ii) enjoining the FDA from enforcing the unconstitutional provisions of the law. On January 4, 2010, the district court issued an order (a) striking down the provisions of the law that banned the use of color and graphics in certain tobacco product advertising and prohibited tobacco manufacturers from making certain statements about the FDA's regulation of tobacco products and (b) upholding the remaining challenged advertising provisions. Both sides have appealed the district court's ruling to the Sixth Circuit Court of Appeals, and the appeal has been fully briefed. While we believe there is established legal precedent supporting our claims we cannot predict the outcome of any such appeal. Nor can we make any assurances that any such appeal will be successful.

- The federal government and many state and local governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit, restrict or discourage smoking, including legislation, regulations or policies prohibiting or restricting smoking in public buildings and facilities, stores, restaurants and bars, on airline flights and in the workplace. Other similar laws and regulations are currently under consideration and may be enacted by federal, state and local governments in the future.

- Substantial federal, state and local excise taxes are reflected in the retail price of cigarettes. As of April 1, 2009, the federal excise tax was $1.0066 per pack and for the twelve months ended December 31, 2010 combined state and local excise taxes ranged from $0.17 to $5.85 per pack. For the twelve months ended December 31, 2010, excise tax increases ranging from $0.40 to $1.60 per pack were implemented in six states and the District of Columbia. Congress enacted and the President signed into law an increase in the federal excise tax on cigarettes by $0.6166 per pack to $1.0066 per pack, effective April 1, 2009, to finance health insurance for children. It is likely that increases in excise and similar taxes have had an adverse impact on sales of cigarettes and that the most recent increase and future increases, the extent of which cannot be predicted, could result in further volume declines for the cigarette industry, including us, and an increased sales shift toward deep discount cigarettes rather than premium brands. In addition, we and other cigarette manufacturers and importers are required to pay an assessment under a federal law designed to fund payments to tobacco quota holders and growers.

The domestic market for cigarettes is highly competitive. Competition is primarily based on a brand's taste; quality; price, including the level of discounting and other promotional activities; positioning; consumer loyalty; and retail display. Our principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RJR Tobacco. We also compete with numerous other smaller manufacturers and importers of cigarettes, including deep discount cigarette manufacturers. We believe our ability to compete even more effectively has been restrained in some marketing areas as a result of retail merchandising contracts offered by Philip Morris and RJR Tobacco which limit the retail shelf space available to our brands. As a result, in some retail locations we are limited in competitively supporting our promotional programs, which may constrain sales.

The following table presents selected industry and market share data for Lorillard for years ended December 31, 2010, 2009 and 2008:

Selected Industry and Market Share Data(1)

	Year Ended December 31,		
(Volume in billions)	**2010**	**2009**	**2008**
Lorillard total domestic unit volume	37.433	35.560	36.990
Industry total domestic unit volume	303.679	315.735	345.304
Lorillard's share of the domestic market	12.3%	11.3%	10.7%
Lorillard's premium volume as a percentage of its domestic volume	86.3%	88.9%	92.3%
Lorillard's share of the premium market	15.2%	14.2%	13.6%
Total Newport share of the domestic market	10.5%	9.8%	9.7%
Total Newport share of the premium market	14.9%	13.9%	13.3%
Total menthol segment market share for the industry	29.6%	28.8%	28.4%
Total discount segment market share for the industry	29.8%	29.5%	27.3%
Newport Menthol share of the menthol market	35.0%	34.1%	34.0%
Total Newport share of Lorillard's total volume(2)	85.2%	87.5%	90.3%
Total Newport share of Lorillard's net sales(2)	90.0%	91.5%	93.6%

(1) Source: Management Science Associates, Inc. ("MSAI"), an independent third-party database management organization that collects wholesale shipment data from various cigarette manufacturers. MSAI divides the

cigarette market into two price segments, the premium price segment and the discount or reduced price segment. MSAI's information relating to unit sales volume and market share of certain of the smaller, primarily deep discount, cigarette manufacturers is based on estimates derived by MSAI. Management believes that volume and market share information for deep discount manufacturers may be understated and, correspondingly, market share information for the larger manufacturers, including Lorillard, may be overstated by MSAI. Lorillard has made certain adjustments to the data received from MSAI to reflect management's judgment as to which brands are included in the menthol segment.

(2) Source: Lorillard shipment reports.

Income Statement Captions

Net sales includes revenue from product sales, net of sales incentives, and is recognized at the time that ownership of the goods transfers to customers and collectability is reasonably assured. Federal excise taxes are recognized on a gross basis, and are included in both net sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances, and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Cost of sales includes federal excise taxes, leaf tobacco cost, wrapping and casing material, manufacturing labor and production salaries, wages and overhead, depreciation related to manufacturing plant and equipment, research and development costs, distribution, other manufacturing costs, State Settlement Agreement expenses, the federal assessment for tobacco growers and promotional product expenses. Promotional product expenses include the cost, including all applicable excise taxes, of the free portion of "buy some get some free" promotions.

Selling, general and administrative expenses includes sales force expenses, legal and other costs of litigating and administering product liability claims, administrative expenses and advertising and marketing costs. Advertising and marketing costs include items such as direct mail, advertising, agency fees and point of sale materials.

Investment income includes interest and dividend income, realized gains and losses on sale of investments and equity in the earnings of limited partnership investments.

Interest expense includes interest expense related to debt and income taxes.

Results of Operations

Year ended December 31, 2010 Compared to the Year ended December 31, 2009

	2010	2009
	(In millions)	
Net sales (including excise taxes of $1,879 and $1,547)	$5,932	$5,233
Cost of sales	3,809	3,327
Gross profit	2,123	1,906
Selling, general and administrative	398	365
Operating income	1,725	1,541
Investment income	4	5
Interest expense	(94)	(27)
Income before income taxes	1,635	1,519
Income taxes	606	571
Net income	$1,029	$ 948

Net sales. Net sales increased by $699 million, or 13.4%, from $5.233 billion in 2009 to $5.932 billion in 2010. Net sales increased $287 million due to the increase in federal excise taxes effective April 1, 2009,

$287 million due to higher unit sales volume and $80 million due to higher average unit prices reflecting price increases in February and March 2009 and February, May and November 2010 and $45 million of lower sales incentives in 2010. Federal excise taxes are included in net sales and increased $30.83 per thousand units, or $0.62 per pack of 20 units, to $50.33 per thousand cigarettes, or $1.01 per pack of 20 cigarettes, effective April 1, 2009.

Our total unit volume and domestic unit volume increased 5.0% and 5.3%, respectively, during 2010 compared to 2009. Unit volume figures in this section are provided on a gross basis. Total Newport unit volume and domestic Total Newport unit volume increased 2.3% and 2.5%, respectively, during 2010 compared to 2009. Maverick's domestic wholesale shipments increased 31.5% in 2010 compared to 2009. Excluding the launch of Newport Non-Menthol in the fourth quarter of 2010, Newport's domestic wholesale unit shipments increased 1.2% during the current year. Industry-wide domestic unit volume decreased an estimated 3.8% during 2010 compared to 2009. Industry shipments of premium brands comprised 70.2% of industry-wide domestic unit volume during 2010 compared to 70.5% during 2009.

Our total domestic wholesale market share, based on wholesale shipments, increased by 1.0 share point during 2010 to 12.3% from 11.3% in 2009. Total Newport domestic wholesale market share increased by 0.7 share points during 2010 to 10.5% from 9.8% in 2009.

Cost of sales. Cost of sales increased by $482 million, or 14.5%, from $3.327 billion in 2009 to $3.809 billion in 2010. The increase in cost of sales is primarily due to the increase in federal excise taxes ($287 million), higher unit sales volume ($67 million), higher raw material costs, primarily tobacco and wrapping materials ($7 million), higher expenses related to the State Settlement Agreements ($84 million), higher Food and Drug Administration fees ($26 million) and the Federal Assessment for Tobacco Growers ($11 million). We recorded pre-tax charges for our obligations under the State Settlement Agreements of $1.212 billion and $1.128 billion for the years ended December 31, 2010 and 2009, respectively, an increase of $84 million. The $84 million increase is due to the impact of higher unit sales ($54), the impact of the inflation adjustment ($32 million), partially offset by other adjustments ($2 million).

Selling, general and administrative. Selling, general and administrative expenses increased $33 million, or 9.0%, from $365 million in 2009 to $398 million in 2010 as a result of higher legal and compensation costs incurred in the current year.

Interest expense. Interest expense increased $67 million in 2010, compared to 2009, and reflects interest on the senior notes issued in the second quarter of 2009, net of the effect of interest rate swap agreements, and interest on the senior notes issued in the second quarter of 2010.

Income taxes. Income taxes increased $35 million or 6.1%, from $571 million in 2009 to $606 million in 2010. The change reflects the increase in income before income taxes of $116 million in 2010 or 7.6%, offset partially by a decrease in the effective tax rate from 37.6% to 37.1% for the years ended December 31, 2009 and 2010, respectively. The decrease was driven by a statutory increase in the manufacturers deduction, offset partially by the unfavorable impact of the repeal of future tax deductions for Medicare Part D subsidies for retiree drug benefits pursuant to the health care reform legislation enacted during the first quarter of 2010.

Year ended December 31, 2009 Compared to the Year ended December 31, 2008

	2009	2008
	(In millions)	
Net sales (including excise taxes of $1,547 and $712)	$5,233	$4,204
Cost of sales	3,327	2,434
Gross profit	1,906	1,770
Selling, general and administrative	365	355
Operating income	1,541	1,415
Investment income	5	20
Interest expense	(27)	(1)
Income before income taxes	1,519	1,434
Income taxes	571	547
Net income	$ 948	$ 887

Net sales. Net sales increased by $1.029 billion, or 24.5%, from $4.204 billion in 2008 to $5.233 billion in 2009. Net sales increased $835 million due to the increase in federal excise taxes effective April 1, 2009 and $533 million due to higher average unit prices reflecting price increases in May and December 2008 and February and March 2009, partially offset by $251 million due to lower unit sales volume and $88 million of higher sales incentives. Federal excise taxes are included in net sales and increased $30.83 per thousand units, or $0.62 per pack of 20 units, to $50.33 per thousand cigarettes, or $1.01 per pack of 20 cigarettes, effective April 1, 2009.

Our total unit volume and domestic unit volume decreased 3.9% during 2009 compared to 2008. Unit volume figures in this section are provided on a gross basis. Our domestic wholesale shipments in 2009 reflect the negative impact of the federal excise tax increase implemented on April 1, 2009. Total Newport unit volume and domestic Newport unit volume decreased 6.9% during 2009 compared to 2008. Industry-wide domestic unit volume decreased an estimated 8.6% during 2009 compared to 2008. Industry shipments of premium brands comprised 70.5% of industry-wide domestic unit volume during 2009 compared to 72.7% during 2008.

Cost of sales. Cost of sales increased by $893 million, or 36.7%, from $2.434 billion in 2008 to $3.327 billion in 2009. The increase in cost of sales is primarily due to the increase in federal excise taxes ($835 million), higher raw material costs, primarily tobacco and wrapping materials ($74 million), higher expenses related to the State Settlement Agreements ($11 million), the assessment of Food and Drug Administration fees ($9 million) and higher pension expense ($15 million), partially offset by lower unit sales volume ($34 million) and the absence of free product promotions ($17 million). We recorded pre-tax charges for our obligations under the State Settlement Agreements of $1.128 billion and $1.117 billion for the years ended December 31, 2009 and 2008, respectively, an increase of $11 million. The $11 million increase is due to the impact of the inflation adjustment ($30 million) and other adjustments ($24 million), partially offset by lower unit sales ($43 million).

Selling, general and administrative. Selling, general and administrative expenses increased $10 million, or 2.8%, from $355 million in 2008 to $365 million in 2009. The increase was primarily due to an increase in legal expenses of $18 million due to the continuing defense costs associated with the *Engle* Progeny Cases and higher pension expense of $8 million, partially offset by a decrease in marketing costs of $6 million and the absence of an $18 million charge in 2008 related to the Separation.

Investment income. Investment income decreased $15 million in 2009, compared to 2008 and the decrease primarily reflects lower interest rates on investments.

Interest expense. Interest expense increased $26 million in 2009, compared to 2008, and the increase reflects interest on the Senior Notes issued in the second quarter of 2009, net of the effect of interest rate swap agreements.

Income taxes. Income taxes increased $24 million or 4.4% from $547 million in 2008 to $571 million in 2009. The change reflects the increase in income before income taxes of $85 million in 2009 or 5.9% partially offset by a decrease in the effective tax rate from 38.2% in 2008 to 37.6% in 2009. This decrease in the effective tax rate impacts income tax expense by $9 million, and is primarily due to the impact, in 2008, of the Separation on the availability of the manufacturer's deduction for the pre-Separation period and the non-deductibility of certain Separation expenses, and, in 2009, the favorable resolution of certain state income tax matters, partially offset by an increase in state tax rates.

Liquidity and Capital Resources

Our cash and cash equivalents of $2.063 billion at December 31, 2010 were invested in prime money market funds.

Cash Flows

Cash flow from operating activities. The principal source of liquidity for our business and operating needs is internally generated funds from our operations. We generated net cash flow from operations of $1.091 billion for 2010 compared to $1.037 million for 2009. The increased cash flow in 2010 primarily reflects the increase in net income. Net cash flow from operations was $1.037 million for 2009, compared to $980 million for 2008. The increased cash flow in 2009 primarily reflects the increase in net income.

Cash flow from investing activities. Our cash flow from investing activities used cash of $40 million for the twelve months ended December 31, 2010 compared to $51 million for 2009. The decrease in cash flow used by investing activities in 2010 is due to decreased purchases of equipment. Our cash flow from investing activities used cash of $51 million for the twelve months ended December 31, 2009 compared to $201 million of cash provided in 2008. The decrease in cash flow provided by investing activities in 2009 is primarily due to no investment purchases and sales.

Capital expenditures were $40 million, $51 million and $44 million for 2010, 2009 and 2008, respectively. The expenditures were primarily for the modernization of manufacturing equipment. Our capital expenditures for 2011 are forecast to be between $35 million and $45 million.

Cash flow from financing activities. Our cash flow from operations has exceeded our working capital and capital expenditure requirements in each of the years ended December 31, 2010, 2009 and 2008. We paid cash dividends to Loews of $291 million and $200 million on January 24, 2008 and April 28, 2008, respectively. We paid cash dividends to shareholders of $158 million and $155 million on September 12, 2008 and December 12, 2008, respectively. In 2009, we paid cash dividends of $155 million, $155 million, $163 million and $158 million on March 12, 2009, June 12, 2009, September 11, 2009 and December 11, 2009, respectively. In 2010, we paid cash dividends of $155 million, $152 million, $171 million and $167 million on March 11, 2010, June 11, 2010, September 10, 2010 and December 13, 2010, respectively.

In April 2010, Lorillard Tobacco issued $1 billion of unsecured senior notes in two tranches pursuant to an Indenture, dated June 23, 2009, and the Second Supplemental Indenture, dated April 12, 2010 (the "Second Supplemental Indenture"). The first tranche was $750 million aggregate principal amount of 6.875% Notes due May 1, 2020 (the "2020 Notes"), and the second tranche was $250 million aggregate principal amount of 8.125% Notes due May 1, 2040 (the "2040 Notes"). Lorillard Tobacco is the principal, wholly-owned operating subsidiary of the Company and the 2020 Notes and 2040 Notes (the "Notes") are unconditionally guaranteed on a senior unsecured basis by the Company. The net proceeds from the issuance will be used for general corporate purposes, which may include, among other things, the repurchase, redemption or retirement of securities including the Company's common stock, acquisitions, additions to working capital and capital expenditures.

Upon the occurrence of a change of control triggering event, Lorillard Tobacco will be required to make an offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued interest. A "change of control triggering event" occurs when there is both a "change of control" (as defined in the Second Supplemental Indenture) and the Notes cease to be rated investment grade by both Moody's and S&P within 60 days of the occurrence of a change of control or public announcement of the intention to effect a change of control. The Notes are not entitled to any sinking fund and are not redeemable prior to maturity. The Notes contain covenants that restrict liens and sale and leaseback transactions, subject to a limited exception.

During 2010, we repurchased approximately 9.0 million shares at a cost of $79.74 per share and totaling $716 million under the $1 billion repurchase program announced on August 20, 2010, the $250 million repurchase program announced February 25, 2010 and the $750 million repurchase program announced July 27, 2009. As of February 11, 2011, the maximum dollar value of shares that could yet be purchased under the $1 billion program was $444 million.

Purchases by the Company under these programs were made from time to time at prevailing market prices in open market purchases, privately negotiated transactions, block purchase techniques or otherwise, as determined by the Company's management. The purchases were funded from existing cash balances, including proceeds from the issuance of the Notes. These programs do not obligate the Company to acquire any particular amount of its common stock. The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in the Company's business, current stock price, market conditions and other factors.

Liquidity

We believe that cash flow from operating activities will be sufficient for the foreseeable future to enable us to meet our obligations under the State Settlement Agreements and to fund our working capital and capital expenditure requirements. We cannot predict our cash requirements related to any future settlements or judgments, including cash required to bond any appeals, if necessary, and can make no assurance that we will be able to meet all of those requirements.

The rate of return on our pension assets in 2010 was a positive 11.9%. Our pension expense was approximately $17 million in 2010 and we anticipate pension expense of approximately $13 million in 2011. We contributed $19 million to our pension plans in 2010 and anticipate a contribution of $15 million in 2011.

We believe that it is appropriate for a company of our size and financial characteristics to have a prudent level of debt as a component of our capital structure in order to reduce our total cost of capital and improve total shareholder returns. Accordingly, we raised $1 billion and $750 million of debt financing in 2010 and 2009, respectively, and we expect that we will seek to raise additional debt financing in the future, although the structure, timing and amount of such indebtedness has not yet been determined and will depend on a number of factors, including, but not limited to the prevailing credit and interest rate environment, our cash requirements, and other business, financial and tax considerations. The proceeds of any such debt financing may be used to fund stock repurchases, acquisitions, dividends or for other general corporate purposes. We presently have no commitments or agreements with or from any third party regarding any debt financing transactions and no assurance can be given that we will ultimately pursue any debt financing or, if pursued, that we will be able to obtain debt financing at the suggested levels or on attractive terms.

In March 2010, Lorillard Tobacco, the principal, wholly owned operating subsidiary of the Company, entered into a $185 million revolving credit facility ("Revolver") that expires March 26, 2013 and is guaranteed by the Company. Proceeds from the Revolver may be used for general corporate and working capital purposes. The interest rates on borrowings under the Revolver will be based on prevailing interest rates and, in part, upon the credit rating applicable to the Company's senior unsecured long-term debt.

The Revolver requires that the Company maintain a ratio of debt to net income plus income taxes, interest expense, depreciation and amortization expense, any extraordinary losses, any non-cash expenses or losses and any losses on sales of assets outside of the ordinary course of business ("EBITDA") of not more than 2.25 to 1 and a ratio of EBITDA to interest expense of not less than 3.0 to 1. In addition, the Revolver contains customary affirmative and negative covenants, including restrictions on liens and sale and leaseback transactions subject to a limited exception. The Revolver contains customary events of default, including upon a change in control that could result in the acceleration of all amounts and cancellation of all commitments outstanding, if any, under the Revolver.

There were no borrowings under the Revolver during 2010.

State Settlement Agreements

The State Settlement Agreements require us and the other Original Participating Manufacturers (Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company) to make aggregate annual payments of $10.4 billion in perpetuity, subject to adjustment for several factors described below. In addition, the Original Participating Manufacturers are required to pay plaintiffs' attorneys' fees, subject to an aggregate annual cap of $500 million. These payment obligations are several and not joint obligations of each of the Original Participating Manufacturers. Our obligations under the State Settlement Agreements will materially adversely affect our cash flows and operating income in future years.

Both the aggregate payment obligations of the Original Participating Manufacturers, and our payment obligations, individually, under the State Settlement Agreements are subject to adjustment for several factors which include:

- inflation;
- aggregate volume of Original Participating Manufacturers cigarette shipments;
- other Original Participating Manufacturers and our market share; and
- aggregate Original Participating Manufacturers operating income, allocated to such manufacturers that have operating income increases.

The inflation adjustment increases payments on a compounded annual basis by the greater of 3.0% or the actual total percentage change in the consumer price index for the preceding year. The inflation adjustment is measured starting with inflation for 1999. The volume adjustment increases or decreases payments based on the increase or decrease in the total number of cigarettes shipped in or to the 50 U.S. states, the District of Columbia and Puerto Rico by the Original Participating Manufacturers during the preceding year compared to the 1997 base year shipments. If volume has increased, the volume adjustment would increase the annual payment by the same percentage as the number of cigarettes shipped exceeds the 1997 base number. If volume has decreased, the volume adjustment would decrease the annual payment by 98.0% of the percentage reduction in volume. In addition, downward adjustments to the annual payments for changes in volume may, subject to specified conditions and exceptions, be reduced in the event of an increase in the Original Participating Manufacturers aggregate operating income from domestic sales of cigarettes over base year levels established in the State Settlement Agreements, adjusted for inflation. Any adjustments resulting from increases in operating income would be allocated among those Original Participating Manufacturers who have had increases.

During 2010, we paid $1.134 billion under the State Settlement Agreements, primarily based on 2009 volume. Included in the above number was $92 million we deposited in an interest-bearing escrow account in accordance with procedures established in the MSA pending resolution of a claim by us and the other Original Participating Manufacturers that they are entitled to reduce their MSA payments based on a loss of market share to non-participating manufacturers. Most of the states that are parties to the MSA are disputing the availability of the reduction and we believe that this dispute will ultimately be resolved by judicial and arbitration proceedings. Our $92 million reduction is based upon the Original Participating Manufacturers collective loss of market share in 2006. In April of 2009, 2008, 2007 and 2006, we had previously deposited $69 million, $72 million, $111 million and $109 million, respectively, in the same escrow account discussed above, which was based on a loss of market share in 2006, 2005, 2004 and 2003 to non-participating manufacturers. In February 2009, we directed the transfer of $72 million from this account to the non-disputed account, related to the loss of market share in 2005, pursuant to an Agreement Concerning Arbitration that we and other Participating Manufacturers entered into with certain MSA states. This amount was then paid to the MSA states. We and other Original Participating Manufacturers have the right to claim additional reductions of MSA payments in subsequent years under provisions of the MSA.

Contractual Cash Payment Obligations

The following table presents the contractual cash payment obligations of Lorillard as of December 31, 2010:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In millions)		
Senior notes	$1,750	$ —	$ —	$ —	$1,750
Interest payments related to notes	1,590	133	398	266	793
Contractual purchase obligations	55	55	—	—	—
Operating lease obligations	3	2	1	—	—
Total	$3,398	$190	$399	$266	$2,543

In addition to the obligations presented in the table above, as of December 31, 2010, we believe that it is reasonably possible that payments of up to $0.6 million may be made to various tax authorities in the next twelve months related to gross unrecognized tax benefits. We cannot make a reasonably reliable estimate of the amount of liabilities for unrecognized tax benefits that may result in cash settlements for periods beyond twelve months.

As previously discussed, we have entered into the State Settlement Agreements which impose a stream of future payment obligations on us and the other major U.S. cigarette manufacturers. Our portion of ongoing adjusted settlement payments, including fees to settling plaintiffs' attorneys, are based on a number of factors which are described above. Our cash payment under the State Settlement Agreements in 2010 amounted to $1.134 billion and we estimate our cash payments in 2011 under the State Settlement Agreements will be between $1.2 billion and $1.3 billion, primarily based on 2010 estimated industry volume. Payment obligations are not incurred until the related sales occur and therefore are not reflected in the above table. Please see the discussion of the calculation of the Original Participating Manufacturers base payment obligations under the State Settlement Agreements under "State Settlement Agreements" on page 36.

Off-Balance Sheet Arrangements — None.

Item 7A. ***QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK***

We invest in financial instruments that involve market risk. Our measure of market risk exposure represents an estimate of the change in fair value of our financial instruments. Market risk exposure is presented below for each class of financial instrument we held at December 31, 2010, assuming immediate adverse market movements of the magnitude described below. We believe that the rate of adverse market movement represents a measure of exposure to loss under hypothetically assumed adverse conditions. The estimated market risk exposure represents the hypothetical loss to future earnings and does not represent the maximum possible loss nor any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ. In addition, since our investment portfolio is subject to change based on our portfolio management strategy as well as in response to changes in the market, these estimates are not necessarily indicative of the actual results which may occur. The market risk exposure represents the potential loss in carrying value and pretax impact to future earnings caused by the hypothetical change in price.

Exposure to market risk is managed and monitored by senior management. Senior management approves our overall investment strategy and has the responsibility to ensure that the investment positions are consistent with that strategy with an acceptable level of risk.

Interest rate risk. Our investments, which are included in cash and cash equivalents, consist of money market funds with financial institutions. Those investments are exposed to fluctuations in interest rates. A sensitivity analysis, based on a hypothetical 1% increase or decrease in interest rates on our average 2010 investments, would cause an increase or decrease in pre-tax income of approximately $21 million.

Our debt is denominated in US Dollars and has been issued at a fixed rate. In September 2009, we entered into interest rate swap agreements for a total notional amount of $750 million to hedge changes in fair value of the Notes due to changes in the designated benchmark interest rate. Changes in the fair value of the derivative are recorded in earnings along with offsetting adjustments to the carrying amount of the hedged debt. A sensitivity analysis, based on a hypothetical 1% change in LIBOR, would cause an increase or decrease in pretax income of approximately $8 million for 2010.

Liquidity risk. We may be forced to cash settle all or a portion of our derivative contracts before the expiration date if our debt rating is downgraded below Ba2 by Moody's or BB by S&P. This could have a negative impact on our cash position. Early cash settlement would result in the timing of our hedge settlement not being matched to the cash settlement of the debt. Our current Moody's debt rating is Baa2, and our current S&P debt rating is BBB-, both of which are above the ratings at which settlement of our derivative contracts would be required. See Note 10 for additional information on derivatives.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Financial Statements and Supplementary Data are comprised of the following sections:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lorillard, Inc.
Greensboro, North Carolina.

We have audited the accompanying consolidated balance sheets of Lorillard, Inc. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 18, 2011

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(In millions)	
ASSETS:		
Cash and cash equivalents	$ 2,063	$ 1,384
Accounts receivable, less allowances of $3 and $3	9	9
Other receivables	68	41
Inventories	277	281
Deferred income taxes	503	466
Other current assets	15	—
Total current assets	2,935	2,181
Plant and equipment, net	243	237
Prepaid pension assets	66	60
Deferred income taxes	6	48
Other assets	46	49
Total assets	$ 3,296	$ 2,575
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT):		
Accounts and drafts payable	$ 27	$ 23
Accrued liabilities	333	318
Settlement costs	1,060	982
Income taxes	6	14
Total current liabilities	1,426	1,337
Long-term debt	1,769	722
Postretirement pension, medical and life insurance benefits	284	300
Other liabilities	42	129
Total liabilities	3,521	2,488
Commitments and Contingent Liabilities		
Shareholders' Equity (Deficit):		
Preferred stock, $0.01 par value, authorized 10 million shares	—	—
Common stock:		
Authorized — 600 million shares; par value — $.01 per share		
Issued — 174 million and 174 million shares		
Outstanding — 147 million and 156 million shares	2	2
Additional paid-in capital	242	234
Retained earnings	1,666	1,282
Accumulated other comprehensive loss	(109)	(121)
Treasury stock at cost, 27 million and 18 million shares	(2,026)	(1,310)
Total shareholders' equity (deficit)	(225)	87
Total liabilities and shareholders' equity (deficit)	$ 3,296	$ 2,575

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2010	2009	2008
	(In millions, except per share data)		
Net sales (including excise taxes of $1,879, $1,547 and $712)	$ 5,932	$ 5,233	$ 4,204
Cost of sales	3,809	3,327	2,434
Gross profit	2,123	1,906	1,770
Selling, general and administrative	398	365	355
Operating income	1,725	1,541	1,415
Investment income	4	5	20
Interest expense	(94)	(27)	(1)
Income before income taxes	1,635	1,519	1,434
Income taxes	606	571	547
Net income	$ 1,029	$ 948	$ 887
Earnings per share:			
Basic	$ 6.78	$ 5.76	$ 5.15
Diluted	$ 6.78	$ 5.76	$ 5.15
Weighted average number of shares outstanding:			
Basic	151.59	164.48	172.09
Diluted	151.79	164.62	172.21

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Share-Holders' Equity (Deficit)
				(In millions)			
Balance, December 31, 2007		$2	$217	$ 882	$ (88)	$ —	$1,013
Comprehensive income:							
Net income	$ 887			887			887
Other comprehensive losses, pension liability, net of tax benefit of $38	(70)				(70)		(70)
Comprehensive income	$ 817						
Dividends paid				(804)			(804)
Share repurchases						(400)	(400)
Share-based compensation		—	5				5
Balance, December 31, 2008		$2	$222	$ 965	$(158)	$ (400)	$ 631
Comprehensive income:							
Net income	$ 948			$ 948			$ 948
Other comprehensive gains, pension liability, net of tax expense of $20	37				37		37
Comprehensive income	$ 985						
Dividends paid				(631)			(631)
Share repurchases						(910)	(910)
Share-based compensation		—	12				12
Balance, December 31, 2009		$2	$234	$1,282	$(121)	$(1,310)	$ 87
Comprehensive income:							
Net income	$1,029			1,029			1,029
Other comprehensive gains, pension liability, net of tax expense of $6	12				12		12
Comprehensive income	$1,041						
Dividends paid				(645)			(645)
Share repurchases						(716)	(716)
Share-based compensation		—	8				8
Balance, December 31, 2010		$2	$242	$1,666	$(109)	$(2,026)	$ (225)

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Cash flows from operating activities:			
Net income	$1,029	$ 948	$ 887
Adjustments to reconcile to net cash provided by (used in) operating activities:			
Depreciation and amortization	35	32	32
Pension, health and life insurance contributions	(32)	(37)	(32)
Pension, health and life insurance benefits expense	30	46	21
Deferred income taxes	1	(9)	72
Share-based compensation	8	5	3
Excess tax benefits from share-based arrangements	(2)	(1)	—
Changes in operating assets and liabilities:			
Accounts and other receivables	5	12	(38)
Inventories	4	(26)	(32)
Accounts payable and accrued liabilities	(46)	56	28
Settlement costs	78	8	43
Income taxes	(34)	—	5
Other current assets	(2)	—	—
Other assets	17	(4)	9
Other	—	7	(18)
Net cash provided by operating activities	1,091	1,037	980
Cash flows from investing activities:			
Additions to plant and equipment	(40)	(51)	(44)
Purchases of investments	—	—	(1,050)
Proceeds from sales of investments	—	—	545
Proceeds from maturities of investments	—	—	750
Net cash provided by (used in) investing activities	(40)	(51)	201
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	1,000	750	—
Share repurchases	(716)	(910)	(400)
Dividends paid	(645)	(631)	(804)
Debt issuance costs	(13)	(5)	—
Proceeds from exercise of stock options	—	2	—
Excess tax benefits from share-based arrangements	2	1	4
Net cash used in financing activities	(372)	(793)	(1,200)
Change in cash and cash equivalents	679	193	(19)
Cash and cash equivalents, beginning of year	1,384	1,191	1,210
Cash and cash equivalents, end of year	$2,063	$1,384	$ 1,191
Cash paid for income taxes	$ 637	$ 563	$ 514
Cash paid for interest, net of cash received from interest rate swaps of $24 in 2010 and $6 in 2009	$ 79	$ 28	$ —

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Basis of presentation — Lorillard, Inc., through its subsidiaries, is engaged in the manufacture and sale of cigarettes. Its principal products are marketed under the brand names of Newport, Kent, True, Maverick and Old Gold with substantially all of its sales in the United States of America.

The consolidated financial statements of Lorillard, Inc. (the "Company"), together with its subsidiaries ("Lorillard"), include the accounts of the Company and its subsidiaries after the elimination of intercompany accounts and transactions. The Company manages its operations on the basis of one operating and reportable segment through its principal subsidiary, Lorillard Tobacco Company ("Lorillard Tobacco" or "Issuer").

On May 7, 2008, the Company amended its certificate of incorporation to effect a 1,739,234.29 for 1 stock split of its 100 shares of Common Stock then outstanding. All common share and per share information has been retroactively adjusted for the periods presented.

On June 10, 2008, Loews Corporation ("Loews") distributed 108,478,429 shares of common stock of the Company in exchange for and in redemption of all 108,478,429 outstanding shares of Loews' Carolina Group stock, as described in the Registration Statement (File No. 333-149051) on Form S-4 filed with the Securities and Exchange Commission (the "SEC") under the Securities act of 1933 as amended (the "Separation"). Pursuant to the terms of the Exchange Offer, described in the Registration Statement, on June 16, 2008, Loews accepted 93,492,857 shares of Loews common stock in exchange for 65,445,000 shares of the Company's Common Stock. As a result of such distributions, Loews ceased to own any equity interest in the Company and the Company became an independent publicly held company.

Prior to the Separation, Lorillard was included in the Loews consolidated federal income tax return, and federal income tax liabilities were included on the balance sheet of Loews. Under the terms of the pre-Separation Tax Allocation Agreement between Lorillard and Loews, the Company made payments to, or was reimbursed by Loews for the tax effects resulting from its inclusion in Loews' consolidated federal income tax return. In September 2009, Loews reimbursed Lorillard $14 million, which was recorded as a receivable in 2008, related to pre-Separation tax benefits and payments.

Subsequent to the issuance of the Company's 2008 consolidated financial statements included in Form 8-K, filed on June 11, 2009, the Company determined that immaterial errors existed in the footnote disclosure containing the condensed consolidating statement of cash flows for the year ended December 31, 2008. The Issuer's statement of cash flows for the year ended December 31, 2008 has been corrected to reflect $150 million return of capital, previously reported as a financing inflow, as an investing inflow. In addition, the statement of cash flows for All Other Subsidiaries for the same period has been corrected to properly include the $150 million payment to the Issuer, previously reported as return of capital outflow within financing activities, as a component of dividends paid also within financing activities. These immaterial errors did not impact operating cash flows for any consolidating entity and had no impact on the consolidated statement of cash flows for the year ended December 31, 2008.

Additionally, subsequent to the issuance of the Company's 2008 consolidated financial statements included in Form 8-K, filed on June 11, 2009, the Company amended the presentation of pension and postretirement cash inflows and outflows on the statement of cash flows by adding the lines "Pension, health and life insurance benefits expense" and "Pension, health and life insurance contributions" to enhance the disclosure of pension related activities. These changes have been reflected on the consolidated statement of cash flows as well as the consolidating statements of cash flows for the year ended December 31, 2008.

Also, subsequent to the issuance of the Company's 2008 consolidated financial statements included in Form 8-K, filed on June 11, 2009, the Company determined that immaterial errors existed in the consolidated statements of income for the year ended December 31, 2008. The consolidated statement of income has been corrected to properly classify $6 million for the year ended December 31, 2008, previously classified as selling, general and administrative costs, as cost of sales. Within the consolidating financial information footnote (Note 18), the correction of the error was reflected in the Issuer column.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and related notes. Significant estimates in the consolidated financial statements and related notes include: (1) accruals for tobacco settlement costs, litigation, sales incentive programs, income taxes and share-based compensation, (2) the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses and (3) the valuation of pension assets. Actual results could differ from those estimates.

Cash equivalents — Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of 60 days or less. Interest and dividend income are included in investment income. The cost of securities sold is based on the specific identification method and transactions are recorded on the trade date.

Inventories — Inventories are valued at the lower of cost, determined on a last-in, first-out ("LIFO") basis, or market. A significant portion of leaf tobacco on hand will not be sold or used within one year, due to the duration of the aging process. All inventory of leaf tobacco, including the portion that has an operating cycle that exceeds 12 months, is classified as a current asset and is generally consistent with recognized trade practice.

Depreciation — Buildings, machinery and equipment are depreciated for financial reporting purposes on the straight-line method over estimated useful lives of those assets of 40 years for buildings and 3 to 12 years for machinery and equipment.

Derivative agreements — In September 2009, Lorillard Tobacco entered into interest rate swap agreements, which the Company guaranteed, with a total notional amount of $750 million. The interest rate swap agreements qualify for hedge accounting and were designated as fair value hedges. Under the swap agreements, Lorillard Tobacco receives a fixed rate settlement and pays a variable rate settlement with the difference recorded in interest expense. Changes in the fair value of the swap agreements are recorded in other assets or other liabilities with an offsetting adjustment to the carrying amount of the hedged debt. See Notes 7 and 10.

Accumulated other comprehensive income (loss) — The components of accumulated other comprehensive income (loss) ("AOCI") include the pension liability and any unrealized gains (losses) on available for sale investments, net of related taxes.

Revenue recognition — Revenue from product sales, net of sales incentives, is recognized at the time ownership of the goods transfers to customers and collectability is reasonably assured. Federal excise taxes are recognized on a gross basis, and are reflected in both net sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates. Sales to one customer represented 27%, 26% and 26% of total sales of Lorillard in 2010, 2009 and 2008, respectively. Our largest selling brand, Newport, accounted for approximately 90.0%, 91.5% and 93.6% of total sales of Lorillard in 2010, 2009 and 2008, respectively.

Cost of sales — Cost of sales includes federal excise taxes, leaf tobacco cost, wrapping and casing material, manufacturing labor and production salaries, wages and overhead, research and development costs, distribution, other manufacturing costs, State Settlement Agreement expenses, the federal assessment for tobacco growers, Food and Drug Administration fees, and promotional product expenses. Promotional product expenses include the cost, including excise taxes, of the free portion of "buy some get some free" promotions. We purchased approximately 27.4%, 21.7% and 25.9% of our leaf tobacco from one dealer in 2010, 2009 and 2008, respectively.

Advertising and marketing costs — Advertising costs are recorded as expense in the year incurred. Marketing and advertising costs that include such items as direct mail, advertising, agency fees and point of sale materials are included in selling, general and administrative expenses. Advertising expense was $35 million, $40 million and $47 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Research and development costs — Research and development costs are recorded as expense as incurred, are included in cost of sales and amounted to $19 million, $19 million and $20 million for each of the years ended December 31, 2010, 2009 and 2008, respectively.

Tobacco settlement costs — Lorillard recorded pre-tax charges of $1.212 billion, $1.128 billion and $1.117 billion for the years ended December 31, 2010, 2009 and 2008, respectively, to accrue its obligations under the State Settlement Agreements (see Note 19). Lorillard's portion of ongoing adjusted settlement payments and legal fees is based on its share of total domestic cigarette shipments in that year. Accordingly, Lorillard records its portion of ongoing adjusted settlement payments as part of cost of sales as the related sales occur. Payments are made annually and are generally due in April of the year following the accrual of costs. The settlement cost liability on the balance sheets represents the unpaid portion of the Company's obligations under the State Settlement Agreements.

Share-Based compensation costs — Under the 2008 Incentive Compensation Plan, the fair market value of the exercise price per share is based on the closing price at the date of the grant. Share-based compensation expense is recognized net of an estimated forfeiture rate and for shares expected to vest, using a straight-line basis over the requisite service period of the award.

Legal costs and loss contingencies — Legal costs are expensed as incurred and amounted to $116 million, $98 million and $80 million for the years ended December 31, 2010, 2009 and 2008, respectively. Loss contingencies related to pending or threatened litigation are accrued as a charge to selling, general and administrative expense when both of the following conditions are met: (i) a determination that it is probable that an asset has been impaired or a liability has been incurred, and (ii) the amount of loss can be reasonably estimated. See Note 19 for a description of loss contingencies.

Income taxes — Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Judgment is required in determining income tax provisions and in evaluating tax positions. For uncertain tax positions to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Where applicable, interest related to uncertain tax positions is recognized in interest expense. Penalties, if incurred, are recognized as a component of income tax expense.

Recently adopted accounting pronouncements — Lorillard adopted FASB ASC Subtopic 715-20 "Employers' Disclosures about Postretirement Benefit Plan Assets." ASC Subtopic 715-20 requires disclosure of investment policies and strategies in narrative form. ASC Subtopic 715-20 also requires employer disclosure on the fair value of plan assets, including (a) the level in the fair value hierarchy, (b) a reconciliation of beginning and ending fair value balances for Level 3 assets and (c) information on inputs and valuation techniques. ASC Subtopic 715-20 was effective for fiscal years ending after December 15, 2009.

Lorillard adopted FASB ASC Topic 808 "Collaborative Arrangements." ASC 808 defines a collaborative arrangement as an arrangement where the parties are active participants and have exposure to significant risks. Transactions with third parties should be classified in the financial statements in the appropriate category according to ASC Subtopic 605-45 "Principal Agent Considerations." Payments between the partners of the collaborative agreement should be categorized based on the terms of the agreement, business operations and authoritative literature. ASC 808 was effective for fiscal years beginning after December 15, 2008. The adoption of ASC 808 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASC Section 815-10-50 "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133." ASC 815-10-50 requires qualitative disclosures about the objectives and strategies for using derivatives; quantitative data about the fair value of, and gains and losses on, derivative contracts; and details of credit-risk-related contingent features in hedged positions. ASC 815-10-50 also requires enhanced disclosure around derivative instruments in financial statements accounted for under ASC Subtopic 815-20, "Accounting for Derivative Instruments and Hedging Activities," and how hedges affect an entity's financial position, financial performance and cash flows. ASC 815-10-50 was effective for fiscal years and interim periods beginning after November 15, 2008. Lorillard adopted ASC 815-10-50 in September 2009. See Note 10 for related disclosure.

Lorillard adopted FASB ASC Section 820-10-35 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." ASC 820-10-35 includes factors for evaluating if a market has a significant decrease in the volume and level of activity. If there has been a decrease, then the entity must do further analysis of the transactions or quoted prices to determine if the transactions were orderly. The entity cannot ignore available information and should apply appropriate risk adjustments in the fair value calculation. The effective date was for interim periods ending after June 15, 2009. The adoption of ASC 820-10-35 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASC Section 825-10-65 "Interim Disclosures about Fair Value of Financial Instruments." ASC 825-10-65 requires interim disclosures on the fair value of financial instruments. The effective date was for interim periods ending after June 15, 2009. The adoption of ASC 825-10-65 was reflected in our interim financial statements beginning with the second quarter of 2009.

Lorillard adopted FASB ASC Topic 855 "Subsequent Events," which sets forth (1) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. ASC 855 applies to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles (GAAP). ASC 855 was effective for financial statements issued for interim periods and fiscal years ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASU 2009-05 "Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value." Fair value of liabilities is defined as a price in an orderly transaction between market participants, but often liabilities are not transferred in the market due to significant restrictions. If a quoted price in an active market is available, it should be used and disclosed as a Level 1 valuation. When that is not available, an entity can use either a) the quoted price of an identical liability when traded as an asset in an active or inactive market, b) the quoted price for similar liabilities traded as assets in an active market or c) a valuation technique, such as the income or present value approaches. No adjustments should be made for the existence of contractual restrictions that prevent transfer. The update was effective for the first period after the issue date of August 2009. ASU 2009-05 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASU 2010-06 "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 establishes additional disclosures related to fair value. Transfers in and out of Level 1 and Level 2 and the reasons for the transfers must be disclosed. Level 3 purchases, sales, issuances and settlements should be presented separately rather than net. In addition, the level of disaggregation and input and valuation techniques need to be disclosed. The effective dates are periods beginning after December 15, 2010 for the Level 3 purchases, sales, issuances and settlements disclosure, and periods beginning after December 15, 2009 for all other provisions. ASU 2010-06 did not have a material impact on Lorillard's financial position or results of operations.

Lorillard adopted FASB ASU 2010-09 "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements." ASU 2010-09 amends Topic 855 for SEC filers to eliminate the disclosure of the date through which subsequent events have been reviewed. The effective date was February 24, 2010. ASU 2010-09 did not have a material impact on Lorillard's financial position or results of operations.

2. Inventories

Inventories are valued at the lower of cost, determined on a LIFO basis, or market and consisted of the following:

	December 31,	
	2010	2009
	(In millions)	
Leaf tobacco	$225	$236
Manufactured stock	48	41
Materials and supplies	4	4
	$277	$281

If the average cost method of accounting was used, inventories would be greater by approximately $206 million and $189 million at December 31, 2010 and 2009, respectively.

3. Plant and Equipment, Net

Plant and equipment is stated at historical cost and consisted of the following:

	December 31,	
	2010	2009
	(In millions)	
Land	$ 3	$ 3
Buildings	89	87
Equipment	573	563
Total	665	653
Accumulated depreciation	(422)	(416)
Plant and equipment, net	$ 243	$ 237

Depreciation and amortization expense was $35 million, $32 million and $32 million for 2010, 2009 and 2008, respectively.

4. Other Assets

Other assets were as follows:

	December 31, 2010	December 31, 2009
	(In millions)	
Other investments	$—	$15
Restricted cash	—	13
Debt issuance costs	17	5
Interest rate swap	19	—
Other prepaid assets	10	16
Total	$46	$49

5. Accrued Liabilities

Accrued liabilities were as follows:

	December 31, 2010	December 31, 2009
	(In millions)	
Legal fees	$ 30	$ 21
Salaries and other compensation	18	16
Medical and other employee benefit plans	31	30
Consumer rebates	59	86
Sales promotion	20	21
Excise and other taxes	52	78
Litigation accrual	68	—
Accrued bond interest	14	—
Other accrued liabilities	41	66
Total	$333	$318

6. Commitments

Lorillard leases certain real estate and transportation equipment under various operating leases. Listed below are future minimum rental payments required under those operating leases with non-cancelable terms in excess of one year.

	December 31, 2010
	(In millions)
2011	$1.7
2012	1.2
2013	0.4
2014	0.1
2015	0.0
Net Minimum lease payments	$3.4

Rental expense for all operating leases was $6 million, $6 million and $6 million for 2010, 2009 and 2008, respectively.

At December 31, 2010, Lorillard had contractual purchase obligations of approximately $55 million. These purchase obligations include agreements to purchase machinery. Future contractual purchase obligations at December 31, 2010 were as follows:

	2011	2012	2013	2014	2015
			(In millions)		
Contractual purchase obligations	$55	$0	$0	$0	$0

7. Fair Value

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 — Quoted prices for identical instruments in active markets.
- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable directly or indirectly.
- Level 3 — Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Lorillard is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. Lorillard performs due diligence to understand the inputs used or how the data was calculated or derived, and corroborates the reasonableness of external inputs in the valuation process.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2010 were as follows:

	Level 1	Level 2	Level 3	Total
		(In millions)		
Cash and Cash Equivalents:				
Prime money market funds	$2,063	$—	$—	$2,063
Total cash and cash equivalents	$2,063	$—	$—	$2,063
Derivative Asset:				
Interest rate swaps — fixed to floating rate	$ —	$19	$—	$ 19
Total derivative asset	$ —	$19	$—	$ 19

Assets and liabilities measured at fair value on a recurring basis at December 31, 2009 were as follows:

	Level 1	Level 2	Level 3	Total
		(In millions)		
Cash and Cash Equivalents:				
Prime money market funds	$1,384	$—	$—	$1,384
Total cash and cash equivalents	$1,384	$—	$—	$1,384
Derivative Liability:				
Interest rate swaps — fixed to floating rate	$ —	$28	$—	$ 28
Total derivative liability	$ —	$28	$—	$ 28

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2010 and 2009.

The fair value of the money market funds, classified as Level 1, utilized quoted prices in active markets.

The fair value of the interest rate swaps, classified as Level 2, utilized a market approach model using the notional amount of the interest rate swap multiplied by the observable inputs of time to maturity and market interest rates. See Note 10 for additional information on the interest rate swaps.

8. Credit Agreement

In March 2010, Lorillard Tobacco, the principal, wholly-owned operating subsidiary of the Company, entered into a $185 million revolving credit facility ("Revolver") that expires March 26, 2013 and is guaranteed by the Company. Proceeds from the Revolver may be used for general corporate and working capital purposes. The interest rates on borrowings under the Revolver are based on prevailing interest rates and, in part, upon the credit rating applicable to the Company's senior unsecured long-term debt.

The Revolver requires that the Company maintain a ratio of debt to net income plus income taxes, interest expense, depreciation and amortization expense, any extraordinary losses, any non-cash expenses or losses and any losses on sales of assets outside of the ordinary course of business ("EBITDA") of not more than 2.25 to 1 and a ratio of EBITDA to interest expense of not less than 3.0 to 1. In addition, the Revolver contains customary affirmative and negative covenants, including restrictions on liens and sale and leaseback transactions subject to a limited exception. The Revolver contains customary events of default, including upon a change in control that could result in the acceleration of all amounts and cancellation of all commitments outstanding, if any, under the Revolver.

There were no borrowings under the Revolver during 2010.

9. Long-Term Debt

Long-term debt, net of interest rate swaps, consisted of the following:

	December 31, 2010	December 31, 2009
	(In millions)	
2019 Notes — 8.125% Notes due 2019	$ 769	$722
2020 Notes — 6.875% Notes due 2020	750	—
2040 Notes — 8.125% Notes due 2040	250	—
Total long-term debt	$1,769	$722

In April 2010, Lorillard Tobacco issued $1 billion of unsecured senior notes in two tranches pursuant to an Indenture, dated June 23, 2009, and the Second Supplemental Indenture, dated April 12, 2010 (the "Second Supplemental Indenture"). The first tranche was $750 million aggregate principal amount of 6.875% Notes due May 1, 2020 (the "2020 Notes"), and the second tranche was $250 million aggregate principal amount of 8.125% Notes due May 1, 2040 (the "2040 Notes"). The net proceeds from the issuance will be used for general corporate purposes, which may include, among other things, the repurchase, redemption or retirement of securities including the Company's common stock, acquisitions, additions to working capital and capital expenditures.

In June 2009, Lorillard Tobacco issued $750 million of 8.125% unsecured senior notes due June 23, 2019 (the "2019 Notes") pursuant to an Indenture, dated June 23, 2009, and First Supplemental Indenture, dated June 23, 2009 (the "Supplemental Indenture").

Lorillard Tobacco is the principal, wholly-owned operating subsidiary of the Company and the 2019 Notes, 2020 Notes and 2040 Notes (together, the "Notes") are unconditionally guaranteed on a senior unsecured basis by the Company.

The interest rate payable on the 2019 Notes is subject to incremental increases from 0.25% to 2.00% in the event either Moody's Investors Services, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P") or both Moody's and S&P downgrade the 2019 Notes below investment grade (Baa3 and BBB- for Moody's and S&P, respectively). Our current Moody's debt rating is Baa2 and our current S&P debt rating is BBB-, both of which are investment grade.

Upon the occurrence of a change of control triggering event, Lorillard Tobacco will be required to make an offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued interest. A "change of control triggering event" occurs when there is both a "change of control" (as defined in the Supplemental Indenture) and the Notes cease to be rated investment grade by both Moody's and S&P within 60 days of the occurrence of a change of control or public announcement of the intention to effect a change of control. The Notes are not entitled to any sinking fund and are not redeemable prior to maturity. The Notes contain covenants that restrict liens and sale and leaseback transactions, subject to a limited exception. At December 31, 2010 and 2009, the carrying value of the Notes was $1,769 million and $722 million, respectively, and the fair value was $1,865 million and $826 million, respectively. The fair value of the Notes is based on market pricing.

10. Derivative Instruments

In September 2009, Lorillard Tobacco entered into interest rate swap agreements, which the Company guaranteed, with a total notional amount of $750 million to modify its exposure to interest rate risk by effectively converting the interest rate payable on the 2019 Notes from a fixed rate to a floating rate. Under the agreements, Lorillard Tobacco receives interest based on a fixed rate of 8.125% and pays interest based on a floating one-month LIBOR rate plus a spread of 4.625%. The variable rates were 4.886% and 4.856% as of December 31, 2010 and 2009, respectively. The agreements expire in June 2019. The interest rate swap agreements qualify for hedge accounting and were designated as fair value hedges. Under the swap agreements, Lorillard Tobacco receives a fixed rate settlement and pays a variable rate settlement with the difference recorded in interest expense. That difference reduced interest expense by $24 and $6 million for the years ended 2010 and 2009, respectively.

For derivatives designated as fair value hedges, which relate entirely to hedges of long-term debt, changes in the fair value of the derivatives are recorded in other assets or other liabilities with an offsetting adjustment to the carrying amount of the hedged debt. At December 31, 2010 and 2009, the adjusted carrying amounts of the hedged debt were $769 and $722 million, respectively. The amounts related to hedges of long-term debt included in other assets as of December 31, 2010 and other liabilities as of December 31, 2009 were $19 million and $28 million, respectively.

If our debt rating is downgraded below Ba2 by Moody's or BB by S&P, the swap agreements will terminate and we will be required to settle them in cash before their expiration date. Our current Moody's debt rating is Baa2 and our current S&P debt rating is BBB-, both of which are above the ratings at which settlement of our derivative contracts would be required.

11. Earnings Per Share

Basic and diluted earnings per share ("EPS") were calculated using the following:

	Year Ended December 31,		
	2010	2009	2008
	(In millions)		
Net Earnings	$ 1,029	$ 948	$ 887
Weighted Average Shares Outstanding — Basic	151.59	164.48	172.09
Stock Options, Stock Appreciation Rights and Restricted Shares	0.20	0.14	0.12
Weighted Average Shares Outstanding — Diluted	151.79	164.62	172.21

Options to purchase 0.6 million shares, 1.1 million shares and 0.4 million shares of common stock were excluded from the diluted earnings per share calculation because their effect would be anti-dilutive for the years ended December 31, 2010, 2009 and 2008, respectively.

Loews distributed its interest in the Company to holders of Loews' Carolina Group stock and Loews' common stock in a series of transactions which were completed on June 10, 2008 and June 16, 2008, respectively. The Company had 173,923,429 shares outstanding as of the Separation from Loews. All prior period EPS amounts were adjusted to reflect the new capital structure of the Company.

12. Income Taxes

Prior to the Separation, Lorillard was included in the Loews consolidated federal income tax return, and federal income tax liabilities were included on the balance sheet of Loews. Under the terms of the pre-Separation Tax Allocation Agreement between Lorillard and Loews, Lorillard made payments to, or was reimbursed by Loews for the tax effects resulting from its inclusion in Loews' consolidated federal income tax return. As of December 31, 2010, there were no tax obligations between Lorillard and Loews for periods prior to the Separation. Following the Separation, Lorillard and its eligible subsidiaries filed a stand alone consolidated federal income tax return.

The Separation Agreement requires Lorillard (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax-free transaction (except if the failure to qualify is solely due to Loews's fault). This indemnification obligation applies regardless of whether Lorillard or a potential acquirer obtains a supplemental ruling or an opinion of counsel.

The Separation Agreement further provides for cooperation between Lorillard and Loews with respect to additional tax matters, including the exchange of information and the retention of records which may affect the income tax liability of the parties to the Separation Agreement.

For 2007 and 2008, Lorillard, as a subsidiary in the Loews' consolidated federal income tax return, participated in the Compliance Assurance Process ("CAP") which is a voluntary program for a limited number of large corporations. Under CAP, the IRS conducts a real-time audit and works contemporaneously with Lorillard to resolve any issues prior to the filing of the tax return. Lorillard's participation in the CAP ended in 2010 when the IRS approved Loews' 2008 consolidated federal income tax return as filed.

During 2008 and 2010, the IRS completed its examination of the 2007 and 2008 Loews' consolidated federal income tax returns, respectively, resulting in no changes being made to Lorillard's reported tax on the returns.

For years after the Separation, Lorillard and its subsidiaries file a consolidated federal income tax return. The 2008 consolidated federal income return filed by Lorillard and its subsidiaries is currently under examination by the IRS.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
	(In millions)		
Balance at January 1,	$ 39	$ 29	$33
Additions for tax positions of prior years	1	9	2
Reductions for tax positions of prior years	(15)	(7)	(3)
Additions based on tax positions related to the current year	9	20	5
Settlements	—	(10)	(2)
Lapse of statute of limitations	(1)	(2)	(6)
Balance at December 31,	$ 33	$ 39	$29

At December 31, 2010, 2009 and 2008, there were $22 million, $18 million and $19 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

Lorillard recognizes interest accrued related to unrecognized tax benefits and tax refund claims in interest expense and recognizes penalties (if any) in income tax expense. During the years ended December 31, 2010, 2009 and 2008, Lorillard recognized an expense (benefit) of approximately $3 million, ($1) million and $1 million in interest and penalties. Lorillard had accrued interest and penalties related to unrecognized tax benefits of $14 million and $11 million at December 31, 2010 and December 31, 2009, respectively.

Due to the potential for resolution of certain tax examinations and the expiration of various statutes of limitation, it is reasonably possible that Lorillard's gross unrecognized tax benefits balance may decrease by approximately $4 million in the next twelve months.

Lorillard and/or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states and city jurisdictions and one foreign jurisdiction. Lorillard's consolidated federal income tax returns for the periods following the Separation are subject to IRS examination. With few exceptions, Lorillard's state, local or foreign tax returns are subject to examination by taxing authorities for years after 2005.

The provision (benefit) for income taxes consisted of the following:

	Year Ended December 31,		
	2010	2009	2008
	(In millions)		
Current			
Federal	$489	$469	$398
State	112	111	78
Deferred			
Federal	5	(6)	58
State	—	(3)	13
Total	$606	$571	$547

Deferred tax assets (liabilities) are as follows:

	December 31, 2010	December 31, 2009
	(In millions)	
Deferred tax assets:		
Employee benefits	$ 98	$102
Settlement costs	456	421
State and local income taxes	14	12
Inventory	—	9
Litigation and legal	36	33
Other	10	6
Gross deferred tax assets	614	583
Deferred tax liabilities:		
Depreciation	(52)	(37)
Inventory	(21)	—
Federal effect of state deferred taxes	(32)	(32)
Gross deferred tax liabilities	(105)	(69)
Net deferred tax assets	$ 509	$514

Total income tax expense for the years ended December 31, 2010, 2009 and 2008 was different than the amounts of $572 million, $531 million and $502 million, computed by applying the statutory U.S. federal income tax rate of 35% to income before taxes for each of the years.

A reconciliation between the statutory federal income tax rate and Lorillard's effective income tax rate as a percentage of income is as follows:

	2010	2009	2008
Statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:			
State taxes	4.5	4.6	4.1
Domestic manufacturer's deduction	(2.5)	(1.9)	(1.3)
Other	0.1	(0.1)	0.4
Effective rate	37.1%	37.6%	38.2%

13. Retirement Plans

Lorillard has defined benefit pension, postretirement benefits, profit sharing and savings plans for eligible employees.

Pension and postretirement benefits — The Salaried Pension Plan provides benefits based on employees' compensation and service. The Hourly Pension Plan provides benefits based on fixed amounts for each year of service. Lorillard also provides medical and life insurance benefits to eligible employees. Lorillard uses a December 31 measurement date for its plans.

Lorillard also provides certain senior level management employees with nonqualified, unfunded supplemental retirement plans. While these plans are unfunded, Lorillard has certain assets invested in an executive life insurance policy that are to be used to provide for certain of these benefits.

Weighted-average assumptions used to determine benefit obligations:

	Pension Benefits		Other Postretirement Benefits	
	December 31,		December 31,	
	2010	2009	2010	2009
Discount rate	5.4%-5.8%	6.0%	5.3%-5.5%	6.0%
Rate of compensation increase	4.8%	4.8%		

Weighted-average assumptions used to determine net periodic benefit cost:

	Pension Benefits			Other Postretirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2010	2009	2008	2010	2009	2008
Discount rate	6.0%	6.3%	6.0%	6.0%	6.3%	6.0%
Expected long-term return on plan assets	7.5%	7.5%	7.5%			
Rate of compensation increase	4.8%	5.0%	5.0%			

The expected long-term rate of return for Plan assets is determined based on widely-accepted capital market principles, long-term return analysis for global fixed income and equity markets and the active total return oriented portfolio management style. The methodology used to derive asset class risk/return estimates varies due to the nature of asset classes, the availability of historical data, implications from currency, and other factors. In many cases, where historical data is available, data is drawn from indices such as MSCI or G7 country data. For alternative asset classes where historical data may be insufficient or incomplete, estimates are based on long-term capital market conditions and/or asset class relationships. The expected rate of return for the Plan is based on the target asset allocation and return assumptions for each asset class. The estimated Plan return represents a nominal compound return which captures the effect of estimated asset class and market volatility.

Assumed health care cost trend rates for other postretirement benefits:

	Other Postretirement Benefits	
	Year Ended December 31,	
	2010	2009
Pre-65 health care cost trend rate assumed for next year	9.5%	10.0%
Post-65 health care cost trend rate assumed for next year	8.5%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate:		
Pre-65	2020	2020
Post-65	2018	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
	(In millions)	
Effect on total of service and interest cost	$ 1	$ (1)
Effect on postretirement benefit obligations	$12	$(11)

Net periodic pension and other postretirement benefit costs include the following components:

	Pension Benefits			Other Postretirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2010	2009	2008	2010	2009	2008
	(In millions)					
Service cost	$ 17	$ 17	$ 17	$ 4	$ 4	$ 4
Interest cost	56	56	54	12	12	12
Expected return on plan assets	(68)	(61)	(70)	—	—	—
Amortization of unrecognized net loss (gain)	7	15	1	(1)	(1)	(1)
Amortization of unrecognized prior service cost	5	5	5	(1)	(1)	—
Net periodic benefit cost	$ 17	$ 32	$ 7	$14	$14	$15

The following provides a reconciliation of benefit obligations, plan assets and funded status of the pension and postretirement plans:

	Pension Benefits		Other Postretirement Benefits	
	December 31,		December 31,	
	2010	2009	2010	2009
	(In millions)			
Change in benefit obligation:				
Benefit obligation at January 1	$ 962	$ 927	$ 206	$ 196
Service cost	17	17	4	4
Interest cost	56	56	12	12
Plan participants' contributions	—	—	5	5
Amendments	—	4	—	—
Actuarial (gain) loss	48	18	(11)	8
Benefits paid from plan assets	(60)	(60)	(20)	(20)
Medicare Part D Drug Subsidy	—	—	1	1
Benefit obligation at December 31	1,023	962	197	206
Change in plan assets:				
Fair value of plan assets at January 1	921	829	—	—
Actual return on plan assets	109	129	—	—
Employer contributions	19	23	15	15
Plan participants' contributions	—	—	5	5
Benefits paid from plan assets	(60)	(60)	(20)	(20)
Fair value of plan assets at December 31	989	921	—	—
Funded status	(34)	(41)	$(197)	$(206)
Amounts recognized in the balance sheets consist of:				
Noncurrent assets	66	60	$ —	$ —
Current liabilities	—	—	(13)	(13)
Noncurrent liabilities	(100)	(101)	(184)	(193)
Net amount recognized	$ (34)	$ (41)	$(197)	$(206)
Net actuarial (gain) loss	$ 7	$ (50)	$ (11)	$ 8
Recognized actuarial gain (loss)	(7)	(15)	1	1
Prior service cost	—	4	—	—
Recognized prior service (cost)	(5)	(5)	—	—
Total recognized other comprehensive (income) loss	$ (5)	$ (66)	$ (10)	$ 9
Total recognized net periodic benefit cost and other	$ 12	$ (34)	$ 5	$ 24

Information for pension plans with an accumulated benefit obligation in excess of plan assets consisted of the following:

	Pension Benefits	
	December 31,	
	2010	2009
	(In millions)	
Projected benefit obligation	$558	$517
Accumulated benefit obligation	501	464
Fair value of plan assets	459	416

The general principles guiding the investment of the Plan assets are embodied in the Employee Retirement Income Security Act of 1974 (ERISA). These principles include discharging Lorillard's investment responsibilities for the exclusive benefit of Plan participants and in accordance with the "prudent expert" standards and other ERISA rules and regulations. Investment objectives for Lorillard's pension Plan assets are to optimize the long-term return on Plan assets while maintaining an acceptable level of risk, to diversify assets among asset classes and investment styles, and to maintain a long-term focus.

In 2009, Lorillard conducted an asset/liability study to determine the optimal strategic asset allocation to meet the Plan's projected long-term benefit obligations and desired funding status. The Plan is managed using a Liability Driven Investment ("LDI") framework which focuses on achieving the Plan's return goals while assuming a reasonable level of funded status volatility.

Based on this LDI framework the asset allocation has two primary components. The first component of the asset allocation is the "hedging portfolio" which uses the Plan's fixed income portfolio to hedge a portion of the interest rate risk associated with the Plan's liabilities, thereby reducing the Plan's expected funded status volatility. The second component is the "growth/equity portfolio" which is designed to enhance portfolio returns. The growth portfolio is broadly diversified across the following asset classes; Global Equities, Long Short Equities, Absolute Return Hedge Funds, Private Equity (including growth equity, buyouts, and other illiquid assets deigned to enhance returns), and Private Real Assets. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

The pension plans asset allocations were:

	Asset Allocation as of 12/31/10	Allocation as of 12/31/09
	(%)	(%)
Asset Class		
U.S. Equity	15.1	13.9
Global ex U.S. Equity	11.6	10.9
Emerging Markets Equity	3.5	2.9
Absolute Return Hedge Funds	11.7	11.6
Equity Hedge Funds	12.9	12.4
Private Equity	4.2	6.7
Private Real Assets	1.0	0.8
Public Real Assets	2.4	
Fixed Income	36.7	39.8
Cash Equivalents	0.9	1.0
Total	100.0	100.0

Fair Value Measurements — The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs. Level 3 includes fair values estimated using significant non-observable inputs. Plan assets using the fair value hierarchy as of December 31, 2010 were as follows:

	Total	Level 1	Level 2	Level 3
	(In millions)			
Asset Class:				
U.S. Equity	$150	$ 47	$ 30	$ 73
Global ex U.S. Equity	115	—	115	—
Emerging Markets Equity	35	—	35	—
Absolute Return Hedge Funds	116	—	29	87
Equity Hedge Funds	127	—	64	63
Private Equity	41	—	—	41
Private Real Assets	10	—	—	10
Public Real Assets	24	—	12	12
Fixed Income	363	363	—	—
Cash Equivalents	8	—	8	—
Total	$989	$410	$293	$286

Plan assets using the fair value hierarchy as of December 31, 2009 were as follows:

	Total	Level 1	Level 2	Level 3
		(In millions)		
Asset Class:				
U.S. Equity	$128	$ 59	$ 38	$ 31
Global ex U.S. Equity	100	—	100	—
Emerging Markets Equity	27		27	—
Absolute Return Hedge Funds	107	—	26	81
Equity Hedge Funds	115	—	57	58
Private Equity	62	—	—	62
Private Real Assets	7	—	—	7
Fixed Income	366	366	—	—
Cash Equivalents	9	—	9	—
Total	$921	$425	$257	$239

Equity securities are primarily valued using a market approach based on the quoted market prices of identical instruments.

Hedge funds are primarily based on NAV's calculated by the fund and are not publicly available.

Private equity valuations are reported by the fund manager and are based on the valuation of underlying investments, which include inputs such as cost, operating results, discounted future cash flows and market based comparable data.

Real estate values are reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based on comparable data.

Fixed income securities are primarily valued using a market approach with inputs that include broker quotes in a non-active market.

Cash equivalents are primarily held in registered money market funds which are valued using a market approach based on the quoted market prices of identical instruments.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2010. For the year ended December 31, 2010, there were no significant transfers between levels 1, 2 and 3.

	January 1, 2010 Balance	Net Realized Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31, 2010 Balance
US Equity	31	11	7	24	73
Absolute Return Hedge Funds	81	11	(5)	—	87
Equity Hedge Funds	58	2	3	—	63
Private Equity	62	4	(1)	(24)	41
Private Real Assets	7	1	2	—	10
Public Real Assets	—	2	10	—	12

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2009.

	January 1, 2009 Balance	Net Realized Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31, 2009 Balance
US Equity	—	6	25	—	31
Absolute Return Hedge Funds	119	31	(69)	—	81
Equity Hedge Funds	40	9	9	—	58
Private Equity	47	13	2	—	62
Private Real Assets	4	—	3	—	7

The table below presents the estimated amounts to be recognized from accumulated other comprehensive income into net periodic benefit cost during 2011.

	Pension Benefits	Other Postretirement Benefits
	(In millions)	
Amortization of (gain) loss recognition	$ 7	$ (2)
Amortization of prior service cost	4	—
Total estimated amounts to be recognized	$11	$ (2)

Lorillard projects expected future minimum benefit payments as follows.

Expected future benefit payments	Pension Benefits	Other Postretirement Benefit Plans	Less Medicare Drug Subsidy	Net
		(In millions)		
2011	$ 70	$ 15	$1	$ 14
2012	67	16	1	15
2013	69	16	1	15
2014	70	16	1	15
2015	71	17	1	16
2016 — 2020	377	86	4	82
	$724	$166	$9	$157

Lorillard expects to contribute $15 million to its pension plans and $13 million to its other postretirement benefit plans in 2011.

Profit Sharing — Lorillard has a Profit Sharing Plan for hourly employees. Lorillard's contributions under this plan are based on Lorillard's performance with a maximum contribution of 15% of participants' earnings. Contributions for 2010, 2009 and 2008 were $10 million, $9 million and $9 million, respectively.

Savings Plan — Lorillard sponsors an Employees Savings Plan for salaried employees. Lorillard provides a matching contribution of 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed by employees. Lorillard contributions for 2010, 2009 and 2008 were $5 million, $4 million and $4 million, respectively.

14. Share-Based Compensation

Stock Option Plan — On June 10, 2008, Lorillard separated from Loews, and all of the outstanding equity awards granted from the Carolina Group 2002 Stock Option Plan (the "Carolina Group Plan") were converted on a one-for-one basis to equity awards granted from the Lorillard Inc. 2008 Incentive Compensation Plan (the "Lorillard Plan") with the same terms and conditions. In May 2008, Lorillard's sole shareholder and Board of Directors approved the Lorillard Plan in connection with the issuance of the Company's Common Stock for the benefit of certain Lorillard employees. The aggregate number of shares of the Company's Common Stock for which options, stock appreciation rights ("SARs") or restricted stock may be granted under the Lorillard Plan is 3,714,825 shares, of which 714,825 were outstanding Carolina Group stock options converted to the Lorillard Plan; and the maximum number of shares of Lorillard Common Stock with respect to which options or SARs may be granted to any individual in any calendar year is 500,000 shares. The exercise price per share may not be less than the fair value of the Company's Common Stock on the date of the grant. Generally, options and SARs vest ratably over a four-year period and expire ten years from the date of grant. The fair value of the awards immediately after the Separation did not exceed the fair value of the awards immediately before the Separation, as measured in accordance with the provisions of ASC Topic 718, and no incremental compensation expense was recorded as a result of the modification of the Carolina Group awards.

A summary of the stock option and SAR transactions for the Carolina Group Plan from January 1, 2008 through June 10, 2008 follows:

	2008	
	Number of Awards	Weighted Average Exercise Price
Awards outstanding, January 1	628,328	$49.78
Granted	111,000	79.03
Exercised	(24,503)	34.78
Awards outstanding, June 10, 2008	714,825	$42.93
Awards exercisable, June 10, 2008	307,303	$32.51
Shares available for grant, June 10, 2008	249,500	

A summary of the stock option and SAR transactions for the Lorillard Plan for the post-separation period from June 11, 2008 to December 31, 2008, from January 1, 2009 to December 31, 2009 and from January 1, 2010 to December 31, 2010 follows:

	2010		2009		2008	
	Number of Awards	Weighted Average Exercise Price	Number of Awards	Weighted Average Exercise Price	Number of Awards	Weighted Average Exercise Price
Awards outstanding at January 1, 2010 and 2009 and June 11, 2008	1,525,185	$65.60	814,950	$57.21	714,825	$42.93
Granted	254,728	77.84	810,421	70.59	111,000	69.94
Exercised	(252,787)	53.39	(100,186)	37.74	(10,875)	31.00
Forfeited	(51,013)	62.18	—		—	
Awards outstanding, December 31	1,476,113		1,525,185		814,950	
Awards exercisable, December 31	503,469		399,240		296,425	
Shares available for grant, December 31	1,767,101		2,110,418		2,884,943	

The following table summarizes information about stock options and SARs outstanding in connection with the Lorillard Plan at December 31, 2010:

	Awards Outstanding			Awards Vested	
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.00 — 34.99	67,579	3.6	$29.25	67,579	$29.25
35.00 — 49.99	57,438	4.8	45.15	57,438	45.15
50.00 — 64.99	253,362	7.3	59.52	97,125	58.08
65.00 — 79.99	670,818	7.9	72.15	170,043	72.78
80.00 — 84.30	426,916	8.1	81.12	111,284	81.39

During the period January 1, 2010 to December 31, 2010, Lorillard awarded non-qualified stock options totaling 254,728 shares. During the period January 1, 2006 to December 31, 2009, Lorillard awarded SARs. In accordance with the Lorillard Plan, Lorillard has the ability to settle SARs in shares or cash and has the intention to settle in shares. The SARs balance at December 31, 2010 was 1,150,252 shares and the non-qualified stock options balance at December 31, 2010 was 325,861 shares.

The weighted average remaining contractual term of awards outstanding and vested as of December 31, 2010, was 7.54 years and 6.23 years, respectively. The aggregate intrinsic value of awards outstanding and vested at December 31, 2010 was $19 million and $10 million, respectively. The total intrinsic value of awards exercised during the year ended December 31, 2010 was $8 million.

Lorillard recorded stock-based compensation expense of $8 million, $5 million and $3 million related to the Lorillard Plan during 2010, 2009 and 2008 respectively. The related income tax benefits recognized were $3 million, $2 million and $1 million for 2010, 2009 and 2008, respectively. At December 31, 2010, the compensation cost related to nonvested awards not yet recognized was $7 million, and the weighted average period over which it is expected to be recognized is 2.24 years.

The fair value of granted options and SARs for the Lorillard Plan was estimated at the grant date using the Black-Scholes pricing model with the following assumptions and results:

Year Ended December 31,	2010	2009	2008
Weighted average expected dividend yield	6.2%	5.5%	3.9%
Weighted average expected implied volatility	23.6%	30.5%	34.0%
Weighted average risk-free interest rate	1.9%	2.3%	2.9%
Expected holding period (in years)	5.0	5.0	5.0
Weighted average fair value of awards	$7.34	$11.08	$17.18

The expected dividend yield is based on the expected dividend rate and the price of the Company's Common Stock over the most recent period. The expected volatility is based upon the implied volatility of traded call options on the Company's Stock with remaining maturities of greater than 180 days. The risk-free interest rate is based upon the interest rate on U.S. Treasury securities with maturities that correspond with the expected life of the applicable stock options. The expected holding period is estimated based upon historical exercise data for previously awarded options, taking into consideration the vesting period and contractual lives of the applicable options. Compensation expense is net of an estimated forfeiture rate based on historical experience with similar options.

Restricted Stock Plan — As part of the Lorillard Plan mentioned above, restricted stock may be granted to employees ("Employees") and/or non-employee directors ("Directors") annually. The restricted stock is included as part of the shares available for grant shown above. The restricted stock was granted based on the per share closing price of the Company's Common Stock on the date of the grant.

Lorillard may grant shares of restricted stock to Employees and/or Directors, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares for a vesting period of three years for Employees or one year for Directors ("Restriction Period"). Such shares are subject to forfeiture if certain conditions are not met.

The fair value of the restricted shares at the date of grant is amortized to expense ratably over the Restriction Period. Lorillard recorded pre-tax expense related to restricted stock for the years ended December 31, 2010, 2009 and 2008 of $5 million, $2 million and $0.1 million, respectively. The deferred tax benefit recorded related to this expense for the years ended December 31, 2010 and 2009 were $2 million and $0.6 million, respectively. The unamortized expense related to restricted stock was $11 million at December 31, 2010, and the weighted average period over which it is expected to be recognized is 2.03 years.

Restricted stock activity was as follows for the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008	
	Number of Awards	Weighted-Average Grant Date Fair Value per Share	Number of Awards	Weighted-Average Grant Date Fair Value per Share	Number of Awards	Weighted-Average Grant Date Fair Value per Share
Balance at January 1,	89,433	$60.06	4,057	$67.94	—	
Granted	184,350	76.07	89,433	$60.06	4,057	$67.94
Vested	(9,990)	60.06	(4,057)	$67.94	—	
Forfeited	(11,110)	70.33	—		—	
Balance at December 31,	252,683		89,433		4,057	

15. Share Repurchase Programs

As of January 19, 2010, the Company completed its $750 million share repurchase program that was announced on July 27, 2009, after repurchasing an additional 1.1 million shares in January 2010 for $90 million at an average purchase price of $78.36 per share. In February 2010, the Board of Directors authorized the repurchase of up to $250 million of the Company's common stock, which was completed on May 26, 2010, after repurchasing 3.3 million shares at an average purchase price of $76.29 per share.

In August 2010, Lorillard, Inc. announced that its Board of Directors had approved a new share repurchase program authorizing the Company to repurchase in the aggregate up to $1 billion of its outstanding common stock. Purchases by the Company under this program may be made from time to time at prevailing market prices in open market purchases, privately negotiated transactions, block purchases or otherwise, as determined by the Company's management. The repurchases will be funded from existing cash balances, including proceeds from the Company's April 2010 issuance of the Notes (see Note 9 for a description of the Notes).

This program does not obligate the Company to acquire any particular amount of common stock. The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in the Company's business, current stock price, market conditions and other factors. The share repurchase program may be suspended, modified or discontinued at any time and has no set expiration date. During the year ended 2010, the Company repurchased approximately 9.0 million shares of its common stock at an average price of $79.74 per share, for a total of $716 million.

As of December 31, 2010, total shares repurchased under share repurchase programs authorized by the Board since the Separation were as follows:

Authorized	Amount Authorized (In millions)	Completed	Number of Shares Repurchased (In millions)
July 2008	$ 400	October 2008	5.9
May 2009	250	July 2009	3.7
July 2009	750	January 2010	9.7
February 2010	250	May 2010	3.3
August 2010	1,000		4.5
Total	$2,650		27.1

16. Related Party Transactions

Lorillard was a party to individual services agreements (the "Agreements") with Loews through June 9, 2008. Under the Agreements, Loews performed certain administrative, technical and ministerial services. Those services included internal auditing, cash management, advice and assistance in preparation of tax returns and obtaining insurance coverage. Under the Agreements, the Company was required to reimburse Loews for (i) actual costs incurred (such as salaries, employee benefits and payroll taxes) of the Loews personnel providing such services and (ii) all out-of-pocket expenses related to the provision of such services. Those Agreements were terminated on June 10, 2008 with the Separation from Loews. The Company was charged approximately $100,000 for the support functions during the year ended December 31, 2008. The Company believes, if these services were provided by an independent third party, the cost incurred would not differ materially.

17. Quarterly Financial Data (Unaudited)

	December 31	September 30	June 30	March 31
2010 Quarter Ended				
Net sales	$ 1,486	$ 1,567	$ 1,520	$ 1,360
Gross profit	538	566	542	478
Net income	259	274	263	232
Net income per share, diluted	$ 1.74	$ 1.81	$ 1.73	$ 1.50
Basic weighted average number of shares outstanding	148.49	151.33	152.04	154.55
Diluted weighted average number of shares outstanding	148.76	151.54	152.22	154.72
2009 Quarter Ended				
Net sales	$ 1,378	$ 1,419	$ 1,519	$ 917
Gross profit	481	488	552	383
Net income	242	235	286	184
Net income per share, diluted	$ 1.52	$ 1.44	$ 1.71	$ 1.09
Basic weighted average number of shares outstanding	158.72	163.58	167.66	168.07
Diluted weighted average number of shares outstanding	158.89	163.72	167.79	168.18

18. Consolidating Financial Information

In June 2009, Lorillard Tobacco issued Notes, which are unconditionally guaranteed by the Company, as primary obligor, for the payment and performance of Lorillard Tobacco's obligation in connection therewith.

The following sets forth the condensed consolidating balance sheets as of December 31, 2010 and 2009, condensed consolidating statements of income for the years ended December 31, 2010, 2009 and 2008, and condensed consolidating statements of cash flows for the years ended December 31, 2010, 2009 and 2008 for the Company as parent guarantor (herein referred to as "Parent"), Lorillard Tobacco (herein referred to as "Issuer") and all other non-guarantor subsidiaries of the Company and Lorillard Tobacco. These condensed consolidating financial statements were prepared in accordance with Rule 3-10 of SEC Regulation S-X, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." Lorillard accounts for investments in these subsidiaries under the equity method of accounting.

Condensed Consolidating Balance Sheets
December 31, 2010
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets:					
Cash and cash equivalents	$ 163	$1,181	$719	$ —	$ 2,063
Accounts receivable, less allowances of $3	—	9	—	—	9
Other receivables	1	67	—	—	68
Inventories	—	277	—	—	277
Deferred income taxes	—	502	1	—	503
Other current assets	—	15	—	—	15
Total current assets	164	2,051	720	—	2,935
Investment in subsidiaries	(387)	772	—	(385)	—
Plant and equipment, net	—	243	—	—	243
Prepaid pension assets	—	66	—	—	66
Deferred income taxes	—	2	4	—	6
Other assets	—	46	—	—	46
Total assets	$ (223)	$3,180	$724	$(385)	$ 3,296
Liabilities and Shareholders' Equity (Deficit):					
Accounts and drafts payable	$ —	$ 27	$ —	$ —	$ 27
Accrued liabilities	2	397	(66)	—	333
Settlement costs	—	1,060	—	—	1,060
Income taxes	—	—	6	—	6
Total current liabilities	2	1,484	(60)	—	1,426
Long-term debt	—	1,769	—	—	1,769
Postretirement pension, medical and life insurance benefits	—	284	—	—	284
Other liabilities	—	30	12	—	42
Total liabilities	2	3,567	(48)	—	3,521
Shareholders' Equity (Deficit):					
Common stock	2	—	—	—	2
Additional paid-in capital	242	283	214	(497)	242
Retained earnings	1,666	(561)	558	3	1,666
Accumulated other comprehensive loss	(109)	(109)	—	109	(109)
Treasury stock	(2,026)	—	—	—	(2,026)
Total shareholders' equity (deficit)	(225)	(387)	772	(385)	(225)
Total liabilities and shareholders' equity (deficit)	$ (223)	$3,180	$724	$(385)	$ 3,296

Condensed Consolidating Balance Sheets
December 31, 2009
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Assets:					
Cash and cash equivalents	$ 130	$ 719	$535	$ —	$ 1,384
Accounts receivable, less allowances of $3	—	9	—	—	9
Other receivables	—	35	6	—	41
Intercompany receivables	—	—	50	(50)	—
Inventories	—	281	—	—	281
Deferred income taxes	—	466	—	—	466
Total current assets	130	1,510	591	(50)	2,181
Investment in subsidiaries	(20)	581	—	(561)	—
Plant and equipment	—	237	—	—	237
Prepaid pension assets	—	60	—	—	60
Deferred income taxes	(5)	49	4	—	48
Other assets	—	34	15	—	49
Total assets	$ 105	$2,471	$610	$(611)	$ 2,575
Liabilities and Shareholders' Equity (Deficit):					
Accounts and drafts payable	$ —	$ 23	$ —	$ —	$ 23
Accrued liabilities	18	300	—	—	318
Intercompany payables	—	50	—	(50)	—
Settlement costs	—	982	—	—	982
Income taxes	—	14	—	—	14
Total current liabilities	18	1,369	—	(50)	1,337
Long-term debt	—	722	—	—	722
Postretirement pension, medical and life insurance benefits	—	300	—	—	300
Other liabilities	—	116	13	—	129
Total liabilities	18	2,507	13	(50)	2,488
Shareholders' Equity (Deficit):					
Common stock	2	—	—	—	2
Additional paid-in capital	234	276	214	(490)	234
Retained earnings	1,282	(191)	383	(192)	1,282
Accumulated other comprehensive loss	(121)	(121)	—	121	(121)
Treasury stock	(1,310)	—	—	—	(1,310)
Total shareholders' equity (deficit)	87	(36)	597	(561)	87
Total liabilities and shareholders' equity (deficit)	$ 105	$2,471	$610	$(611)	$ 2,575

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2010
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales (including excise taxes of $1,879)	$ —	$5,932	$ —	$ —	$5,932
Cost of sales	—	3,809	—	—	3,809
Gross profit	—	2,123	—	—	2,123
Selling, general and administrative(1)	—	1,330	(932)	—	398
Operating income	—	793	932	—	1,725
Investment income	—	3	1	—	4
Interest expense	—	(91)	(3)	—	(94)
Income before taxes	—	705	930	—	1,635
Income taxes	—	268	338	—	606
Equity in earnings of subsidiaries	1,029	592	—	(1,621)	—
Net income	$1,029	$1,029	$ 592	$(1,621)	$1,029

(1) Includes intercompany royalties between Issuer and other subsidiaries of a corresponding amount.

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2009
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales (including excise taxes of $1,547)	$ —	$5,233	$ —	$ —	$5,233
Cost of sales	—	3,327	—	—	3,327
Gross profit	—	1,906	—	—	1,906
Selling, general and administrative(1)	1	969	(605)	—	365
Operating income	(1)	937	605	—	1,541
Investment income	—	4	1	—	5
Interest expense	—	(26)	(1)	—	(27)
Income before taxes	(1)	915	605	—	1,519
Income taxes	—	354	217	—	571
Equity in earnings of subsidiaries	949	388	—	(1,337)	—
Net income	$948	$ 949	$ 388	$(1,337)	$ 948

(1) Includes intercompany royalties between Issuer and other subsidiaries of a corresponding amount.

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2008
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales (including excise taxes of $712)	$ —	$4,204	$ —	$ —	$4,204
Cost of sales	—	2,434	—	—	2,434
Gross profit	—	1,770	—	—	1,770
Selling, general and administrative(1)	1	922	(568)	—	355
Operating income	(1)	848	568	—	1,415
Investment income	2	11	7	—	20
Interest expense	—	(1)	—	—	(1)
Income before taxes	1	858	575	—	1,434
Income taxes	(1)	342	206	—	547
Equity in earnings of subsidiaries	885	369	—	(1,254)	—
Net income	$887	$ 885	$ 369	$(1,254)	$ 887

(1) Includes intercompany royalties between Issuer and other subsidiaries of a corresponding amount.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2010
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income	$ 1,029	$ 1,029	$ 592	$(1,621)	$1,029
Adjustments to reconcile net income to net cash provided by operating activities:					
Equity income from subsidiaries	(1,029)	(592)	—	1,621	—
Depreciation and amortization	—	35	—	—	35
Pension, health and life insurance contributions	—	(32)	—	—	(32)
Pension, health and life insurance benefits expense	—	30	—	—	30
Deferred income taxes	(5)	7	(1)	—	1
Share-based compensation	1	7	—	—	8
Excess tax benefits from share-based arrangements	—	(2)	—	—	(2)
Changes in operating assets and liabilities:					
Accounts and other receivables	—	5	—	—	5
Inventories	—	4	—	—	4
Accounts payable and accrued liabilities	(16)	(14)	(16)	—	(46)
Settlement costs	—	78	—	—	78
Income taxes	(1)	(44)	11	—	(34)
Other current assets	—	(2)	—	—	(2)
Other assets	—	2	15	—	17
Return on investment in subsidiaries	1,398	401	—	(1,799)	—
Net cash provided by (used in) operating activities	1,377	912	601	(1,799)	1,091
Cash flows from investing activities:					
Additions to plant and equipment	—	(40)	—	—	(40)
Return of capital	17	—	—	(17)	—
Net cash provided by (used in) investing activities	17	(40)	—	(17)	(40)
Cash flows from financing activities:					
Proceeds from issuance of long-term debt	—	1,000	—	—	1,000
Share repurchases	(716)	—	—	—	(716)
Dividends paid	(645)	(1,399)	(417)	1,816	(645)
Debt issuance costs	—	(13)	—	—	(13)
Excess tax benefits from share-based arrangements	—	2	—	—	2
Net cash provided by (used in) financing activities	(1,361)	(410)	(417)	1,816	(372)
Change in cash and cash equivalents	33	462	184	—	679
Cash and cash equivalents, beginning of year	130	719	535	—	1,384
Cash and cash equivalents, end of year	$ 163	$ 1,181	$ 719	$ —	$2,063

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2009
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income	$ 948	$ 949	$ 388	$(1,337)	$ 948
Adjustments to reconcile net income to net cash provided by operating activities:					
Equity income from subsidiaries	(949)	(388)	—	1,337	—
Depreciation and amortization	—	32	—	—	32
Pension, health and life insurance contributions	—	(37)	—	—	(37)
Pension, health and life insurance benefits expense	—	46	—	—	46
Deferred income taxes	—	(10)	1	—	(9)
Share-based compensation	—	5	—	—	5
Excess tax benefits from share-based arrangements	—	(1)	—	—	(1)
Changes in operating assets and liabilities:					
Accounts and other receivables	—	16	(4)	—	12
Inventories	—	(26)	—	—	(26)
Accounts payable and accrued liabilities	18	39	(1)	—	56
Settlement costs	—	8	—	—	8
Other assets	—	(4)	—	—	(4)
Other	—	13	(6)	—	7
Return on investment in subsidiaries	1,635	350	—	(1,985)	—
Net cash provided by (used in) operating activities	1,652	992	378	(1,985)	1,037
Cash flows from investing activities:					
Additions to plant and equipment	—	(51)	—	—	(51)
Return of capital	—	100	—	(100)	—
Net cash provided by (used in) investing activities	—	49	—	(100)	(51)
Cash flows from financing activities:					
Proceeds from issuance of long-term debt	—	750	—	—	750
Share repurchases	(910)	—	—	—	(910)
Dividends paid	(631)	(1,635)	(450)	2,085	(631)
Debt issuance costs	—	(5)	—	—	(5)
Proceeds from exercise of stock options	—	2	—	—	2
Excess tax benefits from share-based arrangements	—	1	—	—	1
Net cash provided by (used in) financing activities	(1,541)	(887)	(450)	2,085	(793)
Change in cash and cash equivalents	111	154	(72)	—	193
Cash and cash equivalents, beginning of year	19	565	607	—	1,191
Cash and cash equivalents, end of year	$ 130	$ 719	$ 535	$ —	$1,384

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2008
(In millions)

	Parent	Issuer	All Other Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash flows from operating activities:					
Net income	$ 887	$ 885	$ 369	$(1,254)	$ 887
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	—	32	—	—	32
Pension, health and life insurance contributions	—	(32)	—	—	(32)
Pension, health and life insurance benefits expense	—	21	—	—	21
Deferred income taxes	—	72	—	—	72
Share-based compensation	—	3	—	—	3
Gain on investments	—	(1)	1	—	—
Changes in operating assets and liabilities:					
Accounts and other receivables	—	(38)	—	—	(38)
Inventories	—	(32)	—	—	(32)
Accounts payable and accrued liabilities	—	36	(8)	—	28
Settlement costs	—	43	—	—	43
Income taxes	2	3	—	—	5
Other assets	—	9	—	—	9
Other	—	(18)	—	—	(18)
Return on investment in subsidiaries	270	212	—	(482)	—
Net cash provided by (used in) operating activities	1,159	1,195	362	(1,736)	980
Cash flows from investing activities:					
Additions to plant and equipment	—	(44)	—	—	(44)
Purchases of investments	—	(550)	(500)	—	(1,050)
Proceeds from sales of investments	—	50	495	—	545
Proceeds from maturities of investments	—	500	250	—	750
Return of capital	—	150	—	(150)	—
Net cash provided by investing activities	—	106	245	(150)	201
Cash flows from financing activities:					
Share repurchases	(400)	—	—	—	(400)
Dividends paid	(804)	(1,156)	(730)	1,886	(804)
Excess tax benefits from share-based arrangements	—	4	—	—	4
Net cash used in financing activities	(1,204)	(1,152)	(730)	1,886	(1,200)
Change in cash and cash equivalents	(45)	149	(123)	—	(19)
Cash and cash equivalents, beginning of year	64	416	730	—	1,210
Cash and cash equivalents, end of year	$ 19	$ 565	$ 607	$ —	$ 1,191

19. Legal Proceedings

Overview

As of February 9, 2011, 10,708 product liability cases are pending against cigarette manufacturers in the United States. Lorillard Tobacco is a defendant in 9,758 of these cases. Lorillard, Inc. is a co-defendant in 701 pending cases. A total of 7,082 of these lawsuits are *Engle* Progeny Cases, described below. In addition to the product liability cases, Lorillard Tobacco and, in some instances, Lorillard, Inc., are defendants in Filter Cases and Tobacco-Related Antitrust Cases.

Pending cases against Lorillard are those in which Lorillard Tobacco or Lorillard, Inc. have been joined to the litigation by either receipt of service of process, or execution of a waiver thereof, and a dismissal order has not been entered with respect to Lorillard Tobacco or Lorillard, Inc. The table below lists the number of certain tobacco-related cases pending against Lorillard as of the dates listed. A description of each type of case follows the table.

Type of Case	Total Number of Cases Pending Against Lorillard as of February 9, 2011
Conventional Product Liability Cases	36
Engle Progeny Cases	7,082
West Virginia Individual Personal Injury Cases	40
Flight Attendant Cases	2,590
Class Action Cases	6
Reimbursement Cases	4
Filter Cases	34
Tobacco-Related Antitrust Cases	1

Conventional Product Liability Cases. Conventional Product Liability Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. Lorillard Tobacco is a defendant in each of the Conventional Product Liability cases listed in the table above, and Lorillard, Inc. is a co-defendant in two of the Conventional Product Liability cases.

Engle Progeny Cases. Engle Progeny Cases are brought by individuals who purport to be members of the decertified *Engle* class. These cases are pending in a number of Florida courts. Lorillard Tobacco is a defendant in each of the *Engle* Progeny Cases listed in the above table and Lorillard, Inc. is a co-defendant in 695 *Engle* Progeny Cases. Some of the *Engle* Progeny Cases have been filed on behalf of multiple class members. The time period for filing *Engle* Progeny Cases expired in January 2008 and no additional cases may be filed. It is possible that courts may sever remaining suits filed by multiple class members into separate individual cases. As of February 9, 2011, trial was underway in one of the pending *Engle* Progeny Cases in which Lorillard Tobacco is a defendant, *Mrozek* (Circuit Court, Fourth Judicial Circuit, Duval County, Florida).

West Virginia Individual Personal Injury Cases. In a 1999 administrative order, the West Virginia Supreme Court of Appeals transferred a group of cases brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by smoking cigars, or by using smokeless tobacco products, to a single West Virginia court (the "West Virginia Individual Personal Injury Cases"). The plaintiffs' claims alleging injury from smoking cigarettes have been consolidated for trial. The plaintiffs' claims alleging injury from the use of other tobacco products have been severed from the consolidated cigarette claims and have not been consolidated for trial. Lorillard Tobacco is a defendant in each of the West Virginia Personal Injury Cases listed in the above table. Lorillard, Inc. is not a defendant in any of the West Virginia Individual

Personal Injury Cases. The time for filing a case that could be consolidated for trial with the West Virginia Personal Injury Cases expired in 2000.

Flight Attendant Cases. Flight Attendant Cases are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard Tobacco is a defendant in each of the Flight Attendant Cases listed in the above table. Lorillard, Inc. is not a defendant in any of the Flight Attendant Cases. The time for filing Flight Attendant Cases expired in 2000 and no additional cases in this category may be filed.

Class Action Cases. Class Action Cases are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Lorillard Tobacco is a defendant in each of the Class Action Cases listed in the above table, and Lorillard, Inc. is a co-defendant in two of the Class Action Cases. Neither Lorillard Tobacco nor Lorillard, Inc. is a defendant in additional Class Action Cases that are pending against other cigarette manufacturers, including approximately 35 "lights" Class Action Cases and four Class Action Cases that are based primarily on medical monitoring.

Reimbursement Cases. Reimbursement Cases are brought by or on behalf of entities seeking equitable relief and reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies and private citizens. Three Reimbursement Cases are pending against Lorillard Tobacco in the United States and one Reimbursement Case is pending in Israel. Lorillard, Inc. is a co-defendant in two of the Reimbursement Cases pending in the United States. Plaintiffs in the Reimbursement Case in Israel have attempted to assert claims against Lorillard, Inc. As of February 9, 2011, trial was underway in one of the pending Reimbursement Cases, *City of St. Louis [Missouri] v. American Tobacco Co., Inc., et al.* (Circuit Court, City of St. Louis, Missouri).

Included in this category is the suit filed by the federal government, *United States of America v. Philip Morris USA, Inc. ("Phillip Morris"), et al.*, that sought to recover profits earned by the defendants and other equitable relief. In August 2006, the trial court issued its final judgment and remedial order and granted injunctive and other equitable relief. The final judgment did not award monetary damages. In May 2009, the final judgment was largely affirmed by an appellate court. In June 2010, the U.S. Supreme Court denied review of the case. See "Reimbursement Cases" below.

Filter Cases. Filter Cases are brought by individuals, including former employees of Lorillard Tobacco, who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard Tobacco for a limited period of time ending more than 50 years ago. Lorillard Tobacco is a defendant in 33 of the 34 Filter Cases listed in the above table. Lorillard, Inc. is a co-defendant in two of the 33 Filter Cases that are pending against Lorillard Tobacco. Lorillard, Inc. is also a defendant in one additional Filter Case in which Lorillard Tobacco is not a defendant. As of February 9, 2011, trial was underway in one pending Filter Case, *Lenney v. Armstrong International, Inc., et al.* (Superior Court of California, San Francisco County).

Tobacco-Related Antitrust Cases. A number of cases have been brought against cigarette manufacturers alleging that defendants conspired to set the price of cigarettes in violation of federal and state antitrust and unfair business practices statutes. In these cases, plaintiffs seek class certification on behalf of persons who purchased cigarettes directly or indirectly from one or more of the defendant cigarette manufacturers. Lorillard Tobacco is a defendant in the Tobacco-Related Antitrust Case in the table above. Lorillard, Inc. is not a defendant in any of these cases.

Plaintiffs assert a broad range of legal theories in these cases, including, among others, theories of negligence, fraud, misrepresentation, strict liability, breach of warranty, enterprise liability (including claims asserted under the federal Racketeering Influenced and Corrupt Organizations Act ("RICO")), civil conspiracy, intentional infliction of harm, injunctive relief, indemnity, restitution, unjust enrichment, public nuisance, claims based on antitrust laws and state consumer protection acts, and claims based on failure to warn of the harmful or addictive nature of tobacco products.

Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages that may range into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, disgorgement of profits, equitable and injunctive relief, and medical monitoring, among other damages.

Tobacco-Related Product Liability Litigation

Conventional Product Liability Cases

Since January 1, 2009, verdicts have been returned in five Conventional Product Liability Cases against cigarette manufacturers. Lorillard Tobacco was the only defendant in one of these five trials, *Evans v. Lorillard Tobacco Company* (Superior Court, Suffolk County, Massachusetts). In December 2010, the jury in *Evans* awarded $50 million in compensatory damages to the estate of a deceased smoker, $21 million in damages to the deceased smoker's son, and $81 million in punitive damages. As of February 9, 2011, the case remained pending before the trial court because the judge had not issued a verdict as to a single claim that was not submitted for the jury's consideration. It is possible the court will award additional damages to the plaintiffs in its verdict that addresses this final claim. As of February 9, 2011, the court had not ruled on the motions Lorillard Tobacco filed following the verdicts, which include motions for new trial, for judgment notwithstanding the verdict, and for reduction or elimination of the jury's damages awards. The court is not expected to issue a final judgment until it disposes of the final claim or it rules on Lorillard Tobacco's pending post-trial motions. Lorillard Tobacco may file additional post-trial motions after a final judgment is entered. Should the final judgment award damages to the plaintiff, Massachusetts statutes provide that the court may award prejudgment and post-judgment interest. It is possible the final judgment will incorporate the jury's finding that the decedent was 30% responsible for her injuries, which could reduce the jury's award of compensatory damages. The opportunity for Lorillard Tobacco to initiate an appeal from the verdicts in *Evans* will not begin until the final judgment is entered. Plaintiff has asked the court to enter a preliminary injunction that directs Lorillard Tobacco to set aside $272 million in cash or cash equivalents to secure the amounts awarded by the jury and the interest obligations plaintiff expects the court to order in a final judgment. As of February 9, 2011, the court had not ruled on plaintiff's motion for preliminary injunction.

Neither Lorillard Tobacco nor Lorillard, Inc. was a defendant in the four remaining trials since January 1, 2009. Juries found in favor of the plaintiffs in each of these four trials. One of the four trials resulted in an award of compensatory damages to the plaintiff. Two of the four were re-trials that were ordered by appellate courts in which the juries were permitted to consider only the amounts of punitive damages to award. These two trials resulted in verdicts that awarded the plaintiffs $1.5 million in punitive damages in one of the cases and $13.8 million in punitive damages in the second. Appeals are pending in these three matters. In the fourth trial, plaintiff was awarded compensatory damages and $4 million in punitive damages. As of February 9, 2011, the court had not addressed all post-verdict issues in the fourth case.

In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals and have been required to pay damages to plaintiffs in eleven individual cases since 2001. Punitive damages were paid to the smokers in five of these cases. Neither Lorillard Tobacco nor Lorillard, Inc. was a party to any of these matters.

As of February 9, 2011, trial was not underway in any Conventional Product Liability Case. Some cases are scheduled for trial in 2011, including one in which Lorillard Tobacco is a defendant. Trial dates are subject to change.

***Engle* Progeny Cases**

In 2006, the Florida Supreme Court issued a ruling in *Engle v. R.J. Reynolds Tobacco Co., et al.*, that had been certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. During a three-phase trial, a Florida jury awarded compensatory damages to three individuals and approximately $145 billion in punitive damages to the certified class. In its 2006 decision, the Florida Supreme Court vacated the punitive damages award, determined that the case could not proceed further as a class action and ordered decertification of the class. The Florida Supreme Court also reinstated the compensatory damages awards to two of the three individuals whose claims were heard during the first phase of the *Engle* trial. These two awards totaled $7 million, and both verdicts were paid in February 2008. Lorillard Tobacco's payment to these two individuals, including interest, totaled approximately $3 million.

The Florida Supreme Court's 2006 ruling also permitted *Engle* class members to file individual actions, including claims for punitive damages. The court further held that these individuals are entitled to rely on a number of the jury's findings in favor of the plaintiffs in the first phase of the *Engle* trial. The time period for filing *Engle* Progeny Cases expired in January 2008 and no additional cases may be filed. In 2009, the Florida Supreme Court rejected a petition that sought to extend the time for purported class members to file an additional lawsuit.

Some of the *Engle* Progeny Cases were filed on behalf of multiple plaintiffs. Various courts have entered orders severing the cases filed by multiple plaintiffs into separate actions. In 2009, one Florida federal court entered orders that severed the claims of approximately 4,400 *Engle* Progeny plaintiffs, initially asserted in a small number of multi-plaintiff actions, into separate lawsuits. In some cases, spouses or children of alleged former class members have also brought derivative claims. In 2010, one Florida federal court approved plaintiffs' motions to dismiss approximately 500 cases in deference to cases filed by these individuals that are pending in state court.

The *Engle* Progeny Cases are pending in various Florida state and federal courts. Some of these courts, including courts that have presided over *Engle* Progeny Cases that have been tried, have issued rulings that address whether these individuals are entitled to rely on a number of the jury's findings in favor of the plaintiffs in the first phase of the *Engle* trial. Some of these decisions have led to appeals, and some of these appeals are pending. In one of these appeals, the U.S. Court of Appeals for the Eleventh Circuit returned to a federal trial court for further consideration the question of how courts should apply the jury's findings in favor of the plaintiffs in the first phase of the *Engle* trial. The Court of Appeals determined that, based on Florida law, plaintiffs in the *Engle* Progeny Cases are entitled to some use of those jury findings but that, on the basis of the appellate record, it was premature for the Court of Appeals to decide what use plaintiffs can make of these findings. The Court of Appeals did not address the question of the effect of federal due process limitations on the application of the jury findings on the basis that consideration of federal constitutional limitations was not necessary to its decision. In another appeal, an intermediate state appellate court issued a decision in December 2010 in which it ruled that the trial court correctly construed the Florida Supreme Court's 2006 decision and that it properly instructed the jury on the preclusive effect of certain of the *Engle* jury's findings.

Lorillard Tobacco and Lorillard, Inc. are defendants in *Engle* Progeny Cases that have been placed on courts' 2011 trial calendars or in which specific trial dates have been set. Trial schedules are subject to change and it is not possible to predict how many of the cases pending against Lorillard Tobacco or Lorillard, Inc.

will be tried during 2011. It also is not possible to predict whether some courts will implement procedures that consolidate multiple *Engle* Progeny Cases for trial.

As of February 9, 2011, trial was underway in four *Engle* Progeny Cases. Lorillard Tobacco is a defendant in one of these four cases, *Mrozek,* pending in the Circuit Court, Fourth Judicial District, of Duval County, Florida. Lorillard, Inc. was not a defendant in any of the four cases in which trial was underway as of February 9, 2011.

Lorillard Tobacco was a defendant in one of the *Engle* Progeny Cases in which a verdict was returned. In *Rohr v. R.J. Reynolds Tobacco Company, et al.* (Circuit Court, Broward County, Florida), a jury returned a verdict in favor of the defendants, including Lorillard Tobacco. Lorillard, Inc. was not a defendant in *Rohr.* Plaintiff in *Rohr* did not pursue an appeal and the case is concluded.

As of February 9, 2011, verdicts have been returned in 31 *Engle* Progeny Cases since the Florida Supreme Court issued its 2006 ruling that permitted members of the *Engle* class to bring individual lawsuits in which neither Lorillard Tobacco nor Lorillard, Inc. was a defendant at trial. Juries awarded compensatory damages and punitive damages in 14 of the trials. The 14 punitive damages awards have totaled $527 million and have ranged from $270,000 to $244 million. In six of the trials, juries' awards were limited to compensatory damages. In the eleven remaining trials, juries found in favor of the defendants.

As of February 9, 2011, defendants had noticed appeals in each of the 20 verdicts in which plaintiffs were awarded damages. None of the 20 *Engle* Progeny trials in which plaintiffs were awarded damages since the Florida Supreme Court's 2006 decision had reached a final resolution as of February 9, 2011. In some of the trials decided in defendants' favor, plaintiffs have filed motions challenging the verdicts. As of February 9, 2011, none of these motions had resulted in rulings in favor of the plaintiffs.

In a case tried prior to the Florida Supreme Court's 2006 decision permitting members of the *Engle* class to bring individual lawsuits, one Florida court allowed the plaintiff to rely at trial on certain of the *Engle* jury's findings. That trial resulted in a verdict for the plaintiffs in which they were awarded approximately $25 million in compensatory damages. Neither Lorillard Tobacco nor Lorillard, Inc. was a party to this case. In March 2010, a Florida appellate court affirmed the jury's verdict. The court denied defendants' petitions for rehearing in May 2010, and the defendants have satisfied the judgment by paying the damages award.

In June 2009, Florida amended the security requirements for a stay of execution of any judgment during the pendency of appeal in *Engle* Progeny Cases. The amended statute provides for the amount of security for individual *Engle* Progeny Cases to vary within prescribed limits based on the number of adverse judgments that are pending on appeal at a given time. The required security decreases as the number of appeals increases to ensure that the total security posted or deposited does not exceed $200 million in the aggregate. This amended statute applies to all judgments entered on or after June 16, 2009 and expires on December 31, 2012. The plaintiffs in four cases have challenged the constitutionality of the amended statute. As of February 9, 2011, the court hearing three of the cases denied plaintiffs' challenges while the court hearing the fourth case had not issued a ruling.

West Virginia Individual Personal Injury Cases

The West Virginia Individual Personal Injury Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by smoking cigars, or by using smokeless tobacco products are in a single West Virginia court. A total of 639 West Virginia Individual Personal Injury Cases are pending. Most of the pending cases have been consolidated for trial. The order that consolidated the cases for trial, among other things, also limited the consolidation to those cases that were filed by September 2000. No additional West Virginia Personal Injury Cases may be consolidated for trial with this group.

In September 2000, there were approximately 1,250 West Virginia Personal Injury Cases, and Lorillard Tobacco was named in all but a few of them. Plaintiffs in most of the cases alleged injuries from smoking cigarettes, and the claims alleging injury from smoking cigarettes have been consolidated for a multi-phase trial (the "IPIC Cases"). Approximately 600 IPIC Cases have been dismissed in their entirety. Lorillard Tobacco has been dismissed from approximately 610 additional IPIC Cases because those plaintiffs did not submit evidence that they used a Lorillard Tobacco product. These additional IPIC Cases remain pending against other cigarette manufacturers and some or all of the dismissals of Lorillard Tobacco could be contested in subsequent appeals. As of February 9, 2011, Lorillard Tobacco was a defendant in 33 of the pending IPIC Cases. Lorillard, Inc. is not a defendant in any of the IPIC Cases.

The court has severed from the IPIC Cases those claims alleging injury from the use of tobacco products other than cigarettes, including smokeless tobacco and cigars (the "Severed IPIC Claims"). The Severed IPIC Claims involve 29 plaintiffs. Twenty-seven of these plaintiffs have asserted both claims alleging that their injuries were caused by smoking cigarettes as well as claims alleging that their injuries were caused by using other tobacco products. The former claims will be considered during the consolidated trial of the IPIC Cases, while the latter claims are among the Severed IPIC Claims. Lorillard Tobacco is a defendant in seven of the Severed IPIC Claims. Lorillard, Inc. is not a defendant in any of the Severed IPIC Claims. Two plaintiffs have asserted only claims alleging that injuries were caused by using tobacco products other than cigarettes, and no part of their cases will be considered in the consolidated trial of the IPIC Cases (the "Severed IPIC Cases"). Neither Lorillard Tobacco nor Lorillard, Inc. is a defendant in either of the Severed IPIC Cases.

The court has entered a trial plan for the IPIC Cases that calls for a multi-phase trial. The first phase of that trial is scheduled to begin on October 17, 2011. As of February 9, 2011, the Severed IPIC Claims and the Severed IPIC Cases were not subject to a trial plan. None of the Severed IPIC Claims or the Severed IPIC Cases were scheduled for trial as of February 9, 2011. Trial dates are subject to change.

Flight Attendant Cases

Lorillard Tobacco and three other cigarette manufacturers are the defendants in each of the pending Flight Attendant Cases. Lorillard, Inc. is not a defendant in any of these cases. These suits were filed as a result of a settlement agreement by the parties, including Lorillard Tobacco, in *Broin v. Philip Morris Companies, Inc., et al.* (Circuit Court, Miami-Dade County, Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997. The period for filing Flight Attendant Cases expired in 2000 and no additional cases in this category may be filed.

The judges who have presided over the cases that have been tried have relied upon an order entered in October 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs' alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard Tobacco was a defendant in each of the eight Flight Attendant Cases in which verdicts have been returned. Defendants have prevailed in seven of the eight trials. In one of the seven cases in which a defense verdict was returned, the court granted plaintiff's motion for a new trial and, following appeal, the case has been returned to the trial court for a second trial. The six remaining cases in which defense verdicts were returned are concluded. In the single trial decided for the plaintiff, *French v. Philip Morris Incorporated, et al.*, the jury awarded $5.5 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard Tobacco's share of the judgment in this matter, including interest, was approximately $60,000.

As of February 9, 2011, none of the Flight Attendant Cases were scheduled for trial. Trial dates are subject to change.

In 2010, some of the attorneys who represent the plaintiffs in the Flight Attendant Cases filed a motion for sanctions against the defendants, including Lorillard Tobacco, in which plaintiffs alleged that the defendants engaged in certain conduct. In the motion for sanctions, as amended, plaintiffs contend that Philip Morris USA, R.J. Reynolds Tobacco Company and Brown & Williamson Tobacco Corporation tortuously interfered with negotiations the plaintiffs in the Flight Attendant Cases initiated with Lorillard Tobacco and caused Lorillard Tobacco to reject plaintiffs' offers of judgment. Plaintiffs in all of the Flight Attendant Cases submitted offers of judgment to Lorillard Tobacco during 2000 that proposed to resolve plaintiffs' claims against Lorillard Tobacco in each of the pending Flight Attendant Cases in which plaintiffs allege lung cancer for $15,000 and to resolve all remaining Flight Attendant Cases for $2,650. Plaintiffs contend in the motion for sanctions that Lorillard Tobacco's subsequent rejection of the offers of judgment was prompted by an agreement it reached with Philip Morris USA, R.J. Reynolds Tobacco Company and Brown & Williamson Tobacco Corporation to partially indemnify Lorillard Tobacco should it be required to satisfy any judgment for attorneys' fees returned against it in the Flight Attendant Cases. Plaintiffs contend this agreement constitutes misconduct and that it violates the *Broin* settlement agreement. Plaintiffs seek $30 million in sanctions, plus interest of 9% from the date of the anticipated acceptance of the offers of judgment, on behalf of all of the plaintiffs in the Flight Attendant Cases.

Class Action Cases

Lorillard Tobacco is a defendant in six pending Class Action Cases. Lorillard, Inc. is a co-defendant in two of these cases. In most of the pending cases, plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in the state in which the case was filed.

Cigarette manufacturers, including Lorillard Tobacco, have defeated motions for class certification in a total of 36 cases, 13 of which were in state court and 23 of which were in federal court. Motions for class certification have also been ruled upon in some of the "lights" cases or in other class actions to which neither Lorillard Tobacco nor Lorillard, Inc. was a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters.

The Scott Case. In one of the class actions pending against Lorillard Tobacco, *Scott v. The American Tobacco Company, et al.* (District Court, Orleans Parish, Louisiana, filed May 24, 1996), the Louisiana Court of Appeal, Fourth Circuit, issued a decision in April 2010 (the "April 2010 Decision") that modified the trial court's 2008 amended final judgment. The April 2010 Decision reduced the judgment amount from approximately $264 million to approximately $242 million to fund a ten year, court-supervised smoking cessation program. The April 2010 Decision also changed the date on which the award of post-judgment interest will accrue to July 2008. Interest awarded by the amended final judgment will continue to accrue from July 2008 until the judgment either is paid or is reversed on appeal. As of February 9, 2011, judicial interest totaled approximately $32.1 million. Lorillard, Inc., which was a party to the case in the past, is no longer a defendant.

In its April 2010 Decision, the Court of Appeal expressly preserved defendants' right to assert claims on unspent or surplus funds, should any such funds be present, at the conclusion of the ten-year smoking cessation program.

The Louisiana Supreme Court denied review of the petitions that were filed by the defendants and the plaintiffs. The U.S. Supreme Court has granted defendants' application to stay execution of the amended final judgment until defendants' petition for writ of certiorari is resolved. As of February 9, 2011, the U.S. Supreme Court had not determined whether it would grant review of defendants' certiorari petition.

In 1997, *Scott* was certified a class action on behalf of certain cigarette smokers resident in the State of Louisiana who desire to participate in medical monitoring or smoking cessation programs and who began smoking prior to September 1, 1988, or who began smoking prior to May 24, 1996 and allege that defendants undermined compliance with the warnings on cigarette packages.

Trial in *Scott* was heard in two phases. At the conclusion of the first phase in July 2003, the jury rejected medical monitoring, the primary relief requested by plaintiffs, and returned sufficient findings in favor of the class to proceed to a Phase II trial on plaintiffs' request for a statewide smoking cessation program. Phase II of the trial, which concluded in May 2004, resulted in an award of $591 million to fund cessation programs for Louisiana smokers.

In February 2007, the Louisiana Court of Appeal reduced the amount of the award by approximately $328 million; struck an award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and limited class membership to individuals who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. In January 2008, the Louisiana Supreme Court denied plaintiffs' and defendants' separate petitions for review. In May 2008, U.S. Supreme Court denied defendants' request that it review the case. The case was returned to the trial court, which subsequently entered an amended final judgment that ordered the defendants to pay approximately $264 million to fund the court-supervised smoking cessation program for the members of the certified class. The Court of Appeal's April 2010 Decision was an appeal from this judgment.

Should the amended final judgment be sustained on appeal, Lorillard Tobacco's share of that judgment, including the award of post-judgment interest, has not been determined. In the fourth quarter of 2007, Lorillard, Inc. recorded a pretax provision of approximately $66 million for this matter which was included in selling, general and administrative expenses on the consolidated statements of income and was reclassified from other liabilities to accrued liabilities in the second quarter of 2010 on the consolidated balance sheets.

The parties filed a stipulation in the trial court agreeing that an article of Louisiana law required that the amount of the bond for the appeal be set at $50 million for all defendants collectively. The parties further agreed that the plaintiffs have full reservations of rights to contest in the trial court the sufficiency of the bond on any grounds. Defendants collectively posted a surety bond in the amount of $50 million, of which Lorillard Tobacco secured 25%, or $12.5 million, which is classified as restricted cash within other current assets on the consolidated balance sheet. While Lorillard Tobacco believes the limitation on the appeal bond amount is valid as required by Louisiana law, in the event of a successful challenge the amount of the appeal bond could be set as high as 150% of the judgment and judicial interest combined. If such an event occurred, Lorillard Tobacco's share of the appeal bond has not been determined.

Other Class Action Cases. In one Class Action Case pending against Lorillard Tobacco, *Brown v. The American Tobacco Company, Inc., et al.* (Superior Court, San Diego County, California, filed June 10, 1997), the California Supreme Court in 2009 vacated an order that had previously decertified a class and returned *Brown* to the trial court for further activity. The trial court has informed the parties that it believes the class previously certified in *Brown* has been reinstated as a result of the California Supreme Court's ruling. The class previously certified in *Brown* is composed of residents of California who smoked at least one of defendants' cigarettes between June 10, 1993 and April 23, 2001 and who were exposed to defendants' marketing and advertising activities in California. The trial court also has ruled that it will permit plaintiffs to assert claims regarding the allegedly fraudulent marketing of "light" or "ultra-light" cigarettes. Trial in *Brown* has been scheduled for May 2011. Trial dates are subject to change. Lorillard, Inc. is not a defendant in *Brown.*

In another Class Action Case pending against Lorillard Tobacco, *Cleary v. Philip Morris Incorporated, et al.* (U.S. District Court, Northern District, Illinois, filed June 3, 1998), a court allowed plaintiffs to amend their complaint in an existing class action to assert claims on behalf of a subclass of individuals who purchased "light" cigarettes from the defendants, but it subsequently dismissed the "light" cigarettes claims asserted against Lorillard Tobacco. In June 2010, the court dismissed plaintiffs' remaining claims, and it entered final judgment in defendants' favor. Plaintiffs have noticed an appeal from the final judgment, including the prior ruling that dismissed plaintiffs' "lights" claims against Lorillard Tobacco, to the U.S. Court of Appeals for the Seventh Circuit. Lorillard, Inc. is not a defendant in *Cleary.*

"Lights" Class Action Cases. Neither Lorillard Tobacco nor Lorillard, Inc. is a defendant in another approximately 35 Class Action Cases in which plaintiffs' claims are based on the allegedly fraudulent marketing of "light" or "ultra-light" cigarettes. Classes have been certified in some of these cases. In one of the "lights" Class Action Cases, *Good v. Altria Group, Inc., et al.*, the U.S. Supreme Court ruled in December 2008 that neither the Federal Cigarette Labeling and Advertising Act nor the Federal Trade Commission's regulation of cigarettes' tar and nicotine disclosures preempts (or bars) some of plaintiffs' claims. In 2009, the Judicial Panel on Multidistrict Litigation consolidated various federal court "lights" Class Action Cases pending against Philip Morris USA or Altria Group and transferred those cases to the U.S. District Court of Maine. As of February 9, 2011, 16 cases were part of that consolidated proceeding.

Reimbursement Cases

Lorillard Tobacco is a defendant in the three Reimbursement Cases that are pending in the U.S. and it has been named as a party to a case in Israel. Lorillard, Inc. is a co-defendant in two of the three cases pending in the U.S. Plaintiffs in the case in Israel have attempted to assert claims against Lorillard, Inc. Plaintiffs in another case filed in the U.S. have the option of pursuing an appeal from an order entered in December 2010 that dismissed the case in favor of the defendants. As of February 9, 2011, plaintiffs in this matter had not sought appellate review of the dismissal order.

As of February 9, 2011, trial was underway in one of the three Reimbursement Cases pending in the U.S., *City of St. Louis [Missouri] v. American Tobacco Co., Inc., et al.* (Circuit Court, City of St. Louis, Missouri, filed November 25, 1998). Along with other cigarette manufacturers, Lorillard Tobacco and Lorillard, Inc. are defendants in *City of St. Louis.* Plaintiffs are suing on behalf of 37 Missouri hospitals.

U.S. Government Case. In August 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government's reimbursement suit, *United States of America v. Philip Morris USA, Inc., et al.*, (U.S. District Court, District of Columbia, filed September 22, 1999). The final judgment and remedial order concluded a bench trial that began in September 2004. Lorillard Tobacco, other cigarette manufacturers, two parent companies and two trade associations were defendants in this action during trial. Lorillard, Inc. is not a party to this case.

In its 2006 final judgment and remedial order, the court determined that the defendants, including Lorillard Tobacco, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. The government was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard Tobacco, from engaging in any act of racketeering, as defined under RICO; from making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions include a ban on using such descriptors as "low tar," "light," "ultra-light," "mild" or "natural"); from making any statements that "low tar," "light," "ultra-light," "mild" or "natural" or low-nicotine cigarettes may result in a reduced risk of disease; and from participating in the management or control of certain entities or their successors. The final judgment and remedial order also requires the defendants, including Lorillard Tobacco, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package "inserts" concerning:

the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking "low tar," "light," "ultra-light," "mild" or "natural" cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. Lorillard Tobacco could incur costs in excess of $10 million to implement the final judgment and remedial order. The final judgment and remedial order also requires defendants, including Lorillard Tobacco, to make disclosures of disaggregated marketing data to the government, and to make document disclosures on a website and in a physical depository. The final judgment and remedial order prohibits each defendant that manufactures cigarettes, including Lorillard Tobacco, from selling any of its cigarette brands or certain elements of its business unless certain conditions are met.

The final judgment and remedial order has not yet been fully implemented. Following trial, the final judgment and remedial order was stayed because the defendants, the government and several intervenors noticed appeals to the Circuit Court of Appeals for the District of Columbia. In May 2009, a three judge panel upheld substantially all of the District Court's final judgment and remedial order. In September 2009, the Court of Appeals denied defendants' rehearing petitions as well as their motion to vacate those statements in the appellate ruling that address defendants' marketing of "low tar" or "lights" cigarettes, to vacate those parts of the trial court's judgment on that issue, and to remand the case with instructions to deny as moot the government's allegations and requested relief regarding "lights" cigarettes. The Court of Appeals stayed its order that formally relinquished jurisdiction of defendants' appeal pending the disposition of the petitions for writ of certiorari to the U.S. Supreme Court that were noticed by the defendants, the government and the intervenors. In June 2010, the U.S. Supreme Court denied all of the petitions for writ of certiorari. The case has been returned to the trial court for implementation of the Court of Appeals' directions in its 2009 ruling and for entry of an amended final judgment.

While trial was underway, the Court of Appeals ruled that plaintiff may not seek to recover profits earned by the defendants. Prior to trial, the government had claimed that it was entitled to approximately $280 billion from the defendants for its claim to recover profits earned by the defendants. The U.S. Supreme Court declined to address the decisions dismissing recovery of profits when it denied review of the government's and the intervenors' petitions.

Settlement of State Reimbursement Litigation. On November 23, 1998, Lorillard Tobacco, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the "Original Participating Manufacturers") entered into the Master Settlement Agreement ("MSA") with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the "Settling States." The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which together with the MSA are referred to as the "State Settlement Agreements."

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation. Lorillard recorded pretax charges for its obligations under the State Settlement Agreements of $300 million and $1.212 billion for the three and twelve months ended December 31, 2010, respectively, and $280 million and $1.128 billion for the three and twelve months ended December 31, 2009, respectively. Lorillard's portion of ongoing adjusted settlement payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, Lorillard records its portions of ongoing adjusted settlement payments as part of cost of manufactured products sold as the related sales occur.

The State Settlement Agreements require that the domestic tobacco industry make annual payments of $10.4 billion, subject to adjustment for several factors, including inflation, market share and industry volume.

In addition, the domestic tobacco industry is required to pay settling plaintiffs' attorneys' fees, subject to an annual cap of $500 million, as well as an additional amount of up to $125 million in each year through 2008. These payment obligations are the several and not joint obligations of each settling defendant. The State Settlement Agreements also include provisions relating to significant advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws, and other provisions.

Lorillard Tobacco and the other Original Participating Manufacturers have notified the States that they intend to seek an adjustment in the amount of payments made in 2003 and subsequent years pursuant to a provision in the MSA that permits such adjustment if the companies can prove that the MSA was a significant factor in their loss of market share to companies not participating in the MSA and that the States failed to diligently enforce certain statutes passed in connection with the MSA. If the Original Participating Manufacturers are ultimately successful, any adjustment would be reflected as a credit against future payments by the Original Participating Manufacturers under the agreement.

From time to time, lawsuits have been brought against Lorillard Tobacco and other participating manufacturers to the MSA, or against one or more of the states, challenging the validity of the MSA on certain grounds, including as a violation of the antitrust laws. See "MSA-Related Antitrust Suit" below.

In addition, in connection with the MSA, the Original Participating Manufacturers entered into an agreement to establish a $5.2 billion trust fund payable between 1999 and 2010 to compensate the tobacco growing communities in 14 states (the "Trust"). Payments to the Trust ended in 2005 as a result of an assessment imposed under a federal law, enacted in 2004, repealing the federal supply management program for tobacco growers. Under the law, tobacco quota holders and growers will be compensated with payments totaling $10.1 billion, funded by an assessment on tobacco manufacturers and importers. Payments under the law to qualifying tobacco quota holders and growers commenced in 2005.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in domestic cigarette sales in the premium price and discount price segments, Lorillard's share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

Filter Cases

In addition to the above, claims have been brought against Lorillard Tobacco and Lorillard, Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard Tobacco for a limited period of time ending more than 50 years ago. Lorillard Tobacco is a defendant in 34 Filter Cases. Lorillard, Inc. is a defendant in three Filter Cases, including two that also name Lorillard Tobacco. Since January 1, 2009, Lorillard Tobacco has paid, or has reached agreement to pay, a total of approximately $15.6 million in settlements to finally resolve 46 claims. The related expense was recorded in selling, general and administrative expenses on the consolidated statements of income. Since January 1, 2009, a verdict has been returned in one Filter Case, *Cox v. Asbestos Corporation, Ltd., et al*, which was tried in the Superior Court of California, Los Angeles County. Plaintiffs in the *Cox* case voluntarily dismissed Lorillard Tobacco from their appeal to the California Court of Appeals and the matter is concluded. As of February 9, 2011, trial was underway in one Filter Case in which Lorillard Tobacco is a defendant, *Lenney v. Armstrong International, Inc., et al.*, (Superior Court of California, San Francisco County). As of February 9, 2011, nine Filter Cases were scheduled for trial or have been placed on courts' trial calendars. Trial dates are subject to change.

Tobacco-Related Antitrust Cases

Indirect Purchaser Suits

Approximately 30 antitrust suits were filed in 2000 and 2001 on behalf of putative classes of consumers in various state courts against cigarette manufacturers. The suits all alleged that the defendants entered into agreements to fix the wholesale prices of cigarettes in violation of state antitrust laws which permit indirect purchasers, such as retailers and consumers, to sue under price fixing or consumer fraud statutes. More than 20 states permit such suits. Lorillard Tobacco was a defendant in all but one of these indirect purchaser cases. Lorillard, Inc. was not named as a defendant in any of these cases. Three indirect purchaser suits, in New York, Florida and Michigan, thereafter were dismissed by courts in those states, and the plaintiffs withdrew their appeals. The actions in all other states, except for Kansas, were either voluntarily dismissed or dismissed by the courts.

In the Kansas case, the District Court of Seward County certified a class of Kansas indirect purchasers in 2002. In July 2006, the Court issued an order confirming that fact discovery was closed, with the exception of privilege issues that the Court determined, based on a Special Master's report, justified further fact discovery. In October 2007, the Court denied all of the defendants' privilege claims, and the Kansas Supreme Court thereafter denied a petition seeking to overturn that ruling. Discovery currently is ongoing. As of February 9, 2011, the Court had not set dates for dispositive motions and trial.

MSA-Related Antitrust Suit

In October 2008, Lorillard Tobacco was named as a defendant in an action filed in the Western District of Kentucky, *Vibo Corporation, Inc. d/b/a/ General Tobacco v. Conway, et al.* The suit alleges that the named defendants, which include 52 state and territorial attorneys general and 19 tobacco manufacturers, violated the federal Sherman Antitrust Act of 1890 (the "Sherman Act") by entering into and participating in the MSA. The plaintiff alleges that MSA participants, such as itself, that were not in existence when the MSA was executed in 1998 but subsequently became participants, are unlawfully required to pay significantly more sums to the states than companies that joined the MSA within 90 days after its execution. In addition to the Sherman Act claim, plaintiff has raised a number of constitutional claims against the states. Plaintiff seeks a declaratory judgment in its favor on all claims, an injunction against the continued enforcement of the MSA, treble damages against the tobacco manufacturer defendants, including Lorillard Tobacco, and damages and injunctive relief against the states, including contract recession and restitution. In December 2008, the court dismissed the complaint against all defendants, including Lorillard Tobacco. The court entered its final judgment dismissing the suit in January 2010. Thereafter, the plaintiff filed a notice of appeal to the federal Court of Appeals for the Sixth Circuit. As of February 9, 2011, no other filings had been made.

Defenses

Each of Lorillard Tobacco and Lorillard, Inc. believes that it has valid defenses to the cases pending against it as well as valid bases for appeal should any adverse verdicts be returned against either of them. While Lorillard Tobacco and Lorillard, Inc. intend to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard Tobacco, Lorillard, Inc. or the other defendants. Lorillard Tobacco and Lorillard, Inc. may enter into discussions in an attempt to settle particular cases if either believe it is appropriate to do so.

Neither Lorillard Tobacco nor Lorillard, Inc. can predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in *United States of America v. Philip Morris USA, Inc., et al.*, which made many adverse findings regarding the conduct of the defendants, including Lorillard Tobacco, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers. In addition, the ruling in *Good v. Altria Group, Inc., et al.* could result in further "lights" litigation. Any such developments could have an adverse effect on the ability of Lorillard Tobacco or Lorillard, Inc. to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard Tobacco or Lorillard, Inc. Lorillard Tobacco and Lorillard, Inc. also cannot predict the type or extent of litigation that could be brought against either of them, or against other cigarette manufacturers, in the future.

Lorillard records provisions in the consolidated financial statements for pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and *Scott* as described above, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in the consolidated financial statements for any unfavorable outcome. It is possible that Lorillard's results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation.

Indemnification Obligations

In connection with the Separation, Lorillard entered into a separation agreement with Loews (the "Separation Agreement") and agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys' fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews' ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the Separation (including with respect to any product liability claims).

Loews is a defendant in three pending product liability cases. One of these is a Reimbursement Case in Israel and two are purported Class Action Cases on file in U.S. courts. Lorillard Tobacco also is a defendant in each of the three product liability cases in which Loews is involved. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases.

Other Litigation

Lorillard is also party to other litigation arising in the ordinary course of business. The outcome of this other litigation will not, in the opinion of management, materially affect Lorillard's results of operations or equity.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a — 15 under the Exchange Act as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures (as defined in Rule 13a — 15(e) under the Exchange Act) are effective, in all material respects, to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating our internal control over financial reporting. Because of these inherent limitations, internal control over financial reporting cannot provide absolute assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that our internal control over financial reporting may become inadequate because of changes in conditions or other factors, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 as required under Section 404 of the Sarbanes-Oxley Act of 2002. Management's assessment of the effectiveness of our internal control over financial reporting was conducted using the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report included herein.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during our most recent fiscal quarter that has materially affected, or is likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lorillard, Inc.
Greensboro, North Carolina.

We have audited the internal control over financial reporting of Lorillard, Inc. and Subsidiaries (the "Company") as of December 31, 2010 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated February 18, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 18, 2011

Item 9B. ***OTHER INFORMATION***

None.

PART III

Item 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

The information required by this item is contained in our proxy statement for our 2011 Annual Meeting of Shareholders to be held on May 19, 2011, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

Item 11. ***EXECUTIVE COMPENSATION***

The information required by this item is contained in our proxy statement for our 2011 Annual Meeting of Shareholders to be held on May 19, 2011, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

Item 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

The information required by this item is contained in our proxy statement for our 2011 Annual Meeting of Shareholders to be held on May 19, 2011, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

Item 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

The information required by this item is contained in our proxy statement for our 2011 Annual Meeting of Shareholders to be held on May 19, 2011, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

Item 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

The information required by this item is contained in our proxy statement for our 2011 Annual Meeting of Shareholders to be held on May 19, 2011, to be filed pursuant to Section 14 of the Exchange Act, and is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) ***Listing of Documents***

(1) ***Financial Statements***

The Company's Consolidated Financial Statements included in Item 8 hereof, as required at December 31, 2010 and December 31, 2009, and for the periods ended December 31, 2010, December 31, 2009 and December 31, 2008, consist of the following:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders' Equity (Deficit)

Notes to Consolidated Financial Statements

(2) ***Financial Statement Schedule***

Financial Statement Schedule of the Company appended hereto, as required for the periods ended December 31, 2010, December 31, 2009 and December 31, 2008, consists of the following:

Valuation and Qualifying Accounts

(3) ***Exhibits***

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Lorillard, Inc., incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K (File No. 1-34097) filed on June 12, 2008
3.2	Amended and Restated Bylaws of Lorillard, Inc., as of February 25, 2010, incorporated herein by reference to Exhibit 3.2 to our Current Report on Form 8-K filed (File No. 1-34097) on March 2, 2010
3.3	Certificate of Amendment of Certificate of Incorporation of Lorillard Tobacco Company and Certificate of Incorporation of Lorillard Tobacco Company, incorporated herein by reference to Exhibit 3.3 to Lorillard, Inc.'s Registration Statement on Form S-3 (File No. 333-159902) filed on June 11, 2009
3.4	Bylaws of Lorillard Tobacco Company, incorporated herein by reference to Exhibit 3.4 to Lorillard, Inc.'s Registration Statement on Form S-3 (File No. 333-159902) filed on June 11, 2009
4.1	Specimen certificate for shares of common stock of Lorillard, Inc., incorporated herein by reference to Exhibit 4.1 to our Amended Registration Statement on Form S-4 (File No. 333-149051) filed on May 9, 2008
4.2	Indenture, dated June 23, 2009, among Lorillard Tobacco Company, Lorillard, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-34097) filed on June 23, 2009
4.3	First Supplemental Indenture, dated June 23, 2009, among Lorillard Tobacco Company, Lorillard, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K (File No. 1-34097) filed on June 23, 2009
4.4	Second Supplemental Indenture, dated April 12, 2010, among Lorillard Tobacco Company, Lorillard, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K (File No. 1-34097) filed on April 12, 2010
4.5	Form of 8.125% Senior Note due 2019 of Lorillard Tobacco Company, incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K (File No. 1-34097) filed on June 23, 2009

Exhibit Number	Description
4.6	Form of 6.875% Senior Note due 2020 of Lorillard Tobacco Company, incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K (File No. 1-34097) filed on April 12, 2010
4.7	Form of 8.125% Senior Note due 2040 of Lorillard Tobacco Company, incorporated by reference of Exhibit 4.4 to our Current Report on Form 8-K (File No. 1-34097) filed on April 12, 2010
4.8	Form of Guarantee Agreement of Lorillard, Inc. for the 8.125% Senior Notes due 2019 of Lorillard Tobacco Company, incorporated by reference to Exhibit 4.4 to Lorillard, Inc.'s Current Report on Form 8-K filed on June 23, 2009
4.9	Form of Guarantee Agreement of Lorillard, Inc. for the 6.875% Senior Notes due 2020 of Lorillard Tobacco Company, incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K (File No. 1-34097) filed on April 12, 2010
4.10	Form of Guarantee Agreement of Lorillard, Inc. for the 8.125% Senior Notes due 2040 of Lorillard Tobacco Company, incorporated by reference to Exhibit 4.6 to our Current Report on Form 8-K (File No. 1-34097) filed on April 12, 2010
10.1	Separation Agreement between Loews Corporation and Lorillard, Inc., Lorillard Tobacco Company, Lorillard Licensing Company, LLC, One Park Media Services, Inc. and Plisa, S.A., incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 1-34097) filed on August 7, 2008
10.2	Amended and Restated Employment Agreement between Lorillard, Inc. and Martin L. Orlowsky, dated December 19, 2008, incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K (File No. 1-34097) filed on March 2, 2009†
10.3	Comprehensive Settlement Agreement and Release with the State of Florida to settle and resolve with finality all present and future economic claims by the State and its subdivisions relating to the use of or exposure to tobacco products, incorporated herein by reference to Exhibit 10 to Loews's Report on Form 8-K (File No. 1-6541) filed September 5, 1997
10.4	Comprehensive Settlement Agreement and Release with the State of Texas to settle and resolve with finality all present and future economic claims by the State and its subdivisions relating to the use of or exposure to tobacco products, incorporated herein by reference to Exhibit 10 to Loews's Report on Form 8-K (File No. 1-6541) filed February 3, 1998
10.5	State of Minnesota Settlement Agreement and Stipulation for Entry of Consent Judgment to settle and resolve with finality all claims of the State of Minnesota relating to the subject matter of this action which have been or could have been asserted by the State, incorporated herein by reference to Exhibit 10.1 to Loews's Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6541) filed May 15, 1998
10.6	State of Minnesota Consent Judgment relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.2 to Loews's Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6541) filed May 15, 1998
10.7	State of Minnesota Settlement Agreement and Release relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.3 to Loews's Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6541) filed May 15, 1998
10.8	State of Minnesota State Escrow Agreement relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.6 to Loews's Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-6541) filed May 15, 1998
10.9	Stipulation of Amendment to Settlement Agreement and For Entry of Agreed Order, dated July 2, 1998, regarding the settlement of the State of Mississippi health care cost recovery action, incorporated herein by reference to Exhibit 10.1 to Loews's Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-6541) filed August 14, 2008
10.10	Mississippi Fee Payment Agreement, dated July 2, 1998, regarding the payment of attorneys' fees, incorporated herein by reference to Exhibit 10.2 to Loews's Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-6541) filed August 14, 2008

Exhibit Number	Description
10.11	Stipulation of Amendment to Settlement Agreement and For Entry of Consent Decree, dated July 24, 1998, regarding the settlement of the Texas health care cost recovery action, incorporated herein by reference to Exhibit 10.4 to Loews's Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-6541) filed on August 14, 2008
10.12	Texas Fee Payment Agreement, dated July 24, 1998, regarding the payment of attorneys' fees, incorporated herein by reference to Exhibit 10.5 to Loews's Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-6541) filed on August 14, 2008
10.13	Stipulation of Amendment to Settlement Agreement and For Entry of Consent Decree, dated September 11, 1998, regarding the settlement of the Florida health care cost recovery action, incorporated herein by reference to Exhibit 10.1 to Loews's Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-6541) filed November 17, 2008
10.14	Florida Fee Payment Agreement, dated September 11, 1998, regarding the payment of attorneys' fees, incorporated herein by reference to Exhibit 10.2 to Loews's Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-6541) filed November 17, 2008
10.15	Master Settlement Agreement with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Northern Marianas to settle the asserted and unasserted health care cost recovery and certain other claims of those states, incorporated herein by reference to Exhibit 10 to Loews's Current Report on Form 8-K (File No. 1-6541) filed November 25, 1998
10.16	Form of Assignment and Assumption of Services Agreement, dated as of April 1, 2008, by and between R.J. Reynolds Tobacco Company and R.J. Reynolds Global Products, Inc., with a joinder by Lorillard Tobacco Company, incorporated herein by reference to Exhibit 10.17 to our Amended Registration Statement on Form S-4 (File No. 333-149051) filed on March 26, 2008
10.17	Lorillard, Inc. 2008 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 1-34097) filed on August 7, 2008†
10.18	Form of Lorillard, Inc. indemnification agreement for directors and executive officers, incorporated herein by reference to Exhibit 10.19 to our Amended Registration Statement on Form S-4 (File No. 333-149051) filed on May 9, 2008†
10.19	Form of Severance Agreement for named executive officers, incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K (File No. 1-34097) filed on July 10, 2008†
10.20	Amendment to Supply Agreement for Reconstituted Tobacco, dated October 30, 2008, by and between R.J. Reynolds Tobacco Company and Lorillard Tobacco Company, incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 1-34097) filed on November 4, 2008#
10.21	Form of Stock Appreciation Rights Award Certificate, incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 1-34097) filed on November 4, 2008†
10.22	Form of Stock Option Award Certificate, incorporated herein by reference to Exhibit 10.22 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 1-34097) filed on May 6, 2010†
10.23	Form of Restricted Stock Award Certificate, incorporated herein by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q (File No. 1-34097) filed on May 5, 2009†
10.27	Credit Agreement, dated March 26, 2010, among Lorillard Tobacco Company, as borrower, Lorillard, Inc., as parent guarantor, the lenders referred to therein, and JPMorgan Chase Bank, N.A., as Administrative Agent, incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 1-34097) filed on March 26, 2010
10.25	Consulting Agreement between Lorillard, Inc. and Martin L. Orlowsky, dated August 12, 2010, incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K (File No. 1-34097) filed on August 12, 2010†

Exhibit Number	Description
10.26	Offer Letter between Lorillard, Inc. and Murray S. Kessler, dated August 12, 2010, incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 8-K (File No. 1-34097) filed on August 12, 2010†
10.27	Severance Agreement between Lorillard, Inc. and Murray S. Kessler, dated October 11, 2010, incorporated herein by reference to Exhibit 10.26 to our Quarterly Report on Form 10-Q (File No. 1-34097) filed on October 27, 2010†
11.1	Statement regarding computation of earnings per share. (See Note 11 to the consolidated financial statements.)*
12.1	Computation of Ratio of Earnings to Fixed Charges*
21.1	Subsidiaries of Lorillard, Inc.*
23.1	Consent of Registered Public Accounting Firm*
23.2	Consent of Management Science Associates, Inc., incorporated herein by reference to Exhibit 23.2 to our Annual Report on Form 10-K (File No. 1-34097) filed on March 2, 2009
31.1	Certification by the Chief Executive Officer of Lorillard, Inc. pursuant to Rule 13a-14(a) or Rule 15d-14(a)*
31.2	Certification by the Chief Financial Officer of Lorillard, Inc. pursuant to Rule 13a-14(a) or Rule 15d-14(a)*
32.1	Certification by the Chief Executive Officer and Chief Financial Officer of Lorillard, Inc. pursuant to 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002)*
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

* Filed herewith.

** Pursuant to applicable securities laws and regulations, the Company is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Company has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fails to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed and otherwise are not subject to liability.

Confidential treatment has been granted for certain portions of this exhibit pursuant to an order under the Exchange Act of 1934, as amended, which portions have been omitted and filed separately with the Securities and Exchange Commission.

† Management or compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 18, 2011.

LORILLARD, INC.

By: /s/ MURRAY S. KESSLER

Name: **Murray S. Kessler**
Title: **Chairman, President and Chief Executive Officer (Principal Executive Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on February 18, 2011. The undersigned hereby constitute and appoint Murray S. Kessler, David H. Taylor and Ronald S. Milstein, and each of them, their true and lawful agents and attorneys-in-fact with full power and authority in said agents and attorneys-in-fact, and in any one or more of them, to sign for the undersigned and in their respective names as directors and officers of Lorillard, Inc., any amendment or supplement hereto. The undersigned hereby confirm all acts taken by such agents and attorney-in-fact, or any one or more of them, as herein authorized.

Signature	Title
/s/ MURRAY S. KESSLER **Murray S. Kessler**	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ DAVID H. TAYLOR **David H. Taylor**	Executive Vice President, Finance and Planning and Chief Financial Officer (Principal Financial Officer)
/s/ ANTHONY B. PETITT **Anthony B. Petitt**	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)
/s/ ROBERT C. ALMON **Robert C. Almon**	Director
/s/ DIANNE NEAL BLIXT **Dianne Neal Blixt**	Director
/s/ VIRGIS W. COLBERT **Virgis W. Colbert**	Director
/s/ DAVID E. R. DANGOOR **David E. R. Dangoor**	Director
/s/ KIT D. DIETZ **Kit D. Dietz**	Director
/s/ RICHARD W. ROEDEL **Richard W. Roedel**	Director
/s/ NIGEL TRAVIS **Nigel Travis**	Director

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS OF LORILLARD, INC. AND SUBSIDIARIES

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Period
			(In millions)		
For the Year Ended December 31, 2010					
Deducted from assets:					
Allowance for discounts	$ 1	$177	$—	$177	$ 1
Allowance for doubtful accounts	2	—	—	—	2
Total	$ 3	$177	$—	$177	$ 3
For the Year Ended December 31, 2009					
Deducted from assets:					
Allowance for discounts	$—	$175	$—	$174	$ 1
Allowance for doubtful accounts	2	—	—	—	2
Total	$ 2	$175	$—	$174	$ 3
For the Year Ended December 31, 2008					
Deducted from assets:					
Allowance for discounts	$—	$145	$—	$145	$—
Allowance for doubtful accounts	2	—	$—	—	2
Total	$ 2	$145	$—	$145	$ 2

(1) Discounts allowed.

(This page intentionally left blank)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-151595 on Form S-8 and Registration Statement No. 333-159902 on Form S-3 of our reports dated February 18, 2011, relating to the consolidated financial statements and financial statement schedule of Lorillard, Inc. and Subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2010.

/s/Deloitte & Touche LLP

Charlotte, North Carolina
February 18, 2011

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Murray S. Kessler, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2010 of Lorillard, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2011

By: /s/ Murray S. Kessler

Murray S. Kessler
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, David H. Taylor, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2010 of Lorillard, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2011

By: /s/ David H. Taylor

David H. Taylor
Executive Vice President,
Finance and Planning and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of Lorillard, Inc. (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Murray S. Kessler, as Chief Executive Officer of the Company, and David H. Taylor, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Murray S. Kessler

Name: Murray S. Kessler
Title: Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: February 18, 2011

/s/ David H. Taylor

Name: David H. Taylor
Title: Executive Vice President,
Finance and Planning and Chief Financial Officer
(Principal Financial Officer)

Date: February 18, 2011



Shareholder Information

Corporate Address
Lorillard, Inc.
714 Green Valley Road
Greensboro, NC 27408
877-703-0386
www.lorillard.com


LO
LISTED
NYSE

Stock Exchange Listing
Lorillard common stock is traded on the New York Stock Exchange under the ticker LO.

Transfer Agent and Registrar
Mellon Investor Services LLC
PO Box 3301
South Hackensack, NJ 07606
800-522-6645
www.melloninvestor.com

Investor Relations
336-335-7000
investorrelations@lortobco.com

Independent Auditors
Deloitte & Touche LLP

Annual Meeting
May 19, 2011
10:00 a.m.
O.Henry Hotel
624 Green Valley Road
Greensboro, NC 27408

Board of Directors

Seated from left to right:

Richard W. Roedel
Director and Lead Independent Director

Murray S. Kessler
Director, Chairman, President and Chief Executive Officer

Dianne Neal Blixt
Director

Standing from left to right:

Virgis W. Colbert
Director

Kit D. Dietz
Director

Robert C. Almon
Director

Nigel Travis
Director

David E. R. Dangoor
Director

Management

Murray S. Kessler
Director, Chairman, President and Chief Executive Officer

David H. Taylor
Executive Vice President, Finance, Planning and Chief Financial Officer

Ronald S. Milstein
Senior Vice President, Legal and External Affairs, General Counsel and Secretary

Charles E. Hennighausen
Executive Vice President, Production Operations

Randy B. Spell
Executive Vice President, Marketing and Sales

Lorillard

Lorillard, Inc. • 714 Green Valley Road • Greensboro, NC 27408 • 877-703-0386 • www.lorillard.com

